Exhibit 99.8

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This Prospectus (as hereinafter defined) constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless exemptions from the registration requirement of the U.S. Securities Act and applicable state securities laws are available. This Prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons. See “Plan of Distribution”.

PROSPECTUS

INITIAL PUBLIC OFFERING	February 10, 2023

SOLARBANK CORPORATION

Up to 7,000,000 Common Shares

Price: $0.75 per Common Share

This prospectus (this “Prospectus”) qualifies the distribution of up to 7,000,000 common shares (the “Offered Shares”) in the capital of SolarBank Corporation (the “Company” or “SolarBank”) at a price of $0.75 per Offered Share (the “Offering Price”) for total gross proceeds of up to $5,250,000 (the “Offering”).

The Offered Shares are being offered on a “commercially reasonable efforts” basis without underwriter liability pursuant to the terms and conditions of an agency agreement (the “Agency Agreement”) to be entered by and among the Company and Research Capital Corporation, as lead agent and sole bookrunner (the “Agent”). The Offering Price for the Offered Shares was determined based upon arm’s length negotiations between the Company and the Agent, in the context of the market. See “Plan of Distribution”.

	Price to the Public	Agent’s Fee(1)(2)	Net Proceeds to the Company(3)(4)
Per Offered Share	$0.75	$0.045	$0.705
Total	$5,250,000	$315,000	$4,935,000

Notes:

(1)	In consideration for the services rendered by the Agent in connection with the Offering, the Company has agreed to pay the Agent a cash fee (the “Agent’s Fee”) equal to 6.0% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option (as defined below)). The Company has also agreed to pay to the Agent a corporate finance fee of $35,000.00 (plus applicable taxes) (the “Corporate Finance Fee”) payable in cash, of which $20,000.00 (including applicable taxes) has been paid as of the date hereof. See “Plan of Distribution”.
(2)	As additional compensation, the Company has agreed to issue to the Agent, that number of common share purchase warrants of the Company (the “Broker Warrants”) as is equal to 6.0% of the total number of Offered Shares sold under the Offering (including in respect of any exercise of the Over-Allotment Option). Each Broker Warrant will entitle the holder thereof to purchase one (1) Common Share (as defined below) (each, a “Broker Warrant Share”) at the Offering Price for a period of 36 months following the Closing Date (as defined below). This Prospectus qualifies the distribution of the Broker Warrants. See “Plan of Distribution”.
(3)	The Agent has also been granted an option (the “Over-Allotment Option”), exercisable, in whole or in part, at the sole discretion of the Agent, at any time up to 48 hours prior to the Closing Date, to arrange for the sale of up to an additional 1,050,000 Offered Shares (the “Additional Shares”) at the Offering Price per Additional Share to cover the Agent’s over-allocation position. If the Over-Allotment Option is exercised in full for Additional Shares, the total “Price to the Public”, “Agent’s Fee” and “Net Proceeds to the Company” will be $6,037,500, $362,250 and $5,675,250, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

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(4)	After deducting the Agent’s Fee, but before deducting the expenses and costs relating to the Offering which are estimated to be $200,000. The Agent’s Fee and the expenses and costs relating to the Offering will be paid from the gross proceeds of the Offering. See “Use of Proceeds”.

The following table sets out the number of securities that may be issued by the Company to the Agent in connection with the Offering:

Agent’s Position	Number of Securities Available or Maximum Size	Exercise Period	Exercise Price
Broker Warrants	420,000 Broker Warrant Shares(1)	36 months following the Closing Date	$0.75 per Broker Warrant Share
Over-Allotment Option	1,050,000 Additional Shares	At any time up to 48 hours prior to the Closing Date	$0.75 per Additional Share

Notes:

(1)	Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, an aggregate of 483,000 Broker Warrants exercisable to acquire up to 483,000 Broker Warrant Shares will be issued to the Agent.

There is currently no market through which the Offered Shares may be sold and purchasers may not be able to resell the securities purchased under this Prospectus. This may affect the pricing of the securities offered under this Prospectus in the secondary market, the transparency and availability of trading prices, the liquidity of the such securities, and the extent of issuer regulation. Investment in the Offered Shares is highly speculative due to various factors, including the nature and early stage of the Company’s business. An investment in these securities should only be made by persons who can afford the total loss of their investment. See “Risk Factors”.

Unless the context otherwise requires, in this Prospectus all references to “Offered Shares” include the Additional Shares and to the “Offering” includes the Over-Allotment Option.

The Canadian Securities Exchange (“CSE”) has conditionally approved the listing of the Company’s common shares (“Common Shares”). Listing is subject to the Company fulfilling all of the requirements of the CSE on or before August 2, 2023. See “Plan of Distribution”.

No minimum amount of funds must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering amount set out above. See “Risk Factors”.

Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal, and other aspects of this investment. Prospective investors should be aware that the acquisition, holding and disposition of the securities described herein may have income and other tax consequences in Canada and in other jurisdictions. Except as expressly noted, this Prospectus does not describe these tax consequences fully. You should consult and rely on your own tax advisor as to any income or tax implications with respect to your own particular circumstances.

The Agent conditionally offers the Offered Shares for sale on a “commercially reasonable efforts” basis and subject to prior sale, if, as and when issued by the Company, in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution”. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or about February 23, 2023 (the “Closing Date”) or such other date as the Company and the Agent may agree.

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If subscriptions representing the Offering are not received within 90 days of the issuance of a receipt for the final prospectus in respect of the Offering, or if a receipt has been issued for an amendment to the final prospectus, within 90 days of the issuance of such receipt and in any event not later than 180 days from the date of receipt for the final prospectus in respect of the Offering, the Offering will cease. The Agent, pending closing of the Offering, will hold in trust all subscription funds received pursuant to the provisions of the Agency Agreement. If the Offering is not completed, the subscription proceeds received by the Agent in connection with the Offering will be returned to the subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agent. See “Plan of Distribution”.

Other than in respect of the Offered Shares sold to certain purchasers in the United States and to, or for the account or benefit of, certain U.S. persons or certain persons in the United States, which will be represented by individual certificates, and other than pursuant to certain exceptions, it is expected that one or more global certificates for the Offered Shares distributed by this Prospectus will be issued in registered and definitive form to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS on the Closing Date. Purchasers of the Offered Shares will receive only a customer confirmation from the registered dealer from or through whom the Offered Shares, are purchased.

The Company is neither a “connected issuer” nor a “related issuer” of the Agent, as defined in National Instrument 33-105 – Underwriting Conflicts.

Certain legal matters related to the Offering have been reviewed on behalf of the Company by DLA Piper (Canada) LLP and on behalf of the Agent by MLT Aikins LLP.

Paul Pasalic, a director of the Company, resides outside of Canada. This director has appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard St., Vancouver, British Columbia, V6C 2Z7, Canada, as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

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TABLE OF CONTENTS

Page

GLOSSARY OF TERMS	1
Defined Terms	1
Table of Abbreviations	4
GENERAL MATTERS	6
About this Prospectus	6
Interpretation	6
Currency Presentation	6
FINANCIAL STATEMENT PRESENTATION IN THIS PROSPECTUS	6
FORWARD-LOOKING STATEMENTS	7
MARKET AND INDUSTRY DATA	9
MARKETING MATERIALS	9
PROSPECTUS SUMMARY	10
Principal Business of the Company	10
The Offering	10
The Listing	10
Use of Proceeds	10
Risk Factors	11
Summary Consolidated Financial Information	12
CORPORATE STRUCTURE	13
Name, Address and Incorporation	13
Intercorporate Relationships	13
GENERAL DEVELOPMENT AND BUSINESS OF THE COMPANY	14
Overview	14
Overview of Business and Services	18
Products and Services	19
Customers and Sales Channels	22
Operations Process	25
Employees, Specialized Skill and Knowledge	27
Competitive Conditions	27
Third Party Suppliers	30
Pricing and Marketing	31
Regulatory Environment	32
Impact of Environmental Laws and Regulations	35
Intellectual Property	35
Cycles	35
Foreign Operations	35
Economic Dependence	35
Social or Environmental Policies	36
Reorganizations	36
USE OF PROCEEDS	36
Use of Proceeds	36
Total Funds Available	37
Business Objectives and Milestones	38

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DIVIDENDS OR DISTRIBUTIONS	40
SELECTED FINANCIAL INFORMATION	40
annual MANAGEMENT’S DISCUSSION AND ANALYSIS	41
Overall Performance	41
Selected Annual Information	41
Discussion of Operations and Outlook	45
Legal Matters and Contingent Assets	46
Liquidity	48
Capital Resources	48
Transactions Between Related Parties	49
Key management compensation	49
Critical Accounting Estimates	50
Financial Instruments and Other Instruments (Management of Financial Risks)	52
Subsequent Events	54
interim MANAGEMENT’S DISCUSSION AND ANALYSIS	54
DESCRIPTION OF THE SECURITIES	67
Authorized and Outstanding Securities	67
Common Shares	67
Broker Warrants	67
CONSOLIDATED CAPITALIZATION	67
RSUS, OPTIONS AND WARRANTS TO PURCHASE SHARES	68
PRIOR SALES	69
TRADING PRICE AND VOLUME	70
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	70
Contractual Escrow Securities	70
National Policy 46-201 Escrow	70
PRINCIPAL SHAREHOLDERS	71
DIRECTORS AND EXECUTIVE OFFICERS	72
Biographies of Directors and Executive Officers	73
Corporate Cease Trade Orders and Bankruptcies	75
Penalties or Sanctions	75
Personal Bankruptcies	76
Conflicts of Interest	76
EXECUTIVE COMPENSATION	76
Executive Compensation	76
Compensation of Named Executive Officers	77
Stock Options and Other Compensation Securities and Instruments	78
Stock Option Plan and Other Incentive Plans	78
Employment, Consulting and Management Agreements	82
Oversight and Description of Director and NEO Compensation	83
Pension	85
Changes Subsequent to Year-End	85
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	86
AUDIT COMMITTEE	86
Audit Committee Charter	86
Composition of the Audit Committee	86
Relevant Education and Experience	86
Mandate and Responsibilities of the Audit Committee	86

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Audit Committee Oversight	86
Pre-Approval Policies and Procedures	87
External Auditor Service Fees (By Category)	87
CORPORATE GOVERNANCE	87
Board of Directors	87
Directorships	88
Orientation and Continuing Education	88
Ethical Business Conduct	88
Nomination of Directors	89
Compensation	89
Other Board Committees	89
Assessments	89
Insider Trading Policy	89
PLAN OF DISTRIBUTION	89
Certificates	90
Commissions and Expenses	91
RISK FACTORS	91
Risks Related to Our Company and Our Industry	91
Risks Associated With the Offering and Common Shares	104
ELIGIBILITY FOR INVESTMENT	107
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	108
Holders Resident in Canada	108
Holders Not Resident in Canada	110
PROMOTERS	111
LEGAL PROCEEDINGS	111
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	112
AUDITORS	112
TRANSFER AGENT AND REGISTRAR	112
MATERIAL CONTRACTS	112
LEGAL MATTERS	113
INTERESTS OF EXPERTS	113
OTHER MATERIAL FACTS	113
PURCHASERS’ STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION	113
FINANCIAL STATEMENTS	113

SCHEDULE A - SOLARBANK FINANCIAL STATEMENTS
SCHEDULE B - AUDIT COMMITTEE CHARTER
SCHEDULE C - DISCLOSURE AND CONFIDENTIALITY POLICY
SCHEDULE D - INSIDER TRADING POLICY

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GLOSSARY OF TERMS

The following is a glossary of certain defined terms used throughout this Prospectus. This is not an exhaustive list of defined terms used in this Prospectus and additional terms are defined throughout. Terms and abbreviations used in the financial statements of the Company are defined therein.

Defined Terms

“Advisory Warrant”	means transferrable Common Share purchase warrants of the Company, with each Advisory Warrant entitling the holder, upon the closing of the Offering, to purchase one Common Share up to the day that is five years from the date of issuance thereof at a price of $0.10 per Common Share.
“Agency Agreement”	has the meaning ascribed thereto on the cover page of this Prospectus.
“Agent”	has the meaning ascribed thereto on the cover page of this Prospectus.
“Agent’s Fee”	has the meaning ascribed thereto on the cover page of this Prospectus.
“Audit Committee”	means the audit committee of the Company.
“Board” or “Board of Directors”	means the board of directors of the Company.
“Broker Warrant”	has the meaning ascribed thereto the cover page of this Prospectus.
“Broker Warrant Share”	has the meaning ascribed thereto on the cover page of this Prospectus.
“CEO”	means Chief Executive Officer.
“CFO”	means Chief Financial Officer.
“Closing Date”	means the date of closing of the Offering.
“Common Shares”	means the common shares without par value in the capital of the Company.
“company”	means, unless specifically indicated otherwise, a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.
“Company” or “SolarBank”	means SolarBank Corporation, a corporation existing under the OBCA.
“Conversion Unit”	means a unit issuable on the conversion of the Convertible Loan consisting of one Common Share, one Series A Warrant and one Series B Warrant.
“Convertible Loan”	has the meaning ascribed thereto under “General Development and Business of the Company – Financings”.
“Corporate Finance Fee”	has the meaning ascribed thereto on the cover page of this Prospectus.
“CRA”	means the Canada Revenue Agency.

1

“CSE” or “Exchange”	means the Canadian Securities Exchange.
“CSE Approval”	means conditional approval or acceptance of the CSE of the listing of the Common Shares on the CSE.
“GAAP”	means generally accepted accounting principles in Canada, which is “IFRS” meaning International Financial Reporting Standards.

“Insider”	means:

(a)	a director or senior officer of the Company;
(b)	a director or senior officer of a company that is itself an Insider or subsidiary of the Company,
(c)	a Person that beneficially owns or controls, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or
(d)	the Company itself if it holds any of its own securities.

“Listing Date”	means date the Common Shares commence trading on the CSE.
“MD&A”	means Management’s Discussion and Analysis.
“Named Executive Officers” or “NEO”	has the meaning ascribed thereto under “Executive Compensation – Executive Compensation”.
“NI 41-101”	means National Instrument 41-101 – General Prospectus Requirements, of the Canadian Securities Administrators.
“NI 51-102”	means National Investment 51-102 – Continuous Disclosure, of the Canadian Securities Administrators.
“NI 52-110”	means National Investment 52-110 – Audit Committees, of the Canadian Securities Administrators.
“NP 46-201”	means National Policy 46-201 – Escrow for Initial Public Offerings, of the Canadian Securities Administrators.
“OBCA”	means the Business Corporations Act (Ontario).
“Offered Shares”	has the meaning ascribed thereto on the cover page of this Prospectus.
“Offering”	means the distribution of the Offered Shares pursuant to this Prospectus.
“Offering Price”	has the meaning ascribed thereto on the cover page of this Prospectus.
“Options”	means stock options to acquire Common Shares issuable pursuant to the Share Compensation Plan.
“Over-Allotment Option”	has the meaning ascribed thereto on the cover page of this Prospectus.

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“Person”	means a company, individual or trust.
“Principal”	means, collectively, Richard Lu, Sam Sun, Andrew van Doorn, Tracy Zheng, Olen Aasen, Paul Pasalic and Paul Sparkes.
“Principal Regulator”	means the Ontario Securities Commission.
“Promoter”	means (a) a person or company who, acting alone or in conjunction with one or more other persons, companies or a combination thereof, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer, or (b) a person or company who, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale of any class of securities of a particular issue, but a person or company who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this definition if such person or company does not otherwise take part in founding, organizing, or substantially reorganizing the business.
“Regulation S”	means Regulation S promulgated under the U.S. Securities Act.
“RSUs”	means restricted share units that upon vesting are redeemed for Common Shares issuable pursuant to the Share Compensation Plan.
“Securities Commissions”	means the securities regulatory authorities of the offering jurisdictions, being the provinces of British Columbia, Alberta and Ontario.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.
“Series A Warrant”	means transferrable Common Share purchase warrants of the Company forming part of the Conversion Units, with each Series A Warrant entitling the holder, upon satisfaction of the Series A Warrant Vesting Condition, to purchase one Common Share up to the Warrant Expiry Date at a price of $0.50 per Common Share.
“Series A Warrant Vesting Condition”	means the Series A Warrants shall become exercisable upon the Company attaining a fully diluted market capitalization of $20 million calculated by multiplying all of the issued and outstanding Common Shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs.
“Series B Warrant”	means a transferrable Common Share purchase warrants of the Company forming part of the Conversion Units, with each Series B Warrant entitling the holder, upon satisfaction of the Series B Warrant Vesting Condition, to purchase one Common Share up to the Warrant Expiry Date at a price of $0.50 per Common Share.
“Series B Warrant Vesting Condition”	means the Series B Warrants shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a “Venture Issuer” as defined in NI 51-102.
“Shareholders”	means holders from time to time of Common Shares.
“Share Compensation Plan”	means the share compensation plan of the Company adopted on November 4, 2022.

3

“SolarBank Financial Statements”

means, collectively:

(a) the audited financial statements of the Company for the years ended June 30, 2022 and June 30, 2021, together with the notes thereto and the auditors’ report thereon,

(b) the unaudited interim financial statements of the Company for the three months ended September 30, 2022 together with the notes thereto;

a copy of each of which is attached hereto at Schedule “A”.

“Tax Act”	means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.
“Warrant Expiry Date”	means 60 months from the Closing Date.
“Warrants”	means the Advisory Warrants, Series A Warrants and Series B Warrants.
“U.S. Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.
“U.S. Securities Act”	means the U.S. Securities Act of 1933, as amended.
“USA”, “United States”, “U.S.” or “US”	means the United States of America, its territories and possessions, and any state of the United States, and the District of Columbia.

Table of Abbreviations

“BOS”	means balance-of-system
“BTM”	means behind-the-meter
“C&I”	means commercial and industrial
“COD”	means commercial operations date
“CRCE”	means Canadian Renewable Conservation Expenses
“EPC”	means engineering, procurement and construction
“FIT”	means Feed-In-Tariff
“GHG”	means Greenhouse Gas
“GW”	means Gigawatt
“IEA”	means International Energy Agency
“IESO”	means Independent Electricity System Operator
“IPP”	means Independent Power Producer
“IRA”	means Inflation Reduction Act of 2022
“ITC”	means Investment Tax Credit

4

“kW”	means Kilowatt
“kWh”	means Kilowatt hour
“kWp”	means Kilowatt peak
“MPPT”	means Maximum Power Point tracking
“MW”	means Megawatt
“MWac”	means Mega-Watt, Alternating Current
“MWp”	means Megawatt peak
“NMCA”	means Net Metering Credit Agreement
“NTP”	means Notice to Proceed
“NZ2050”	Means Net-Zero by 2050
“O&M”	means operations and management
“PCDC”	means Pre-Construction Development Costs
“PO”	means purchase order
“PPA”	means Power Purchase Agreement
“PTO”	means Permission to Operate
“PV”	means photovolatic
“QA/QC”	means quality assurance/quality control
“REC”	means Renewable Energy Certificate
“RPS”	means Renewable Portfolio Standards
“VDER”	Means Value of Distributed Energy Resources

5

GENERAL MATTERS

About this Prospectus

Investors should rely only on the information contained in this Prospectus and are not entitled to rely on certain parts of the information contained in this Prospectus to the exclusion of others. Neither the Company nor the Agent have authorized anyone to provide investors with additional or different information. The information contained on www.abundant.solar or any affiliated website is not intended to be included in or incorporated by reference into this Prospectus and prospective investors should not rely on such information when deciding whether or not to purchase the Offered Shares. Any graphs, tables or other information demonstrating our historical performance contained in this Prospectus are intended only to illustrate past performance and are not necessarily indicative of the Company’s future performance. Neither the Company nor the Agent are offering to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus or the date otherwise indicated, regardless of the time of delivery of this Prospectus or any sale of the Offered Shares. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

If, after the date that this Prospectus is filed but before the filing of a final prospectus, a material adverse change occurs, the Company will be required to file an amendment to the Prospectus as soon as practicable, but in any event, within 10 days after the material adverse change occurs. If, after the date that a final prospectus is filed but before the completion of the distribution under the final prospectus, a material change occurs, the Company will be required to file and deliver to investors an amendment to the final prospectus as soon as practicable, but in any event within 10 days after the material change occurs.

The Agent is not offering to sell the Offered Shares in any jurisdiction where the offer or sale of such securities is not permitted. For investors outside Canada, neither the Company nor the Agent have done anything that would permit the Offering or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in Canada. Investors are required to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus.

Interpretation

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, “SolarBank” or the “Company” refer to SolarBank Corporation together with its direct and indirect subsidiaries, as the context requires.

Certain capitalized terms and phrases used in this prospectus are defined under “Glossary of Terms”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

Currency Presentation

Unless stated otherwise or as the context otherwise requires, all references to $, C$ or dollar amounts in this Prospectus are references to the lawful currency of Canada, and all references to US$ or United States Dollars are to the lawful currency of the United States.

FINANCIAL STATEMENT PRESENTATION IN THIS PROSPECTUS

The following financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are included in this Prospectus (see “Financial Statements”):

1.	the audited financial statements of the Company for the years ended June 30, 2022 and June 30, 2021, together with the notes thereto and the auditors’ report thereon; and

2.	the unaudited interim financial statements of the Company for the three months ended September 30, 2022 together with the notes thereto.

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FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements” or “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects under the headings “Summary”, “Risk Factors”, and “Management’s Discussion and Analysis”. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Prospectus, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this Prospectus.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the intention to complete the listing of the Common Shares (including the Offered Shares) on the CSE and all transactions related thereto;
●	the completion, size, Offering Price, expenses and timing of the closing of the Offering;
●	the use of the net proceeds of the Offering and the use of the available funds following completion of the Offering;
●	the Company’s expectations regarding its revenue, expenses and operations;
●	industry trends and overall market growth;
●	the Company’s growth strategies;
●	expectations relating to director and executive officer compensation levels;
●	the Company’s anticipated cash needs and its needs for additional financing;
●	the Company’s intention to grow the business and its operations;
●	expectations with respect to future costs;
●	expectations with respect to hiring of additional professional to increase volume;
●	the Company’s competitive position and the regulatory environment in which the Company operates;
●	the Company’s expectation that revenues derived from its operations, together with fund-raising activities, including its initial public offering, will be sufficient to cover its expenses during 2022 and over the next 12 months;
●	the Company’s expected business objectives for the next 12 months;
●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments;
●	the effect of the Novel Coronavirus (“COVID-19”) outbreak on the ability of the Company to carry on business; and
●	beliefs and intentions regarding the ownership of material trademarks and domain names used in connection with the design, production, marketing, distribution and sale of our products.

7

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;
●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;
●	the Company faces a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;
●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;
●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the impact of COVID-19 on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;
●	the Company has limited insurance coverage;
●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;

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●	the Company may become subject to litigation;
●	discretion of the Company on use the net proceeds of the Offering.
●	no guarantee on how the Company will use its available funds;
●	the Company will be subject to additional regulatory burden resulting from its public listing on the CSE;
●	the Company cannot assure you that a market will develop or exist for the Common Shares or what the market price of the Common Shares will be;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this Prospectus is provided as of the date of this Prospectus, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning the Company’s industry and the markets in which it operates, including general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management studies and estimates.

Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Company’s internal research and knowledge of the renewable energy market and economy, and include assumptions made by the Company which management believes to be reasonable based on their knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward-Looking Statements” and “Risk Factors”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve any party from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

MARKETING MATERIALS

A “template version” of the following “marketing materials” (each such term as defined in NI 41-101) for the Offering has been filed with the Securities Commissions, and are specifically incorporated by reference into this Prospectus:

1.	the investor presentation of the Company dated February 10, 2023 entitled “Investor Presentation – February 10, 2023” filed on SEDAR on February 10, 2023 (the “Investor Presentation”).

The Investor Presentation referred to above are available under the Company’s profile on SEDAR at www.sedar.com.

In addition, any template version of any other marketing materials filed in connection with this Offering, after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus (including any amendments to, or an amended version of, any template version of any marketing materials), is deemed to be incorporated by reference herein. Any template version of any marketing materials utilized in connection with this Offering are not part of this Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus.

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PROSPECTUS SUMMARY

The following is a summary of the principal features of this Prospectus and the Offering. and does not contain all of the information an investor should consider before investing in the Offered Shares and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus, especially the “Risk Factors” section of this Prospectus. Certain capitalized terms and phrases used in this Prospectus are defined in the “Glossary of Terms” beginning on page 1.

Principal Business of the Company

The Company is an independent renewable and clean energy project developer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects in the province of Ontario and the state of New York. The Company’s head and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

The Offering

Pursuant to the Agency Agreement, the Company has appointed the Agent to act as its agent to offer for sale to the public, on a “commercially reasonable efforts” basis, up to 7,000,000 Offered Shares at the Offering Price per Offered Share, for gross proceeds of up to $5,250,000, subject to compliance with all necessary legal requirements and to the conditions of the Agency Agreement. The Company has also granted the Agent the Over-Allotment Option exercisable at any time up to 48 hours prior to the Closing Date to acquire up to 1,050,000 Additional Shares at the Offering Price, representing 15% of the maximum Offering.

The Company has agreed to pay to the Agent: (a) the Agent’s Fee which is equal to 6.0% of the gross proceeds of the Offering, and (b) an aggregate number of Broker Warrants equal to 6.0% of the aggregate number of Offered Shares issued pursuant to the Offering, in each case, including pursuant to any exercise of the Over-Allotment Option. Each Broker Warrant will entitle the Agent to purchase one Broker Warrant Share at the Offering Price for a period of 36 months following the Closing Date. In addition, the Agent shall be paid a Corporate Finance Fee of $35,000 (plus applicable taxes).

See “Plan of Distribution”.

The Listing

The CSE has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the CSE on or before August 2, 2023.

Use of Proceeds

The net proceeds of the Offering, after deducting the Agent’s Fee, the remaining balance of the Corporate Finance Fee in the amount of $16,750 (inclusive of applicable taxes) and the estimated expenses of the Offering of $200,000, are estimated to be $4,718,250 before giving effect to any exercise of the Over-Allotment Option. The net proceeds of the Offering are currently intended to be used for company expansion and general corporate purposes. Specifically, the Company expects to use the net proceeds of the Offering for the following purposes:

Use of Proceeds	Amount ($)
Completion of engineering and permitting, along with procurement deposit, for two projects located in New York, USA.	1,000,000
Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee for one project located in New York, USA.	900,000

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Working capital for one project in Alberta, Canada that provides for the completion of engineering work and placement of orders for main project components.	800,000
Business development initiatives in the United States involving completion of documentation to advance six projects to the notice to proceed stage.	1,600,000
Salaries for new hires.	418,250
Total	4,718,250

If the Offering is fully subscribed and the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering, after deducting Agent’s Fee, the balance of the Corporate Finance Fee and estimated expenses of the Offering will be $5,458,500. Any additional proceeds received from the exercise of the Over-Allotment Option will be used for working capital.

Risk Factors

An investment in the securities of the Company is speculative and involves a high degree of risk. The following are a summary of certain of the risk factors described elsewhere herein. An investment should only be considered by investors who can afford the total loss of their investment. A prospective investor in Common Shares should be aware that there are various risks that could have a material adverse effect on, among other things, the properties, business and condition (financial or otherwise) of the Company. These risk factors which are listed below, together with all of the other information contained in this Prospectus, including information contained in the section entitled “Forward-Looking Statements”, should be carefully reviewed and considered before an investment in Common Shares is made. The risks listed below do not necessarily comprise all the risks faced by the Company.

Risks include those related to: The volatile solar power market and industry conditions; availability of third-party financing arrangements for us and our customers; tight credit markets; ability to expand the pipeline of our energy business in several key markets; the revision, reduction or elimination of incentives and policy support schemes for solar and battery storage power; general global economic conditions; success and timing of our project development and construction activities; the development and operation of solar projects; PPAs and project-level financing arrangements; laws, regulations and policies at the national, regional and local levels of government; competition; anti-circumvention investigations; the fluctuations in our quarterly operating results; Fluctuations in exchange rates; changes in our effective tax rate; Seasonal variations in demand linked to construction cycles and weather conditions; inability to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development; incurring substantial additional indebtedness in the future; supply chain issues; inflation in many countries and regions; unexpected warranty expenses that may not be adequately covered by our insurance policies; inability to attract, train, retain, and successfully integrate key personnel into our management team; limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid; compliance with environmental laws and regulations; corporate responsibility; natural disasters, health epidemics, such as COVID-19, and other catastrophes; limited insurance coverage; information technology systems and data security breaches; the Company having a negative cash flow for the periods ended June 30, 2022 and June 30, 2021; litigation; the fact the Company does not anticipate paying cash dividends; uncertainty and discretion in the use of proceeds; there being no market for Common Shares currently existing; additional regulatory burden resulting from its public listing on the CSE; the market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control; the Company may need to raise additional capital in the future; the Company may be unable to support existing or new business if it does not raise sufficient funds; and dilution of the Common Shares.

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See “Risk Factors”.

Summary Consolidated Financial Information

The following selected financial information has been derived from, and is qualified in its entirety by, the SolarBank Financial Statements, and the notes thereto (included at Schedule “A” to this Prospectus), and should be read in conjunction with the respective MD&A thereto (see “Management’s Discussion and Analysis”).

Item	Interim Period Ended September 30, 2022 (Unaudited)	Financial Year Ended June 30, 2022 (Audited)	Financial Year Ended June 30, 2021 (Audited)
Revenue	$5,480,452	$10,197,619	$7,346,581
Total Expenses(1)	$(5,343,785)	$(10,558,165)	$(7,209,754)
Net and Comprehensive Income (Loss)	$164,482	$31,313	$(199,917)
Current Assets	$9,625,976	$8,983,109	$10,254,735
Total Assets	$9,827,628	$9,194,537	$10,283,255
Total Liabilities	$5,222,561	$4,753,922	$5,873,953
Shareholders’ Equity	$4,605,097	$4,440,615	$4,409,302

Note:

(1)	Total Expenses equal Total cost of goods sold plus total operating expenses.

See “Selected Financial Information”.

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CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the OBCA on September 23, 2013 as 2389017 Ontario Inc. On October 11, 2013 its name was changed to Abundant Solar Energy Inc. On October 17, 2022, it amended its Articles to establish an authorized capital consisting of an unlimited number of Common Shares. On October 17, 2022 its name was changed to SolarBank Corporation. On October 7, 2022 it completed a share split on a 1:160 basis.

The Company’s head and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

Intercorporate Relationships

The corporate structure of the Company is outlined in the diagram below and is current as at the date of filing of this Prospectus.

Subsidiaries

The Company’s subsidiary Abundant Solar Power Inc. (“Abundant USA”) was incorporated in the State of Delaware on December 15, 2016. The registered address of Abundant USA is 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware, 19904 United States. Abundant USA was incorporated to carry out the Company’s operations in the United States.

The Company’s subsidiary Abundant Construction Inc. (“ACI”) was incorporated in the Province of Ontario on November 8, 2018. The registered address of ACI is 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2. ACI was incorporated to act as the counter-party for certain of the Company’s construction agreements.

The Company’s subsidiary 2467264 Ontario Inc. (“246 Ontario”) was incorporated in the Province of Ontario on May 21, 2015. The registered address of 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2. ACI was incorporated to develop solar power projects in the Province of Ontario with the support of 2543154 Ontario Inc., an arm’s length third party, who holds the remaining 51.1% of 246 Ontario. 2543154 Ontario Inc. is a corporation that is owned 50% by the MoCreebec Eeyoud and 50% by the Aroland First Nation, both First Nations Communities.

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GENERAL DEVELOPMENT AND BUSINESS OF THE COMPANY

Overview

The Company is an independent renewable and clean energy project developer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed solar power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects. The Company is also gaining expertise in battery storage, co-generation and other technologies that will enable greater penetration of clean energy.

The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc., and in 2016 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries.

The Company’s success started with the renewable Feed-In-Tariff (“FIT”) program for rooftop and ground mount solar arrays in Ontario, Canada. Since then, the Company has established itself as a trusted developer, engineer and asset operator that enables the proliferation of renewable and clean energy in the pursuit of Net Zero carbon emission goals in the fight against climate change and global warming.

The Company’s core competency is in deeply understanding and mastering the ‘local playbook’ of standard offer programs in numerous energy markets in North America allowing it to successfully gain market share while maintaining low overhead and capital-at-risk. The Company provides simple, reliable, and energy-resilient solutions to its customers that significantly reduce their carbon footprint. The Company has extensive experience working with 1,000+ customers including municipalities, First Nations, community co-operatives, regional economic planning authorities, commercial and industrial businesses, and landowners that value the numerous benefits of resilient renewable energy solutions.

The Company’s leadership team has over 100 years of combined expertise in the renewable and clean energy industry coupled with a strongly defined philosophy and financial vision for successful growth. The team brings expertise in site origination, utility grid interconnection, permitting, financing, Engineering, Procurement and Construction (“EPC”), Operation & Maintenance, and asset management of solar PV power plants to the renewable and clean energy industry. As a total solution provider, the Company brings certainty at speed and scale in site control, government relations, grid interconnection, global supply chain and project financing to bring grid-connected solar power plants to productive operation.

The Company focuses on grid connected solar PV electricity power plants. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and, while not yet an Independent Power Producer (“IPP”), performs asset management which is a core function of an IPP. The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or Power Purchase Agreement (“PPA”) clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

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●	EPC: The Company engineers, procures and constructs efficient, eco-friendly, renewable solar power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.
●	Financing: The Company assists with securing sponsor equity, tax equity, long-term debt, and construction financing to deploy solar power plants.
●	Independent Power Producer: The Company is not yet an IPP. However, the Company does carry out one of the core functions of an IPP as it operates and maintains solar power plants for maximized production (O&M services described further below) and oversees solar power subscribers through two customer support centers in Boston and Chicago. The Company manages PPA and off-take agreements as an asset manager.

O&M stands for Operations and Maintenance. It refers to the set of activities, most of them technical in nature, which enable power plants to perform their task of producing energy at or above the expected level of performance, in compliance with applicable regulations. It encompasses several ongoing maintenance processes along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that solar power plants sustain themselves for their expected system life. O&M consists of three fundamental and principal functions:

●	Preventative maintenance.
●	Reactive maintenance: rapid identification, analysis, and resolution of issues and problems.
●	Comprehensive and detailed monitoring and reporting with adequate and requisite transparency.

In the C&I solar segment, most solar companies perform O&M for their own systems, working with local electrical contractors and groundskeepers.

In carrying out its O&M services, the Company’s service standards are set out in its O&M contracts. These service standards have been developed over time based on experience and industry best practices. Referring to government agencies and industry associations such the National Renewable Energy Laboratory in the United States and Solar Power Europe, the standards have been developed based on industry experience, reliability, resilience and maximizing system output. Afterwards experience in the field and the close monitoring of system performance has allowed the standards to develop as to adapt to site specific conditions and achieve the highest system output and up time possible. Some references used in the development of the Company’s service standards are as follows: (i) Best Practices for Operation and Maintenance of Photovoltaic and Energy Storage Systems, 3rd Edition National Renewable Energy Laboratory, Sandia National Laboratory, SunSpec Alliance, and (ii) the SunShot National Laboratory Multiyear Partnership PV O&M Best Practices Working Group Operations and Maintenance Best practices guidelines version 5.0 by Solar power Europe.

The scope of work covers all electrical inspections and preventive measures which are comparable to any other electrical system such as a substation or a commercial or industrial building’s electrical connection infrastructure. The scope of work or service standards involve retorquing of electrical connections, testing of electrical components, testing of transformer oil to determine any degradation and mechanical inspections and adjustment of the racking system.

The O&M contract services standards are negotiated mainly on the preventive and reactive maintenance components. For preventive maintenance the standards or scope of work are common and little negotiation takes place aside from increasing frequency of inspections. For the reactive side, negotiation involves rates and response times to unforeseen operational issues.

The measurement of the O&M provider’s performance is usually verified by the customer through the performance factor of the system, as well as the monthly report which includes system output and allows for a comparison between predicted performance (e.g., through PVsyst simulation) and actual performance. For reactive maintenance the customer will measure response time and remediation time or “up time”. To date there have been no customer complaints under any of the Company’s O&M contracts.

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The Company generates revenues via a diverse portfolio of distributed and community solar projects across multiple solar markets including projects with host off-takers, community solar, and net metering projects under programs such as FIT, Value of Distributed Energy Resources (“VDER”), Net Metering Credit Agreements (“NMCAs”), and PPAs. The Company develops solar projects that sell electricity to commercial, industrial, municipal, residential and utility off-takers.

Since incorporation, the Company’s team delivered value in Ontario’s FIT program with the completion of over 150 projects, New York’s Community Solar Program, and an RFP issued by the Maryland Department of Transportation. As a developer, full-service EPC contractor, and asset O&M manager, the Company has been successful in the renewable and clean energy industry working with 1,000 plus stakeholders including property owners, municipalities, indigenous people, co-operatives, electric utilities and regulatory agencies. The Company designed and constructed 100 plus solar power plants, including C&I rooftop installations and ground mount solar farms of varying scale. The Company’s management team has developed, financed and built over 600 C&I projects in Ontario, Minnesota and New York. Through its contracted customer care centers in Boston and Chicago the Company serves more than 5,000 retail electricity customers as community solar subscribers.

The Company’s success in the solar energy market is a result of its creativity, innovation, and ability to think outside of the box, in designing responses to the growing challenges facing the power industry. The Company has managed over $70 million in project financing to-date and has access to low-cost development financing by collaborating with tax-advantaged investment funds seeking CRCE in Canada or federal ITCs in the United States. A tax advantaged investment fund is an investment fund that passes through tax credits to its investors providing investors with tax benefits that allow such funds to offer lower returns to investors. This in turn means that the Company can access funding from such investment funds at a lower cost of capital. An example of a tax-advantaged investment fund is the SFT Group. There is a risk that if tax credits are eliminated or reduced in the future that such investment funds will have difficulty raising capital and as a result the Company may no longer have access to this form of financing.

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Three-year history

Financings

On August 1, 2020, the Company entered into a promissory note agreement of $248,081 (US$200,000) with Central New York Enterprise Development Corporation (“CNY”) for a loan with a fixed interest rate of 5% per annum and principal and interest are payable on February 1, 2022. This loan is secured by the following collateral clause: all of the Company’s inventory, equipment, fixtures, accounts, contract rights, chattel paper, security agreements, instruments, deposit accounts, reserves, documents and general intangibles; and all judgements, claims, insurance policies and payments owed or made, accessories, accessions, returns, repossessions, exchanges, substitutions and replacements. Subsequently, the Company has fully repaid the loan in December 2021.

On July 31, 2020, the Company entered into a secured note agreement with TGC Fund III, LP (“TGC”), a customer of the Company, for a loan of $2,483,775 (US$2,000,000). The term loan has an interest rate of 10% per annum to pay for 75% of the interconnection deposits of three projects. Upon TGC purchasing these projects from the Company, the principal and interest amounts are due. TGC purchased two projects as of June 30, 2021 and the third project was expected to close six months after. The third project has been closed subsequently and outstanding term loan has been fully repaid in July 2021.

On January 7, 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (US$517,017) that comprised of a fixed interest rate of 10% for the first month and 1% for the remaining 11 months, compound monthly. The loan had a maturity date of January 7, 2022 and was secured by the following collateral: all accounts and accounts receivable, all equipment, furniture and fixtures, all inventory, all intangibles, all investments property and securities, all rights to the payment of money, all chattel paper, all deposit accounts, all interconnection security amounts, all properties, accessories, accessions, returns, repossessions, exchanges, substitutions and replacements and all proceeds. In September 2022, the Company fully repaid the shareholder’s loan.

On May 3, 2021, the Company received a Highly Affected Sectors Credit Availability Program loan for a total of $1,000,000 at an interest rate of 4% per annum from the Bank of Montreal. The loan has a ten-year amortization period with interest payments only for the first year. Principal payments commenced in May 2022.

The Company received a Canada Emergency Business Account interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by December 31, 2023. If $40,000 is repaid in full on or before December 31, 2023 and certain conditions are met, which include the use of funds for non deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2023, the Company can exercise the option to extend the loan for a two year term which bears interest at 5% per annum.

On October 3, 2022 the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Each Convertible Loan is convertible at the option of the holder thereof into Conversion Units at a conversion price of $0.50 per Conversion Unit at any time. The Convertible Loans mature on the 12 month anniversary of the date of issuance of the Convertible Loans and do not bear interest at any time. Upon the closing of the Offering, the proceeds of the Convertible Loan shall covert into Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and one Series B Warrant.

Other Developments of the Business

On December 21, 2020, the Company entered into Purchase Order with Honeywell International Inc. for the construction of a solar energy facility in New York State in consideration for cash in the amount of US$1,413,694.52. To date the Company has completed six community and net metering solar projects in collaboration with Honeywell in New York State.

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On February 9, 2021, the Company entered into an Engineering, Procurement, and Construction Agreement with Solar Troupsburg LLC for the construction and operation of 14.0 MW-DC solar energy facilities located in the Town of Richmond, Ontario County, New York and the Town of Portland, Chautauqua County, New York in consideration for cash in the amount of US$16,269,500. This project was placed into service on October 12, 2022.

On November 15, 2021, the Company entered into an Engineering, Procurement, and Construction Agreement with Abundant Solar Power (VC1) LLC for the construction and operation of 298 kW-DC solar energy facilities located in the Village of Cazenovia, Madison County, New York in consideration for cash in the amount of US$488,321.

On November 15, 2021, the Company entered into a Membership Interest Purchase and Sale Agreement with Solar Alliance Energy DevCo LLC, for the sale of its interest in the Cazenovia Facility. This transaction closed in December 2022.

On January 31 2022, the Company entered into an Engineering, Procurement, and Construction Agreement with Solar Alliance Energy DevCo LLC (US1) for construction and operation of 278 kW-DC solar energy facilities located in the Village of Union Springs, New York in consideration for cash in the amount of US$802,383.20.

Changes in current financial year

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams and that is discussed in this paragraph. For C&I end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell International to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of up to 100 MWp. In this regard, the Company has site control of a potential 30 MWp utility solar project and is actively searching for suitable sites that could allow for a solar project of up to 100 MWp. The Company’s track record in operations, maintenance, and asset management create a strong foundation for it to become a successful Independent Power Producer (“IPP”) delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above which is the result of an integrated growth solution.

To achieve this strategic growth goal, the Company will strengthen its team of professionals to increase volume. In 2022 it added additional employees with professional credentials in engineering and accounting. An existing team of 12 professionals with experienced and committed core members will be supplemented by outsourcing certain EPC services to meet a growing volume of business as the Company expects to complete projects with more total MWp in the current fiscal year than were completed in the fiscal year ended June 30, 2022. The Company will continue its tradition in project execution with simplicity, focus, and speed to enhance its leading position in cost competitiveness, with time to COD as a key measure of operation excellence.

Overview of Business and Services

Industry Overview

People need energy for nearly everything they do. The majority of the energy sources on earth are still coal and natural gas, representing close to 60% of global electricity supply.1 However, fossil fuel reserves are limited.

Conversely, the sun has all the energy our civilization needs. About 173,000,000 GW of Solar energy continue to reach the Earth’s surface.2 The US Department of Energy revealed that about 430 quintillion Joules (1.19e+14 kWh) of solar energy strikes the earth every hour.3 A single hour of solar energy could provide enough energy to power the planet for a year. Unlike conventional energy sources, it will take 5 billion years for the sun to run out of fuel.4

1 International Energy Agency. Global Energy Review 2020. https://www.iea.org/reports/global-energy-review-2020/renewables

2 Pierce, E.R. (2016). Top 6 Things You Didn’t Know About Solar Energy. U.S. Department of Energy.  www.energy.gov/articles/top-6-things-you-didnt-know-about-solar-energy.

3 Ashrafun Nushra Oishi, A.N., Meer Shadman Shafkat Tanjim and M. Tanseer Ali (2019). Loss Analysis of Market Available Solar Cells and Possible Solutions. Journal of Scientific & Engineering Research, Volume 10, Issue 9, September-2019 ISSN 2229-5518.

4 Scudder, J. (2015). The sun won’t die for 5 billion years, so why do humans have only 1 billion years left on Earth? https://phys.org/news/2015-02-sun-wont-die-billion-years.html

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93% of the global population lives in countries that have an average daily solar PV potential between 3.0 and 5.0 kWh/kWp.5 Because of this abundance of solar power, we only need a small percentage of the planet’s surface to harvest enough energy to power the planet. For example, in Ethiopia just 0.005% of the country’s land area could generate sufficient power to cover existing needs, and in Mexico that figure is just 0.1%.6

Solar PV potential varies across Canada, with the highest insolation in southern Saskatchewan, Alberta, Manitoba, and Ontario, and the lowest in northern and coastal regions.7 The National Energy Board of Canada expects that by 2040, solar power will generate 13% of the country’s electricity.8

Solar power is more affordable, accessible, and prevalent in the United States than ever before. From just 0.34 GW in 2008, U.S. solar power capacity has grown to an estimated 97.2 GW today.9 This is enough to power the equivalent of 18 million American homes at average consumption.10 Today, over only a small percentage of U.S. electricity comes from solar energy. According to the US Department of Energy, with aggressive cost reductions, enabling policies, and large-scale electrification, solar could account for as much as 40% of the nation’s electricity supply by 2035 and as much as 45% by 2050.11

Products and Services

The Company recognizes revenue from project development service and EPC services. The Company provides solar energy solutions by developing, permitting, designing and building BTM solar power generation and transmission or distribution electricity grid connected community solar gardens and utility scale solar farms. While the Company’s focus is on delivering solar power plants from site origination to commercial operation, and the operation and management of the solar power assets, the Company also provides renewable and clean energy project development, EPC, O&M and asset management services for a fee.

5 Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

6 Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

7 Market Snapshot: Which cities have the highest solar potential in Canada? (2018) https://www.cer-rec.gc.ca/en/data-analysis/energy-markets/market-snapshots/2018/market-snapshot-which-cities-have-highest-solar-potential-in-canada.html

8 National Energy Board. Canada’s Energy Future 2017: Energy Supply and Demand Projections to 2040 (2017) https://www.cer-rec.gc.ca/en/data-analysis/canada-energy-future/archive/2017/2017nrgftr-eng.pd

9 U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

10 U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

11 U.S. Department of Energy. Solar Futures Study (2021) https://www.energy.gov/sites/default/files/2021-09/Solar%20Futures%20Study.pdf

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A description of the Company’s three focus areas: BTM solar power generation, community solar and utility scale solar farms are as follows:

Behind-the-Meter (BTM) Solar Power Generation

The most effective method to achieve Net-Zero carbon emissions from buildings is to build them all electric, with grid electricity coming from renewable sources such as solar (long-term) and BTM solar power plants to generate zero emission renewable solar power onsite for the building’s self-use (immediate).

The term “behind-the-meter” refers to energy production and storage systems that directly supply homes and buildings with electricity. Residential and commercial solar panels are considered to be behind-the-meter, as are residential and commercial solar batteries—the energy that is produced or stored by these systems is separate from the grid and does not need to be counted by a meter before being used, so they are positioned behind the meter. Behind-the-meter, however, is not the same as “off-grid”. Most behind-the-meter solar energy systems are still grid-tied, which means they maintain a connection to the electrical grid. The energy the solar PV systems provide do not pass through an electricity meter before it is used by the home or business, but, when the panels are not in use (when there is no sunlight), energy from the grid is sent to the home or business, and that energy must pass through a meter first so that it can be accounted for by the utility.

All electricity end customers sit behind the meter. A BTM solar power plant can be net metered, through which the excess solar energy produced by the plant can be sent back to the grid in return for a credit or money from the local utility. BTM solar power plants have the following benefits:

●	Energy cost savings,
●	Control over project operations and maintenance,
●	Self-consumption of distributed generation (usually solar PV),
●	Visible commitment to sustainability (with solar PV), and
●	Resiliency (with battery storage).

All provinces and territories in Canada offer net metering program though the details may differ.12 Forty-one States in the US, in addition to Washington, D.C., American Samoa, U.S. Virgin Islands and Puerto Rico offer net metering programs.13 The BTM solar projects are reasonable in size (average 300 kWp) as rooftop, carport or ground mount systems, and could be profitable with a targeted 15% gross margin. The Company can be a turn-key service provider to commercial and industrial (“C&I”) customers for them to own BTM solar power plants on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and third party ownership.

There has been an increased interest in BTM solar projects. Existing buildings are responsible for 18% of Canada’s GHG emissions, BTM solar power generation provides a readily available solution toward the goal of Net-Zero by 2050.14

12 Alberta: https://www.epcor.com/products-services/power/micro-generation/Pages/net-metering.aspx; British Columbia: https://app.bchydro.com/accounts-billing/electrical-connections/net-metering.html; Saskatchewan: https://www.saskpower.com/Our-Power-Future/Powering-2030/Generating-Power-as-an-Individual/Using-the-Power-You-Make/Net-Metering; Manitoba: https://www.hydro.mb.ca/accounts_and_services/generating_your_own_electricity/?_ga=2.88824211.949710914.1666383471-1665874008.1666383471; Ontario: https://www.hydroone.com/business-services/generators/net-metering; Quebec: http://www.hydroquebec.com/residential/customer-space/account-and-billing/understanding-bill/residential-rates/net-metering-option.html; PEI: https://www.maritimeelectric.com/services/articles/net-metering/; Nova Scotia: https://energy.novascotia.ca/renewables/programs-and-projects/enhanced-net-metering; New Brunswick: https://www.nbpower.com/en/products-services/net-metering/; Newfoundland: https://www.newfoundlandpower.com/My-Account/Usage/Electricity-Rates/Net-Metering; Yukon: https://yukon.ca/en/micro-generation-program; Northwest Territories: https://www.inf.gov.nt.ca/en/NetMetering; Nunavut: https://www.qec.nu.ca/customer-care/generating-power/net-metering-program.

13 National Renewable Energy Laboratory. Net Metering. https://www.nrel.gov/state-local-tribal/basics-net-metering.html

14 Natural Resources Canada. Green Buildings. https://www.nrcan.gc.ca/energy-efficiency/green-buildings/24572

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Community Solar Gardens

Solar power can help reduce CO2 emissions mainly by being a clean and renewable source of electricity. Solar power is not dependent on burning fossil fuels or other products; instead, it uses electrons captured from the sun’s energy for electricity creation. Therefore, solar energy does not create greenhouse gases for energy production at residential or C&I subscribers’ locations. Community Solar farms provide opportunities for the subscribers to do their part in achieving the Net-Zero goal.

Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earn credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home.

Community solar projects are usually 3 – 7 MWp each in size (see below a Company developed 3 MWp solar farm in Portland, NY, USA) subject to State regulation. Community solar capacity has increased because more projects have come online and because projects have generally become larger over time. Economies of scale enable cost-effective construction of a renewable energy system at a site with optimal renewable resource availability.

Community solar farm projects leverage economies of scale and often offer quick to market solutions for scales of approximately 1,000 homes/7 MWp. Additional advantages include, shared transaction costs often make this procurement option less expensive than self-supply, and customers are generally not responsible for maintenance and upkeep.

Utility Scale Solar Farms

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production. For comparison, the average American household uses approximately 900 kWh. A utility-scale solar power plant can utilize several solar technologies including primary PV, tracking (rotate to track the sun’s movement) or fixed racking (does not track the sun’s movement).

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What distinguishes utility-scale solar from distributed generation is both project size and the fact that the electricity is sold to wholesale energy buyers, not end-use consumers. Virtually every utility-scale solar facility has a PPA with a corporation, an IPP or a utility, guaranteeing a market for its energy for a fixed term of time. Utility scale systems also participate in monthly and spot auction markets for energy, capacity, and ancillary services.

Utility-scale solar has become a growing source of electricity in the world. Many utility-scale solar designs can also include energy storage capacity that provides power when the sun is not shining and increases grid reliability and resiliency.

To reach NZ2050, every industry requires power and every business needs to decarbonize. Many companies will need to partner with solutions providers such as the Company to help put them on a net-zero trajectory, and utility scale solar farm is a commercially viable decarbonization solution for reaching the Net-Zero carbon emission goal.

Customers and Sales Channels

The pursuit of Net-Zero carbon emissions comes a rising demand for renewable energy. Customers are increasingly capitalizing on the climate benefits of renewables; they are looking for renewable energy to meet rising energy needs; they want to benefit from the improving economics of renewable energy via subsidies; and they want to move their businesses away from fossil fuel dependency. Based on application, the Company has customers in the following market segments: BTM, Community Solar, Corporate PPA, and Utility solar PPA.

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Behind the Meter (BTM) Solar for C&I Customers

Corporate Net-Zero goals boost BTM solar growth. The C&I BTM solar market, which consists of on-site solar power generation primarily for self use has grown rapidly in recent years. Net-Zero adoption by businesses, non-for-profits and governments will help continue to increase the demand for BTM solar segments. Many C&I customers are becoming more interested in making sustainability-focused choices. With little more than 1% of commercial electricity demand served by on-site solar, there remains significant opportunity for growth in the BTM solar segment.

All subnational jurisdictions in Canada and the United States have net metering programs for BTM solar projects.15 The Company delivers BTM projects to C&I customers with in-house expertise, enabling economic progress on Net-Zero goals. A residential BTM market segment also exists; however, the Company sees Community Solar as its strongest opportunity to serve mass market residential customers.

Community Solar for Mass Market Subscribers

A Community solar subscription is tied to an offsite solar farm, or solar garden and allows homeowners, renters, small businesses, religious organizations, and other not-for-profits to purchase solar energy without the need to install panels on their property. Rather than purchasing energy solely sourced from utility-scale generators, such as coal and natural gas power plants, some or all electricity is sourced from the community solar project. Subscribers are billed for the solar energy and are credited on their utility bill. In many cases, this creates a discount over conventional electricity purchases. Community solar is especially appealing to those customers who are unable or unwilling to install a renewable energy generator at their residence or commercial facility but still seek the economic and environmental benefits of solar energy.

As of December 2021, Community solar projects are located in 39 states, plus Washington, D.C. 22 states, plus Washington, D.C., have policies that support community solar. Community solar projects represent more than 3,200 MWac of total installed capacity.16 The Biden Administration wants community solar to reach 5 million households by 2025 and create $1 billion in energy bill savings.17

Community Choice Aggregation (“CCA”) is an alternative to the investor-owned utility energy supply system in which local entities in the United States aggregate the buying power of individual customers within a defined jurisdiction to secure an alternative energy supply contract. The CCA chooses the power generation source on behalf of the consumers; and thus have the potential to be a major source of viable customers for community solar projects, representing very large contracts for community solar generators. The main goals of CCAs have been to either lower costs for consumers or to allow consumers greater control of their energy mix, mainly by offering cleaner generation portfolios than many local utilities.

15 See notes 12 and 13.

16 National Renewable Energy Laboratory. Community Solar. https://www.nrel.gov/state-local-tribal/community-solar.html

17 U.S. Department of Energy. DOE Sets 2025 Community Solar Target to Power 5 Million Homes.https://www.energy.gov/articles/doe-sets-2025-community-solar-target-power-5-million-homes

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Seven states in the United States have enacted CCA-enabling laws.18 CCAs have set national green power and climate protection records while reducing power bills. CCAs have won National Renewable Energy Laboratory and Environmental Protection Agency recognition for supplying significantly higher amounts of renewable energy while maintaining rates that are competitive with conventional fossil fuel and nuclear-based utility power.19 CCAs are therefore already conspicuous leaders in green power innovation, receiving the U.S. Environmental Protection Agency’s “green power leadership awards” for achievements in renewable energy. The Company has existing intends to in the future establish relationships with CCAs as a primary method of entry into the Community Solar project market.

Corporate America and IPP Customers

Regulation, investor activism, and rising consumer interest are among the factors pushing companies to benchmark and improve the sustainability performance of their offerings. Both governments and consumers are demanding companies reduce emissions and their environmental footprint. As a result, a growing demand exists for renewable electricity generation from large corporations. Globally, thousands of companies have set or are in the process of setting commitments to emissions reduction. In addition, hundreds of large US-based companies have committed to net-zero targets, many of which have set ambitious emissions reductions targets by 2030 or sooner.

Solar PPAs continue to evolve, with corporations increasingly procuring solar generation offsite. Major customers include renewable investment funds, RE100 corporations, and government administrations. Corporate solar PPAs can be classified as follows:

●	Physical PPA: a contract for the purchase of power and associated Renewable Energy Credits from a specific renewable energy generator to a purchaser of renewable electricity.

●	Financial PPA: a financial arrangement between a renewable energy generator and a consumer. A Financial PPA does not include the electricity delivery to the buyer, and so the buyer can be located in a different power market. A Financial PPA involves crediting the consumer for the generator’s production.

Corporate solar PPA prices vary widely from state to state. From 2020 to 2021, there were reductions in levelized electricity costs for commercial and utility-scale PV plus-storage systems. The levelized cost of electricity of utility-scale stand-alone PV fell from 4.6 cents/kWh in Q1 2020 to 4.1 cents/kWh in Q1 2021.20 State-by-state variance in contract prices is a function of avoided cost, resource availability and state incentives. PPA rates continue to decline, increasing viability and market opportunity in more jurisdictions. Falling component and build costs and attractive financing make solar the lowest-cost generation alternative in many states. Corporate customers are also negotiating shorter PPA terms to maximize future flexibility.

Traditional Energy Utilities as Customers

For the United States, the path to NZ2050 entails a comprehensive and rapid effort to decarbonize the economy. America’s annual GHG emissions come from a variety of sources, spanning every sector. Demand from utilities for renewable energy is expected to continue to grow in line with the broader economy. Utilities form the largest share of demand globally, particularly in the Americas, as they are required by law to meet RPS. They also have increased exposure to the merchant market (non-PPA), which will start to account for a larger share of solar PV installations.

18 National Renewable Energy Laboratory. Community Choice Aggregation (CCA) Helping Communities Reach Renewable Energy Goals. https://www.nrel.gov/state-local-tribal/blog/posts/community-choice-aggregation-cca-helping-communities-reach-renewable-energy-goals.html

19 See note 18.

20 Vignesh Ramasamy, David Feldman, Jal Desai, and Robert Margolis. U.S. Solar Photovoltaic System and Energy Storage Cost Benchmarks: Q1 2021, https://www.nrel.gov/docs/fy22osti/80694.pdf

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Customers Buy Solar Renewable Energy Certificate (“REC”) Off-Sets

One way that the decarbonization effort is being pursued by lawmakers is the creation of RPS at the subnational level. An RPS makes it law for utilities to source a certain percentage of the electricity they sell to customers from renewable energy sources. This is done via REC trading systems.

To facilitate compliance with RPS requirements, states have adopted a market-based system of tradable RECs that represent the legal property rights to the environmental benefits of one MWh of renewable electricity generation. A REC is issued for every MWh of electricity generated and delivered to the electric grid from a renewable energy resource.

In the REC state markets, various RPS regimes require electricity suppliers to secure a portion of their electricity from renewable power plants. Utilities must generate RECs themselves via self-owned renewable generation, purchase them from renewable generators, or else pay a penalty that is generally higher than the market rate for RECs.

All green power supply options involve the generation and retirement of RECs. Renewable energy providers can unbundle energy from RECs - selling energy as “brown” power and the RECs on the open market. REC sales involve no physical delivery of electricity to customers. One way to think of RECs is that they represent the “solar” aspect of the electricity that was produced.

REC generation and sales are a key revenue stream for utility-scale renewable projects owned by IPPs. In many cases, it is the value of RECs that make these large projects financially viable. REC markets vary by state in line with RPS requirements. As governments more aggressively pursue their carbon emissions targets in the lead up to 2030 and 2050, the Company expects RPS requirements to escalate accordingly and REC prices to increase.

Operations Process

Leveraging the Company’s development expertise means that it can finish turnkey solar projects in an efficient and timely manner. The Company’s process has five phases: Site Origination; Development; Financing; Engineering, Procurement and Construction; Operation & Maintenance and Asset Management. This process has been tested and verified and has brought the Company success.

Phase 1 - Site Origination to Bankable Lease

●	Policy analysis: Political analysis, environmental, permitting, land use.

●	Prioritize low-cost interconnection sites.

●	Financial analysis: Incentive framework, IRR analysis and relevant investment threshold.

●	Site control: identification, evaluation and execute bankable lease to grow its greenfield Pipeline with efficient site acquisitions, affordable land with low property tax rates.

●	Acquisition of development pipelines.

Phase 2 - Development to Notice To Proceed (NTP)

●	Evaluate and prioritize projects with the highest likelihood of success.

●	Grid interconnection studies: detailed discussions with the electrical utilities to determine the most economical methods of connecting the projects to the electrical grid, could result in Connection Impact Assessments, Connection Cost Assessments, Connection Agreements.

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●	Permitting: municipal, state and/or federal permits and approvals, site plan optimization and approval, multiple approvals from zoning, planning and town boards and city council are required depending on the type and size of the project. Projects may also involve a county level review.

●	Environmental and required regulatory permits to ensure that the project will not significantly negatively impact the surrounding natural environment.

●	Incentives and PILOT/Tax.

●	PPA rates, off-taker credit, post-contract assumptions.

Phase 3 - Financing

●	Sponsor equity: Draw on sponsor equity commitments from family office and other investors.

●	Investment tax credit: Source tax equity from providers.

●	Long-term debt: Opportunistically add project-level debt or bank leverage to maximize returns.

●	Construction Financing: project cost and budgeting.

Phase 4 - Delivery: Engineering, Procurement and Construction to COD/PTO

●	EPC selection and negotiation, vet EPC partners based on experience and track record, run targeted RFPs with firms that the company has a close relationship with.

●	Further fieldwork such as geotechnical investigation, legal or topographical surveys, and site assessments.

●	Electrical, civil, mechanical and structural engineering design, including erosion and sediment control plan, Issue For Construction drawings.

●	Construction permits such as building permits and entrance and address permits.

●	Procurement: supplier negotiation on price and on-time delivery to the sites (solar panels, racking, inverter and BOS), procurement of electrical equipment is a critical step done as soon as the engineering phase has finalized its design. Some equipment such as transformers can take up to 16 weeks of lead time for delivery.

●	Work closely with local utilities and EPC firms to streamline the construction process.

●	Contracting: installers contracting.

●	Fencing and Safety: Fencing of the project site, coordinating with existing facilities and preparing safety measures.

●	Construction control: on budget, on schedule, regular site visits, QA/QC, PO and change order management.

●	System commissioning, coordination of all jurisdictional inspections and approvals, identification and correction of deficiencies, site commissioning inspections and tests must be passed. These include electrical commissioning and creation of as-built drawings and finalized package, and COD/PTO.

●	Site permits closing, site cleanup, landscaping, financial closing support, and coordinating with the utility to receive a final acceptance letter.

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Phase 5 - O&M, Subscriber Management, and Asset Management

●	Project handover, acceptance, and O&M for high production.

●	100% subscription, 100% credit allocation, and utility reconciliation.

●	Asset management: contract management, financial reporting, regulatory filings.

Employees, Specialized Skill and Knowledge

As of June 30, 2022, the Company has nine employees and an additional four contracted service providers. The operations of the Company are managed by its directors and officers.

The nature of the Company’s business requires specialized knowledge and technical skill around procurement, construction, management, financing and regulations of the solar industry. The required skills and knowledge to succeed in this industry are available to the Company through certain members of the Company’s management, directors, officers, and advisory teams. The Company’s employees and consultants have extensive experience working with municipalities, First Nations, community co-operatives, regional planning authorities, commercial businesses, and landowners that value the numerous benefits of resilient renewable energy solutions. The Company’s team also has extensive experience developing, financing, building, permitting, commissioning, operating and maintaining renewable and clean power plants in Canada and the US with collectively over 100 years of direct experience profitably originating and executing on projects. Many members of the team have a long track record working together at major North American renewable energy companies such as Potentia, Solar Power Networks, Sky Solar and ARISE Technologies. Most of the team built its track record developing, financing, conducting EPC and O&M, executing both ground mount and rooftop FIT solar projects in Canada and in the US. See “Directors and Executive Officers”.

Competitive Conditions

The global solar market remains highly fragmented. Fragmentation will continue as barriers to entry remain low for residential, community, commercial, and industrial applications and annual installations continue to grow driven by Net-Zero policy initiatives. As a result, the Company predicts significant price competition among solar power competitors.

The Company competes with peers in development, EPC, O&M, and IPP Asset Management. Solar companies are not disrupting or undermining the solar energy industry by selling new products or services that may replace the Company’s. The Company competes on cost and volume via operational excellence. Certain companies in the segment could be vulnerable due to limited scope. The Company addresses this through exposure to the whole renewable energy value chain. Scale may hinder an operator’s ability to meet increasing market demand. Successful solar companies in the Company’s segment are successful because of their ability to access capital markets to fund volume.

Solar Developers

A solar developer is a company that shepherds a solar power plant from ideation to construction readiness, also known as Notice to Proceed (“NTP”) A developer can employ just a few employees or up to thousands. Some developers specialize in certain sizes of projects or in specific regions.

The process of developing a solar power plant can take years. Developers must secure a project site, find an customer for the electricity the power plant will produce (a utility, an electric cooperative in rural areas, a corporation that wants the energy for its own use, or community solar subscribers); conduct technical, geological and other studies on the land, study how the energy generated by the power plant will be connected to the electric grid; apply for a variety of permits from local, state, and sometimes federal agencies; secure financing for the construction of the solar power plant; negotiate equipment purchases; and contract with an EPC firm for the build. All of this must happen before construction begins.

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Competitors in solar development in markets relevant to the Company are presented in the table below, with information from Solar Power World. The number one developer in Utah (UT), AES Clean Energy has delivered 526MW utility scale solar in 2020; Nexamp in Massachusetts’ (MA) C&I market delivered 128MW; and Enerlogics in Ohio’s (OH) C&I market delivered 1MW. The Company delivered 12MW in 2020 with more than 100MW delivered since the Company’s founding. The Company could be ranked within the top 20 solar developers on this list.

Solar EPC Companies

Solar EPC companies provide engineering, procurement, and construction of a full solar system. A solar EPC company is more sophisticated and holistic in the products and services they provide compared to a typical solar installer. These include:

●	Site surveys for project viability.

●	Determine power generation capacity and equipment selection.

●	Design and install of the PV system.

●	Electric grid interconnection and metering.

●	Facilitate financing including tax incentives and rebates.

●	Commission the solar system to meet the designed production requirement.

A list of competitors in the Company’s solar EPC segment is presented in the table below based on information from Solar Power World. The number one solar contractor is SOLVE Energy from California (CA), which installed 8.7 GW with 901 employees since founding. The last one in the table, Renewable Energy Outfitters in Colorado (CO), delivered 593 kW with only 3 employees. The Company has installed more than 100MW since its founding.

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2022 Top Solar Contractors by Solar Power World

RANK	COMPANY	# OF EMPLOYEES	HQ STATE	PRIMARY MARKET	PRIMARY SERVICE	TOTAL KW INSTALLED SINCE FOUNDING
1	SOLV Energy	901	CA	Utility	EPC	8,724,200.00
47	Standard Solar	93	MD	C&I	Developer	451,103.00
50	LaBella Associates	1050	NY	Utility	Installation Subcontractor	200,000.00
57	PowerFlex	70	NY	C&I	Developer	217,534.00
71	Schuler-Haas Electric	300	NY	C&I	Electrical Subcontractor	165,192.88
90	John Mills Electric	125	NY	C&I	Electrical Subcontractor	69,657.85
95	Onsite Solar	66	NY	C&I	Installation Subcontractor	143,084.00
109	Sunrise Power Solutions	82	NY	C&I	EPC	50,674.18
122	Solar by CIR	140	NY	C&I	Installation Subcontractor	93,593.61
128	New Columbia Solar	70	DC	C&I	EPC	27,000.00
129	Next Generation Solar	20	NY	C&I	Installation Subcontractor	58,950.00
146	SUNation Energy	130	NY	Residential	Rooftop Contractor	81,706.00
162	US Light Energy	15	NY	C&I	Developer	36,497.00
168	EmPower Solar	104	NY	C&I	EPC	50,000.00
187	Long Island Power Solutions	70	NY	Residential	Rooftop Contractor	35,971.34
190	Harvest Power	68	NY	Residential	Rooftop Contractor	43,961.00
200	American Sentry Solar	89	MD	Residential	EPC	25,815.87
220	Solar Solution	42	DC	Residential	Rooftop Contractor	29,887.00
228	Hytech Solar	23	NY	Residential	Rooftop Contractor	15,716.00
299	Solar Generation	12	NY	Residential	Rooftop Contractor	15,676.31
386	Aurora Energy	11	MD	C&I	EPC	10,500.00
389	Solar Pro Roofing	1	NY	Residential	Sales Partner	1,452.20
404	Alternative Power Solutions of NY	10	NY	Residential	Rooftop Contractor	3,950.00
406	Nickels Energy Solutions	7	NY	Residential	Rooftop Contractor	1,871.00
407	SunRoof Solar	3	NY	Residential	Sales Partner	500
424	Built Well Solar	8	NY	Residential	Rooftop Contractor	9,360.00
426	Renewable Energy Outfitters	3	CO	Off-Grid	Rooftop Contractor	593

Solar O&M Service Providers

Many of the large IPPs that own utility-scale solar PV portfolios in the U.S. rely on the plant developer or EPC firm for operations and maintenance, except for those that develop their own projects. Greentech Media (GTM) Research’s O&M and asset management report identified the top 5 O&M providers managing U.S. utility-scale PV plants in the table below. One of the firms, Sempra, is also an IPP.

Asset Management service – an IPP World

GTM Research defines asset management as the ongoing management of financial, commercial, and administrative tasks that are necessary to ensure the financial performance of a solar PV plant or a portfolio of plants. GTM Research and SoliChamba Consulting recently released a report, ‘Megawatt-Scale PV O&M and Asset Management 2016-2021’ which features a list of asset managers of U.S. utility-scale PV plants. The table below identifies the top five players:

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IPPs who own solar power plants and typically perform asset management in-house dominate the top of the rankings, and make up four of the top five utility-scale PV asset managers in the U.S (based on reporting by SoliChamba Consulting outlined above). Most IPPs and financial investors; however, only manage the assets they invest in. The market for third-party asset management services remains small in the U.S. and its growth is probably limited by the dominance of IPPs and large portfolio owners who tend to self-service. The top third-party asset managers include project developers like Recurrent Energy and affiliated service providers like Bay4 Energy Services and EDF Renewable Services, as well as independent service providers like Radian Generation and CAMS.

Company Competitive Advantage

The Company has grown through participating in standard offering programs such as the Ontario Feed-In-Tariff program and New York’s NYSERDA NY-Sun Community Solar Program and has completed 70 Community solar projects in collaboration with Central New York Regional Planning and Development Board in New York. It has a good track record in developing and building renewable and clean energy projects in Canada and the USA. The Company has succeeded at delivering value at non-utility solar projects as a developer and a full-service EPC contractor; however, it has been evaluating opportunities for more growth in solar project volumes. Becoming an IPP aiming at long-term sustainable investment returns is the Company’s natural next step. To meet the desire for growth, the Company must re-position itself to deliver integrated growth solutions that expand from developer to an IPP in the C&I, Community, and Utility solar PV market segments.

The Company’s competitive advantage lies in its people, processes and experience. The Company’s team is skilled in translating customer needs into value-add solutions. The Company’s solar power plant delivery process is safe, reliable and low cost; and the Company provides a customer experience that is simple and focused with speed in implementation.

Third Party Suppliers

The Company procures all plant components on the open market. The Company qualifies suppliers’ products based on three factors: bankability, availability, and cost.

Product is considered bankable if lenders are willing to finance it. Component bankability is a key factor in projects being offered non-recourse debt financing by lenders. Products must also be available to meet construction schedules at a competitive price. Though China is the most cost-competitive location for the manufacture of all solar PV system components, Chinese solar products still must be bankable and available in order to be procured for the Company’s solar power plants.

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Bloomberg NEF has developed a tiering system for PV module products based on bankability, creating a transparent differentiation between the hundreds of manufacturers of solar modules on the market. Tier 1 solar panels, such as those from Canadian Solar, ZNShine, and Jinko are built to higher standards and have the strongest reputation within the solar industry for quality and service. These panels last longer and produce more energy. Tier 1 manufacturers can be expected to honor product warranties. The Company primarily sources Tier 1 panels.

Solar panel mounts and racks are the equipment that secures solar panels in place. Racking is used to attach solar panels to a rooftop, ground, or another surface. With proper installation, an effective mount secures the solar panels against all weather conditions and ultimately protects the investment. Choosing the right racking system depends on the site, local climate, and installer preference (bankable, available, and low cost). Additional information on the Company’s key supplies are below:

●	Fixed Ground Mounts: Fixed ground mounts have lower energy production when compared to tracking systems, however no moving parts means lower O&M costs, and installation and procurement costs are lower. Fixed system suppliers, such as Schletter’s fixed tilt solar racking system, are also more bankable.

●	Single-Axis and Dual-Axis Solar Tracker: Trackers increase the efficiency of solar systems by providing more direct sunlight to the system, moving the solar panels from East to West (single-axis include solutions from RBI Solar and TerraSmart’s) or from East to West and from North to South (dual-axis). The additional mechanical complexity leads to higher O&M costs, and procurement and installation costs are higher compared to fixed systems.

●	Ballasted (Zero Penetration) Mounts: These systems are ideal for sites on roof membranes, landfill caps and industrial brownfields. More space is required to avoid table to table shading, and precast blocks have higher shipping costs and require heavy equipment to move around a site. GameChange Solar has both precast and pour-in-place ballast racking solutions.

●	Solar Inverters: These are an integral part of every system. The Company has used many top brands such as Huawei, SunGrow, and SMA. The inverters perform two key functions: DC to AC conversion; and Maximum Power Point tracking (“MPPT”), where the inverter dynamically selects the voltage and current combination for the highest power production.

●	String Inverters: These have better MPPT capability per string for high production, shorter DC wires for lower power loss, and require special racking for the inverter for each string. In general, these have a higher per Watt cost than central inverters.

●	Central Inverter: Central inverters feature easy system design, installation and O&M trouble shooting. However, they represent a single point of failure for the whole system, with high DC wiring costs and high power loss due to voltage drop. In addition, partial shading and string mismatch drastically reduces power output.

Pricing and Marketing

The Company strives to ensure its operational excellence. In the pursuit of Net-Zero there is an increasing willingness among customers to purchase renewable and clean energy such as solar power. Commercial customers are price sensitive in that they need to balance Net-Zero preferences and operational costs to remain competitive in their core businesses. Like with all utility economics, regulatory policy is a primary driver of revenue. Electricity prices are set largely by regulatory bodies like Public Service Commissions or Energy Boards. A PPA has to be equal to or lower than the regulated electricity price, in addition to providing renewable energy credits. The Company and its competitors generally have the same electricity price point (economic oligopoly). The Company gains economic value by managing project cost (the larger the project, the lower cost per watt installed), and driving business volume through a portfolio approach with large partners like Honeywell and large property management companies.

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The Company prices its community and utility solar project and services competitively, and aligns itself with market pricing forecasts. The Company prices BTM solar projects to offer the host C&I customers a lower electricity cost, while securing a required return to its investors. BTM project pricing works the best in the Northeast USA where the retail electricity prices are high enough to enable a healthy margin in every BTM project the Company does.

With respect to promotion and marketing to secure customers:

Sales Team

●	The Company’s sales team must be highly trained, with a financial background, one on one selling skills, and should ideally hold a business credential.

●	One dedicated sales manager per Province/State, with core team support from head office in order to support 50 MWp to 100 MWp annual growth rate at $150k total annual budget per person.

Marketing Communications Plan with a promotion budget of 5% of gross revenue

●	20% on advertising (online & printed media).

●	80% public relations and investor relations.

Messaging customers with key messages

●	Community Solar Subscribers: Save on your utility bills while doing good to the environment.

●	Community Choice Aggregation: Let the Company’s PPA be your way to cheaper, greener energy for your community members.

●	Major Corporations: Be the 1st Net-Zero corporation among your peers.

●	Large Utilities: Your state RPS compliance is the Company’s business.

Regulatory Environment

Achieving Net-Zero by 2050 (“NZ2050”) is widely seen as the best way to halt climate change. “Net zero” means our total carbon dioxide emissions are equal to or less than the emissions we remove from the environment. NZ2050 will require new policies, investments, participation and commitment by government, industry, and individuals. The most feasible pathways to net-zero emissions include four main strategies:

●	Generate emission-free electricity using sources like wind, solar, nuclear, and waterpower.

●	Use vehicles and equipment that are powered by electricity instead of fossil fuels.

●	Use energy more efficiently.

●	Remove carbon dioxide from the atmosphere.

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Policymakers are increasingly recognizing that renewable energy is the key to net-zero. Governments must build frameworks and reform bureaucracies to level the playing field for renewables as, in many countries, the bureaucracies still favour fossil fuels, giving the fossil fuel industry large subsidies. To date more than 140 countries have now set or are considering a target of NZ2050.21 United Nations Secretary-General António Guterres called on the world to “end fossil fuel pollution and accelerate the renewable energy transition, before we incinerate our only home”.22

Fighting climate change is good business. Renewables such as wind and solar are readily available and in most cases, are cheaper than coal and other fossil fuels. Solar and battery energy storage costs have plummeted in the past decade. Despite the headwinds presented by ongoing cost inflation and supply chain challenges, demand for clean energy sources has never been higher, and the Company expects that the global energy crisis will continue to act as an accelerant for the clean energy transition.

Since the International Energy Agency’s (“IEA”) last in-depth review in 2015, Canada has made a series of international and domestic commitments, putting it on a path toward achieving an ambitious energy system transformation and climate transition. The Canadian Net-Zero Emissions Accountability Act, which became law on June 29, 2021, enshrines in legislation Canada’s commitment to achieve net-zero emissions by 2050. The majority of Canadians already depend on clean, reliable electricity to power their everyday lives. Canada has accelerated the phase-out of coal, implemented natural gas regulations and put a price on carbon pollution. The Government will connect regions with clean power through Regional Strategic Initiatives.23 The Greenhouse Gas Pollution Pricing Act encourages the reduction of GHG emissions. The Liberal Party of Canada has signaled its intention to continue the annual price increases until the price on emissions reaches $170 per tonne of CO2e by 2030.24

21 Climate Action Tracker. CAT net zero target evaluations. https://climateactiontracker.org/global/cat-net-zero-target-evaluations/#:~:text=As%20of%2020%20September%202022,zero%20goal%20in%20November%202021

22 António Guterres. UN Secretary-General Remarks. https://media.un.org/en/asset/k1q/k1qn00cy8a

23 Government of Canada. Regional Tables Launched to Collaboratively Drive Economic Opportunities in a Prosperous Net-Zero Future. www.canada.ca/en/natural-resources-canada/news/2022/06/regional-tables-launched-to-collaboratively-drive-economic-opportunities-in-a-prosperous-net-zero-future.html

24 Government of Canada. Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030. https://www.canada.ca/en/environment-climate-change/services/climate-change/pricing-pollution-how-it-will-work/carbon-pollution-pricing-federal-benchmark-information/federal-benchmark-2023-2030.html

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With the United States’ announcement of targets to halve US GHG emissions and to reach net-zero emissions by 2050, the world’s largest economy (and second-largest emitter) has joined some 130 nations in its intention to act on climate change.

The Biden infrastructure plan (“American Jobs Plan”) is expected to result in very favorable federal policy environment for renewable energy development in the US with a goal towards a 100% emission free power sector by 2035 and economy wide net zero emissions by 2050.

The Inflation Reduction Act of 2022 (“IRA”) is a bill passed by the 117th United States Congress in August 2022 that aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing into domestic energy production while promoting clean energy solutions. The IRA includes long-term solar and energy storage tax incentives and other critical provisions that will help decarbonize the electric grid with significant clean energy deployment. The legislation earmarks $369 billion for U.S. energy security and fighting climate change. It is expected to cut annual U.S. greenhouse gas emissions by about 1 billion metric tons by 2030 mainly by speeding up the deployment of clean electricity and electric vehicles.25 The IRA extends the solar ITC by 10 years at 30%. The existing federal ITC has been fundamental to incentivizing the growth of American solar. The credit applies to residential, commercial, and utility-scale developers and will create an effective discount of 30% on the capital cost of solar installations for ten years (until 2033). The credit will decline to 26% in 2033 and to 22% in 2034. The reinvigorated ITC will come with a variety of “adders,” which could push the tax credit to as high as 50% for some projects. Additionally, the credit is equipped with a direct pay provision, allowing developers with little to no tax liability to treat it as a tax overpayment, resulting in a cash refund.

The IRA also provides ITCs for Standalone Storage and Interconnection Upgrades. Until now, battery storage was only eligible for the ITC if it was directly charged by solar. With respect to interconnection upgrades, a significant portion of the cost of solar projects is to pay for utilities to upgrade the grid so that the solar project can connect to it. With the IRA, standalone storage and interconnection upgrades are eligible for ITC.

25 Jesse D. Jenkins, Erin N. Mayfield, Jamil Farbes, Ryan Jones, Neha Patankar, Qingyu Xu, and Greg Schivley. Preliminary Report: The Climate and Energy Impacts of the Inflation Reduction Act of 2022. https://repeatproject.org/docs/REPEAT_IRA_Prelminary_Report_2022-09-21.pdf

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To promote a diversified resource mix and encourage deployment of renewable energy, most States have established RPS. The policies require that a specified percentage of the electricity sold by utilities comes from renewable resources. RPS policies help drive the United States market for wind, solar and other renewable energy. Roughly half of the growth in U.S. renewable energy generation since the beginning of the 2000s can be attributed to State renewable energy requirements.

In addition, the Company is subject to a variety of laws and regulations in the markets where its does business. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. The Company also faces trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

In the countries where we do business, the market for solar power, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. The Company expects that our solar power projects and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. See “Risk Factors”.

Impact of Environmental Laws and Regulations

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of the Company’s business operations.

The Company is required to comply with all national and local environmental regulations. The Company’s business generates noise, wastewater and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as its business has expanded. The Company believes that it substantially complies with all relevant environmental laws and regulations and has all necessary and material environmental permits to conduct its business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If the Company fails to comply with present or future environmental regulations, it may be required to pay substantial fines, suspend production or cease operations.

The Company’s solar power projects must comply with the environmental regulations of the jurisdictions in which they are installed, and the Company may incur expenses to comply with such regulations. If compliance is unduly expensive or unduly difficult, the Company may lose market share and its financial results may be adversely affected. Any failure by the Company to control its use or to restrict adequately the discharge, of hazardous substances could subject the Company to potentially significant monetary damages, fines or suspensions of its business operations.

Intellectual Property

The Company is not dependent on intellectual property rights for its business. The Company has no registered trademarks, patents or patent applications; however, the Company has applied in Canada and the United States to trademark the term “SOLARBANK”. The Company asserts copyright ownership generally in its written works, but has no formal copyright registration process in place.

Cycles

The Company’s business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

Foreign Operations

Currently the Company’s only foreign operations are in the United States which are detailed above. The Company intends to continue to focus on developing solar projects in Canada and the United States but will evaluate expanding into other countries based on the regulatory environment, demand and financial metrics of opportunities.

Economic Dependence

Except as disclosed under “Management’s Discussion and Analysis - Financial Instruments and Other Instruments (Management of Financial Risks) - Concentration risk and economic dependence” the Company’s business is not substantially dependent on any one contract for the products and services that is provides or the sourcing of the materials, labour and supplies it requires to provide its services.

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Social or Environmental Policies

The Company has not yet implemented any formal social or environmental policies that are fundamental to its operations. It is currently evaluating the implementation of such policies based on current trends related to environment, social and governance initiatives.

Reorganizations

There has not been any material reorganization of the Company or any of its subsidiaries within the three most recently completed financial years or completed during or proposed for the current financial year.

USE OF PROCEEDS

Use of Proceeds

The net proceeds of the Offering, after deducting the Agent’s Fee, the remaining balance of the Corporate Finance Fee in the amount of $16,750 (inclusive of applicable taxes) and the estimated expenses of the Offering of $200,000, are estimated to be $4,718,250 before giving effect to any exercise of the Over-Allotment Option. All subscription funds received by the Agent will be held in trust, pending the closing of the Offering. If the Offering is not completed, the Agent shall promptly return the proceeds of the subscription to the purchasers without interest or deduction. There is no minimum amount of funds that must be raised pursuant to the Offering. This means the Company could complete the Offering after raising only a small proportion of the Offering amount set out herein. The net proceeds of the Offering are currently intended to be used for company expansion and general corporate purposes. Specifically, the Company expects to use the net proceeds of the Offering for the following purposes:

Use of Proceeds	Amount ($)
Completion of engineering and permitting, along with procurement deposit, for two projects located in New York, USA.	1,000,000
Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee for one project located in New York, USA.	900,000
Working capital for one project in Alberta, Canada that provides for the completion of engineering work and placement of orders for main project components.	800,000
Business development initiatives in the United States involving completion of documentation to advance six projects to the notice to proceed stage.	1,600,000
Salaries for new hires.	418,250
Total	4,718,250

An interconnection study is a study that determines whether a solar project can be connected to an electricity grid. These studies assess the addition of a solar project and its impact on the power system, as well as identify any interconnection facilities or network upgrades needed for interconnecting the solar project safely, in compliance with reliability requirements. Each interconnection study will include a system impact study which is an engineering study that evaluates the impact of the proposed interconnection on the safety and reliability of the transmission system. It is also likely to include a facilities study that determines the equipment and electrical switching configuration necessary to accomplish the interconnection and estimates the cost, construction, and installation times.

An interconnection deposit is provided to a utility after a positive interconnection study determination and in order for a utility to proceed with completing the interconnection of the solar power project to the electricity grid.

If the Offering is fully subscribed and the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering, after deducting Agent’s Fee, the balance of the Corporate Finance Fee and estimated expenses of the Offering will be $5,458,500. Any additional proceeds received from the exercise of the Over-Allotment Option will be used for working capital.

Upon completion of the Offering, it is expected that the Company will have sufficient non-contingent financial resources to fund ongoing operations and achieve its business objectives and milestones for at least 12 months. The Company intends to spend the net funds available to it as stated in this Prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The management of the Company will have broad discretion in applying the net proceeds from the Offering. See “Risk Factors”.

The Company has incurred losses since inception. Although the Company expects to become profitable, there is no guarantee that will happen, and the Company may never become profitable. The Company anticipates it will continue to have negative cash flow from operating activities unless and until commercial production is achieved. The Company expects to use proceeds from the Offering to fund negative cash flow from operating activities in future periods. See “Risk Factors”.

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Total Funds Available

Assuming completion of the maximum Offering, the Company will have approximately $7,829,046 in available funds (net proceeds of the Offering and approximately $3,110,796 in estimated working capital as at January 31, 2023). Based upon management’s current intentions, the estimated expenditures for which the total available funds will be used in the 12 months after the date hereof are as follows:

	Funds
Working capital as of January 31, 2023	$3,110,796	(2)
Net proceeds of the Offering(1)	$4,718,250
Total Available Funds	$7,829,046
Expenditure
Completion of engineering and permitting, along with procurement deposit, for two projects located in New York, USA.	$1,000,000
Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee for one project located in New York, USA.	$900,000
Working capital for one project in Alberta, Canada that provides for the completion of engineering work and placement of orders for main project components.	$800,000
Business development initiatives in the United States involving completion of design and submission of zoning and interconnection documents to regulatory agencies to advance six projects to the notice to proceed stage.	$1,600,000
Salaries for new hires.	$418,250
Salary for existing employees	$980,000
General and administrative expenses(3)	$2,130,796
Total Use of Funds	$7,829,046

Notes:

(1)	Assuming no exercise of the Over-Allotment Option.
(2)	Assumes conversion of Convertible Loan.
(3)	General and administrative costs are broken down as follows: (i) contractor costs ($700,000), (ii) professional fees ($200,000), and (iii) rent ($80,000), travel and conference ($200,000), insurance ($120,000), investor relations and marketing ($800,000) and general office expenses ($30,796).

The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances however, where, for sound business reasons, a reallocation of funds may be necessary. Accordingly, while it is currently intended by management that the available funds will be expended as set forth above, actual expenditures may in fact differ from these amounts and allocations.

Pending the use of proceeds outlined above, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other short-term investment products. The Chief Financial Officer of the Company is responsible for executing the Company’s investment policies. See “Risk Factors”.

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Business Objectives and Milestones

The primary business objectives for the Company over the next 12 months are:

Business Objective	Milestone	Timeline	Expected Cost
New United States Projects	Completion of engineering and permitting, along with procurement deposit, for Manlius project located in New York, USA.	January 2023 – March 2023	$500,000
	Completion of engineering and permitting, along with procurement deposit, for Geddes project located in New York, USA.	January 2023 – March 2023	$500,000
	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee for SUNY project located in New York, USA.	January 2023 – September 2023	$900,000
Existing Canadian Project	Completion of engineering work and placement of orders for main project components for one project in Alberta, Canada.	January 2023 – June 2023	$800,000
Business Development Initiatives	Completion of design and submission of zoning and interconnection documents to regulatory agencies to advance six projects to the notice to proceed stage.	January 2023 – December 2023	$1,600,000
Human Resources	Salaries for new hires	January 2023 – December 2023	$418,250
	Salaries for existing employees	January 2023 – December 2023	$980,000
General & Administrative Expenditures	General & Administrative Expenditures	January 2023 – December 2023	$2,130,796

While the Company believes it has the skills and resources necessary to accomplish these business objections and milestones, there is no guarantee that the Company will be able to do so within the time frames indicated above, or at all. See “Risk Factors”.

Current Status of Business Objectives and Potential Barriers to Completion

New United States Projects

●	Completion of engineering and permitting, along with procurement deposit, for Manlius project located in New York, USA.

The project currently has completed an interconnection agreement with the utility, and obtained permits from the local authority having jurisdiction. Engineering and initial construction have started and the Company is about to initiate procurement of major equipment. The Company may have to delay the completion of the project to commercial operation based on the timing of the closing of the Offering which will provide the funds to procure the components and hire local crews to build the project.

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●	Completion of engineering and permitting, along with procurement deposit, for Geddes project located in New York, USA.

The project currently has completed an interconnection agreement with the utility, and obtained permits from the local authority having jurisdiction. Engineering and initial construction have started and the Company is about to initiate procurement of major equipment. The Company may have to delay the completion of the project to commercial operation based on the timing of the closing of the Offering which will provide the funds to procure the components and hire local crews to build the project.

●	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, procurement bid application fee for SUNY project located in New York, USA.

The Company has submitted of an interconnection request to New York Independent System Operator. It has secured site control via an executed lease with the landowner. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs). The barrier to completion is the timing and result of the interconnection request could delay the progress of engineering, permitting and interconnection deposit.

Existing Canadian Project

●	Completion of engineering work and placement of orders for main project components for one project in Alberta, Canada.

The project has received notice to proceed from the property owner. A site visit is scheduled, engineering has started and the Company is in discussion with the local utility on net metering interconnection, and with local authority having jurisdiction on the building permit. The Company may have to delay the completion of the project to commercial operation based on the timing of the closing of the Offering which will provide the funds to procure the components and hire local crews to build the project.

Business Development Initiatives

●	Completion of design and submission of zoning and interconnection documents to regulatory agencies to advance six projects to the notice to proceed stage.

●	Three projects in Dutch Hill, New York:

The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.

●	Three wastebeds projects in New York:

The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.

Human Resources and General & Administrative Expenses

These expenditures are to support the completion of the business objectives detailed above. The only relevant barrier related to these items is if the Company is unable to recruit sufficient new hires to support its business objectives.

For additional risks related to all of the business objectives please see “Risk Factors”.

Costs Incurred to Date

New United States Projects

●	Completion of engineering and permitting, along with procurement deposit, for Manlius project located in New York, USA.

$93,540

●	Completion of engineering and permitting, along with procurement deposit, for Geddes project located in New York, USA.

$59,816

●	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, procurement bid application fee for SUNY project located in New York, USA.

No cost has been incurred so far. All tasks have been finished internally.

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Existing Canadian Project

●	Completion of engineering work and placement of orders for main project components for one project in Alberta, Canada.

No cost has been incurred so far. All tasks have been finished internally.

Business Development Initiatives

●	Completion of design and submission of zoning and interconnection documents to regulatory agencies to advance six projects to the notice to proceed stage.

No cost has been incurred so far. All tasks have been finished internally.

Human Resources and General & Administrative Expenses

The costs associated with these matters will be incurred in the future.

DIVIDENDS OR DISTRIBUTIONS

The Company has not declared dividends on any of their shares in the past and does not intend to pay any in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the financial condition, business environment, operating results, capital requirements, tax considerations, any contractual restrictions on the payment of dividends and any other factors that the Board of Directors deems relevant. See “Risk Factors”.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information for the Company, summarized from the SolarBank Financial Statements, attached as Schedule “A”.

This table is presented and should be read in conjunction with the SolarBank Financial Statements and the related notes and auditor’s reports included in this Prospectus, together with the information included under “General Matters”, “Risk Factors”, “Capitalization”, “Management’s Discussion and Analysis”. The selected historical financial information has been prepared in accordance with IFRS. Investors are cautioned that historical results are not indicative of future results.

Item	Interim Period Ended September 30, 2022 (Unaudited)	Financial Year Ended June 30, 2022 (Audited)	Financial Year Ended June 30, 2021 (Audited)
Revenue	$5,480,452	$10,197,619	$7,346,581
Total Expenses(1)	$(5,343,785)	$(10,558,165)	$(7,209,754)
Net and Comprehensive Income (Loss)	$164,482	$31,313	$(199,917)
Current Assets	$9,625,976	$8,983,109	$10,254,735
Total Assets	$9,827,628	$9,194,537	$10,283,255
Total Liabilities	$5,222,561	$4,753,922	$5,873,953
Shareholders’ Equity	$4,605,097	$4,440,615	$4,409,302

Note:

(1)	Total Expenses equal Total cost of goods sold plus total operating expenses.

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annual MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company for the year ended June 30, 2022 was prepared by management as of November 4, 2022 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the year ended June 30, 2022. See “Risk Factors”. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Certain information included in the MD&A is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” for further details.

Overall Performance

The Company is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc., and in 2016 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries.

The Company is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement, construction, operation and maintenance, and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050.

The Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth of its close to 1GW solar photovoltaic (“PV”) power plant development and acquisition.

Selected Annual Information

Comparative information for annual periods from June 30, 2020, 2021 and 2022 has been presented in accordance with IFRS.

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Year ended June 30	2022 (Audited) ($)	2021 (Audited) ($)	2020 (Unaudited) ($)
Revenue	10,197,619	7,346,581	13,474,095
Revenue - EPC	9,791,511	3,230,366	12,111,441
Revenue – Development	406,108	4,116,216	1,362,654
Cost of goods sold	(8,231,476)	(4,814,144)	(7,502,827)
Net income (loss)	(188,391)	(157,067)	2,733,508
Net income (loss) per share	(0.01)	(0.01)	0.17
Total assets	9,194,537	10,283,255	7,889,295
Long-term debt	1,230,643	1,021,481	40,000
Dividends	-	-	-

The following discussion addresses the operating results and financial condition of the Company for the year ended June 30, 2022 compared with the year ended June 30, 2021. The MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended June 30, 2022.

Results of operations for the year ended June 30th, 2022 as compared to the year ended June 30th, 2021

In 2022, the Company continued to focus on scaling its business model by growing its pipeline and advancing its projects in EPC in US and development in both US and Canada. The two large New York-based projects contributed the majority of the revenue there were four smaller-sized projects in New York that started construction in 2022. It is expected that the Company’s revenue will keep growing in 2023 as two projects in the US reached NTP and many projects in the US are approaching NTP.

The net loss for the year ended June 30, 2022 increased by $31,326 compared to the year ended June 30, 2021 with $188,393 net loss recognized in 2022 as compared to a net loss of $157,067 recognized in 2021.

Key business highlights and projects updates in 2022

●	Existing Projects

Name	Location	Size (MW DC)	Timeline	Milestone	Current Status
Richmond	New York, USA	7.0	December 2022	Reach PTO (permission to operate)	EPC project. Reached 69% completion of the project. It’s expected to reach PTO in December 2022.
Portland	New York, USA	3.5	December 2022	Reach PTO (permission to operate)	EPC project. Reached 69% completion of the project. It’s expected to reach PTO in December 2022.
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. It started in late June 2022. It’s expected to reach PTO in December 2022.
VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. It started in late June 2022. It’s expected to reach PTO in December 2022.
SCA	New York, USA	0.7	December 2022	Reach PTO (permission to operate)	EPC project. Reached 32% completion of the project. It’s expected to reach PTO in December 2022.
Willis	New York, USA	0.2	December 2022	Reach PTO (permission to operate)	EPC project. Reached 82% completion of the project. It’s expected to reach PTO in December 2022.

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●	Projects under Development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
Manlius	New York, USA	6.1	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000		IPO, working capital	The project currently has completed an interconnection agreement with the utility, and obtained permits from the local authority having jurisdiction. Engineering and initial construction have started and the Company is about to initiate the procurement of major equipment. The Company may have to delay the completion of the project to commercial operation if there is not enough funds to procure the components and hire local crews to build the project.

Revenue

Revenue for the year ended June 30, 2022 was $10,197,619 compared to $7,346,581 in the comparative period. The revenue increase was mainly the result of EPC services provided with respect to two significant projects in New York, USA.

The EPC service revenue for the year ended June 30, 2022 was $9,791,511 compared to $3,230,366 in the comparative period, increasing by $6,561,145, or 203%. The revenue increase was mainly because the significant project started in the fourth quarter of the year ended June 30, 2021 while the Company worked on the project throughout the year ended June 30, 2022.

For the year ended June 30, 2022, the Company generated $406,108 in development revenue from the sales of two small-size projects developed by the Company, compared to $4,116,216 for the year ended June 30, 2021 from the sales of five projects developed by the Company.

Expenses

For the year ended June 30, 2022, the Company incurred cost of goods sold of $8,231,476 compared to $4,814,144 in the comparative period, increasing by $3,417,332, or 71%. The cost of goods sold increased by $3,417,332 is mainly due to two reasons. First, the Company completed more EPC services. The company recognize both revenue and cost based on the complete rate of the projects. Second, the gross margin of development revenue is higher than EPC services revenue.

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The operating expenses were $2,326,689 in the year ended June 30, 2022 compared to $2,395,610 in the comparative period. During the year ended June 30, 2022, the Company incurred accounting and legal expenses of $143,937 compared to $79,599 in the comparative period mainly due to the Company required audit services for initial public offering in 2022. The rent expense for the year ended June 30, 2022 was $82,955 compared to $161,704 in the comparative period mainly due to several rent agreements have expired in 2022. The office and miscellaneous expenses for the year ended June 30, 2022 was $123,498 compared to $79,983 in the comparative period mainly due to the Company incurred $34,095 business tax in New York city and $17,500 recruiting expenses in 2022, whereas no such expenses incurred in 2021. The Company incurred $1,774,583 salary and wages for the year ended June 30, 2022 compared to $1,937,458 in the comparative period mainly due to the Company have 8 employees worked full year in 2022, whereas there were 11 employees worked full year in 2021. Overall, general and administrative expenses were consistent in the prior two fiscal years.

Other Income (Expenses)

For the year ended June 30, 2022, the Company had other income of $53,822 compared to other expense of $244,807 for the year ended June 30, 2021. Other income for the year ended June 30, 2022 consisted mainly of interest expense of $150,910 compared to $332,203 in 2021, a fair value adjustment on accounts receivable of $nil compared to $212,779 in 2021, a foreign exchange gain of $87,956 compared to a foreign exchange loss of $51,327 in 2021, and a government Covid subsidy income of $133,506 compared to $386,537 in 2021.

Net Income (Loss)

The net loss for the year ended June 30, 2022 was $188,391 for a loss per share of $0.01 based on 16,000,000 outstanding shares for the year versus $157,067 for a loss per share of $0.01 based on 16,000,000 outstanding shares for the previous year. While revenues increased in the year ended June 30, 2022, the net loss was higher due to increases in cost of goods sold.

Total Assets

Total assets for the year ended June 30, 2022 were $9,194,537 compared to $10,283,255 in the comparative period. The decrease in assets was due to a decrease in cash and trade and other receivables, which was partially offset by an increase in inventory.

Total Liabilities

Total liabilities for the year ended June 30, 2022 were $4,753,922 compared to $5,873,953 in the comparative period. The decrease in liabilities was due to a decrease in trade and other payables and a decrease in loan payables.

Cash flow from operating activities

The Company generated cash of $171,212 from operating activities during the year ended June 30, 2022, while the Company used $2,684,859 cash during the same period ended June 30, 2021. The Company generated cash of $14,830 from the operational activities and generated $156,382 from the change of working capital during the year ended June 30, 2022, while the Company generated cash of $45,020 from the operating activities and used $2,729,879 due to the change of working capital for the same period ended June 30, 2021.

Cash flow from financing activities

The Company used cash of $679,271 in financing activities during the year ended June 30, 2022, while the Company generated $2,323,933 cash during the same period ended June 30, 2021. The cash used in financing activities for the year ended June 30, 2022 was mainly driven by the net proceeds received from long-term debts of $316,450, offset by the repayment of short-term loans of $982,642. The cash generated from financing activities for the year ended June 30, 2021 was mainly driven by the net proceeds received from long-term debt of $1,020,000 and the net proceeds received from short-term loans of $3,495,867, offset by the repayment of short-term loans of $2,147,436.

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Cash flow from investing activities

The Company used cash of $10,970 in plant, property and equipment during the year ended June 30, 2022, while the Company used $3,194 in plant, property and equipment during the same period ended June 30, 2021.

Discussion of Operations and Outlook

Solar PV Technology

The Company is in the business of developing solar PV projects. PV devices generate electricity directly from sunlight via an electronic process that occurs naturally in certain types of material, called semiconductors. Electrons in these materials are freed by solar energy and can be induced to travel through an electrical circuit, powering electrical devices or sending electricity to the grid.

Solar power is not dependent on burning fossil fuels or other products; instead, it uses electrons captured from the sun’s energy for electricity creation. Therefore, solar energy does not create greenhouse gases for energy production. Most modern solar cells are made from crystalline silicon semiconductor material. Silicon cells are more efficient at converting sunlight to electricity, but generally have higher manufacturing costs.

The cost of PV has dropped dramatically as the industry has scaled up manufacturing and incrementally improved the technology with new materials. Installation costs have come down too with more experienced and trained installers.

Using the PV technology the Company develops, builds, and operates behind-the-meter (BTM) solar power plants, electricity grid connected community solar gardens, and utility scale solar farms

BTM Solar Power Plants

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

The most effective method to achieve Net-Zero carbon emissions from buildings is to build them all electric, with BTM solar power plants on-site to generate zero emission renewable solar power for the building’s self-use. The BTM solar power plants are reasonable in size (average 300 kWp) as rooftop, carport or ground mount systems. A BTM solar power plant can be net metered, through which the excess solar energy produced by the plant can be sent back to the grid in return for a credit or money from the local utility. BTM solar power plants have the following benefits:

●	Self-consumption of distributed generation,
●	Energy cost savings,
●	Control project operations and maintenance,
●	Visible commitment to sustainability, and
●	Resiliency (with battery storage).

BTM solar power generation provides a readily available solution toward the goal of Net-Zero by 2050. There has been an increased interest in BTM solar power plants as an effective way to halt climate change. The Company is experienced in BTM solar and currently manages a number of BTM solar power plants. It is anticipated that the Company will be able to develop and build 10 MWp BTM solar power plants in 2023 in Canada and the USA.

Community Solar Farms

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

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The Company works with 3rd party subscriber organizations in Boston and Chicago to manage its current 4,000 or so community solar subscribers. It is anticipated that the Company will deliver 20 MWp community solar farms with an additional 3,000 subscribers in year 2023.

Utility Solar Farms

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production.

What distinguishes utility-scale solar from distributed generation is both project size and the fact that the electricity is sold to wholesale energy buyers, not end-use consumers. Virtually every utility-scale solar facility has a power purchase Agreement (PPA) with a corporation, an IPP or a utility, guaranteeing a market for its energy for a fixed term of time.

Utility-scale solar farm has become a growing source of electricity in the world. Many companies will need to partner with solutions providers such as the Company to help put them on a net-zero trajectory. The Company is actively advancing its utility scale solar farms pipeline of 200 MWp and anticipates to deliver a 20 MWp utility scale solar farm in 2023.

Battery Energy Storage Systems (BESS)

The Company is actively participating with a development partner in the Ontario IESO Expedited Process Competitive RFP Procurement of Battery Energy Storage Systems (BESS). Up to 20 BESS projects, all located in Ontario, Canada, are expected to be bid on by end of year 2022, with 5 MW and minimum of 20 MWh for each of the BESS projects.26

Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

1.	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over the solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The Company, in cooperation with the town, is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. The likelihood of success in these lawsuits cannot be reasonably predicted.

2.	On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all FIT 2, 3, 4 and 5 contracts where the IESO had not issued Notice to Proceed (“NTP”). An NTP was issued for a contract when it was ready for construction.

3.	In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre-NTP FIT contract holders on July 16, 2018. However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by the Company’s subsidiary, 2467264 Ontario Inc, is $6.3 million. The ultimate amount to be recovered is subject to the IESO’s approval, and there is no certainty as to the actual amount to be recovered from the IESO. Subsequent to June 30, 2022, no amounts have been recovered from IESO.

26 Independent Electricity System Operator. https://www.ieso.ca/en/Sector-Participants/Resource-Acquisition-and-Contracts/Long-Term-RFP-and-Expedited-Process

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4.	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ, 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

5.	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

6.	The Company has $6,486,838 in accounts receivable outstanding from the Solar Flow Through group of companies (“SFT Group”) for development services performed for their solar contracts from December 2017 to July 2018. The Government of Ontario cancelled said solar contracts in July 2018 ceasing all development work. Accordingly, the accounts receivable balance is not yet recognized.

Summary of Quarterly Results

The Company has not previously prepared quarterly financial statements and as a result is not providing a tabular comparison of the eight most recently completed quarters.

Results of operations for the three months ended June 30, 2022

During the fourth quarter of 2022, the Company generated $196,872 in revenue mainly from the four New York-based projects which represent 2MW capacity. The slowdown of the revenue was due to the change of a major vendor for the two large EPC projects in New York. The change has been completed and the Company expects to complete the two projects in the first half of 2023.

The Company reported a comprehensive loss from operations for the three months ended June 30, 2022 of $369,268

Reviews of the major expenditures items in the fourth quarter of 2022 are as follows:

●	Salary and wages: $458,764

●	Accounting and legal expenses: $72,699

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●	Office expenses: $65,826

●	Interest expense: $61,292

Liquidity

As at June 30, 2022, the Company had a cash balance of $931,977 (June 30, 2021 - $1,400,073) with working capital surplus of $5,617,200 (June 30, 2021 - $5,524,025).

The Company believes that with the proceeds of the Offering, along with its expected operating income and cash flows it has sufficient working capital to continue its operations for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations and debt financing. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

Capital Resources

Share Capital Transactions

On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. (ELI) for a loan of $320,273 (US$250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023 with the amount of $40,034. The interest of loan is payable on a quarterly basis beginning July 8, 2022 of amount of $6,329. The loan is fully repaid in 8 equal quarterly instalments.

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2022	June 30, 2021
Long-term debt – non-current portion	$1,230,643	$1,021,481
Shareholders’ equity	$4,440,615	$4,409,302

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

There has not been any significant change in capital management from the prior year.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were (i) 16,000,000 common shares issued and outstanding; and (ii) $1,250,000 principal amount of convertible debt that is convertible into 2,500,000 common shares, 2,500,000 Series A Warrants and 2,500,000 Series B Warrants; and (iii) 2,500,000 Advisory Warrants.

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Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

At June 30, 2022, included in accounts payable and accrued liabilities was $104,545 (2021 - $211,404) owing to certain officers and director (Richard Lu) of the Company regarding the accrued salary and bonus for services provided to the Company.

At June 30, 2022, included in trade and other receivable was $121,704 (2021 - $57,610) due from Sustainable Investment Ltd., who has a director (Richard Lu) in common, for a short-term bridge funding to cover working capital and project development expenses.

At June 30, 2022, included in trade and other receivables was $86,000 (2021 - $57,610) due from Renewable Sun Energy Co-Op, who has a director (Richard Lu) in common, for the payment made to a vendor on behalf of Renewable Sun Energy Co-Op.

At June 30, 2022, included in loan payable was $567,664 (2021 - $641,309) shareholder loan advance from a shareholder (Richard Lu). This loan is secured and was for short-term bridge funding to cover working capital and project development expenses.

Except as noted above with respect to the loan payable from Richard Lu, the amounts due to related parties are unsecured, non-interest bearing and have no stated terms of repayment. All transactions entered into with related parties are on terms equivalent to those that each related party charges to arm’s length parties.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021
Short-term employee benefits	$998,511	1,049,045

Short-term employee benefits include consulting fees and bonus.

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Critical Accounting Estimates

Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services and operation and maintenance (“OM”) services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Project development service contract with customers has a single performance obligation which is for the Company to deliver a fully permitted project which is ready for construction. The performance obligation is said to be satisfied at a point in time when development is considered complete. Therefore, the revenue from development contract is recognized when a solar project is fully permitted and ready for construction.

OM services

OM service contract with customers has a single performance obligation which is for the Company to provide hourly maintenance services as needed for the solar sites. The performance obligation is said to be satisfied over a period of time. Therefore, the Company recognizes revenue monthly which is when service is rendered and based on the hours spent times pre-determined hourly rate outline in the contract.

EPC services

The contract for EPC services has a single performance due to the services included in EPC contract are highly interrelated and the contract includes a significant service of integrating the goods and services into the combined item the customer contract for, that is, to build the solar sites. The performance obligations are satisfied over a period of time. Therefore, the revenue is recognized over a period of time based on the kW size of the project and fixed rate per kW outlined in the contract. The amount that the Company has a right to bill the customer reflects the pattern of transfer and value of the completed performance to the customer. As a result, the Company applies the “right to invoice” practical expedient under IFRS 15, to measure and recognize revenue.

Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development costs, borrowing costs, property taxes and other overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

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Expected credit loss:

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and also taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

Warranties:

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the year ended June 30, 2022, $Nil warranty provision was recorded (2021 - $Nil).

Contract fulfilment costs:

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

Utilization, derecognition and impairment of contract fulfilment costs:

The Company utilises contract fulfilment costs to cost of good sold over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customer.

A contract fulfilment costs is derecognised either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the asset to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract. In determining the estimated amount of consideration, the Company uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test.

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Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

The Company does note that it has $6,486,838 in accounts receivable outstanding from the SFT Group for development services performed. The accounts receivable balance is not yet recognized.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Year ended June 30, 2022	Amount of Revenue	% of Total Revenue
Customer A	$8,925,034	88%

	Amount of Account Receivable	% of Account Receivable
Customer B	$1,469,692	79%
Customer C	$371,054	20%

Year ended June 30, 2021	Amount of Revenue	% of Total Revenue
Customer A	$3,091,443	42%
Customer D	1,320,137	18%

	Amount of Account Receivable	% of Account Receivable
Customer A	$3,619,579	64%
Customer B	$1,596,777	28%

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The Company also dependent on major service contractors to complete the projects. In January 2022, one major mechanical installation contractor for the two main projects went bankrupt which interrupted the construction and increased the uncertainty regarding when the Company would finish the projects. The contract value of the major contractor is $789,750. The Company is actively looking for the replacement to substitute this major contractor. Due to the bankruptcy and the fact that the Company could not estimate when the installation will be completed and reach COD, the Company is not able to invoice the customer. The cost of $2,932,820 (USD2,316,970) incurred on the projects was recorded as contract fulfilment costs.

Management assessed no impairment is required on contract fulfilment costs due to the projects can be either delivered to the current customer or the Company is able to recover the value by taking the ownership and run the projects by its own.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

Commitment of loan for the next five years

Estimated principal repayments are as follows:

2023	$111,111
2024	311,247
2025	171,247
2026	111,111
2026 onwards	537,037
Total	$1,341,754

Commitment of lease for the next five years

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of June 30, 2022 is as follows:

2023	$46,965
2024	60,302
2025	64,183
2026	67,957
2027	11,431
Total	$250,839

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Subsequent Events

Loan repayment

In September 2022, the Company fully repaid the shareholder’s loan in advance in the amount of $567,664 plus interest of $157,245.

Debenture financing

On October 3, 2022 the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Upon the closing of the Offering, the proceeds of the Convertible Loan shall covert into Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and one Series B Warrant.

Advisory warrant

On October 3, 2022 the Company entered into a corporate and financial advisory agreement with a private equity firm. Pursuant to the agreement, the private equity firm is entitled to 2,500,000 transferable warrants, which will be vested on the closing of the Company’s IPO. The warrants shall entitle the holder to acquire shares for a period of five years at an exercise price equal to $0.10, subject to adjustment for any share consolidations or splits that occur prior to the closing of the IPO.

Name change

On October 7, 2022, the Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation.

Stock split

On October 17, 2022, the Company completed a share split on a 1:160 basis. The total number of outstanding common shares after the split became 16,000,000.

interim MANAGEMENT’S DISCUSSION AND ANALYSIS

The following MD&A of the financial condition and results of operations of the Company for the three months ended September 30, 2022 was prepared by management as of December 8, 2022 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the three months ended September 30, 2022. See “Risk Factors”. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Certain information included in the MD&A is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” for further details.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries.

SBNK is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

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As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, EPC, O&M, and asset management of a solar power plants, whether electricity grid interconnected or BTM solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their RPS compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth of its close to 1GW solar PV power plant development and acquisition.

Development of the Business

USA

The Company is focused on its key market in New York and Maryland. In New York the Company is constructing a total of 6 solar projects, totaling 12 MWp (see Existing Projects table below), including two Community Solar projects, two with municipal power purchase agreement (PPA), and two net metering projects for Honeywell International Inc. The Company also has two community solar projects reached Notice to Proceed; seven community solar projects under utility interconnection studies. In addition the Company is working on sites origination of potential community solar projects. The Company is working with the Maryland Department of Transportation on eighteen potential solar project sites.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs is improving.

Canada

Over the past few years, the real estate sector has experienced an evolution in the importance of Environmental, Social and Governance (“ESG”) issues. The sector has made tremendous strides in tackling its contribution to Climate Change but despite efforts made so far, there is still a significant amount of work to be done, particularly given real estate’s 40% contribution toward global carbon emissions. Many Canadian real estate companies are set out to achieve its net zero emissions goals for all their operations and new developments. Real estate can be developed and managed to make positive impacts by stopping the growth of carbon emissions from properties and reduce emissions dramatically.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions.

Selected Quarterly Information

The following table set selected condensed interim consolidated financial information for the Company for the three months period ended September 30, 2022 and 2021 and should be read in conjunction with the Company’s consolidated financial statements as at June 30, 2022 and 2021 and related notes thereto for such periods.

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The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

For the three months ended September 30	2022 $	2021 $
Revenue	5,480,452	2,602,057
Revenue – EPC	5,465,542	2,302,057
Revenue – development	-	300,000
Revenue – O&M	14,910	-
Cost of goods sold	4,917,533	(2,070,005)
Net income (loss)	225,957	(88,222)
Net income (loss) per share	0.01	(0.01)

As at	September 30, 2022 $	June 30, 2022 $
Total assets	9,827,628	9,194,537
Total current liabilities	4,154,821	3,365,909
Total non-current liabilities	1,067,740	1,388,013

The following discussion addresses the operating results and financial condition of the Company for the three months ended September 30th, 2022 compared with the three months ended September 30th, 2021.

Result of Operations

Three months ended September 30, 2022 compared to the three months ended September 30, 2021

During the first quarter of 2023, the Company continued to focus on scaling its business model by growing its pipeline and advancing its projects in EPC in US and development in both US and Canada. Within the quarter the Company made progress towards completing two large US EPC contracts, which drove the increase in EPC revenue during the quarter compared to the same quarter in 2022. It is expected that the Company’s revenue will keep growing in 2023 as two projects in the US reached NTP and many projects in the US are approaching NTP.

The net income for the three months ended September 30, 2020 increased by $314,179 compared to the net loss for the three month ended September 30, 2021 with $225,957 net income recognized during the first quarter of 2023 as compared to a net loss of $88,222 for the first quarter of 2022.

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Key business highlights and projects updates in Q1 2023

●	Existing projects

Name	Location	Size (MW DC)	Timeline	Milestone	Current Status
Richmond	New York, USA	7.0	December 2022	Reach PTO (permission to operate)	EPC project. Reached 91% completion of the project. It’s expected to reach PTO in December 2022.
Portland	New York, USA	3.5	December 2022	Reach PTO (permission to operate)	EPC project. Reached 91% completion of the project. It’s expected to reach PTO in December 2022.
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. Reached 86% completion of the project. It’s expected to reach PTO in December 2022.
VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. Reached 62% completion of the project. It’s expected to reach PTO in December 2022.
SCA	New York, USA	0.7	December 2022	Reach PTO (permission to operate)	EPC project. Reached 67% completion of the project. It’s expected to reach PTO in December 2022.
Willis	New York, USA	0.2	December 2022	Reach PTO (permission to operate)	EPC project. Reached 82% completion of the project. It’s expected to reach PTO in December 2022.

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
Manlius	New York, USA	6.1	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000	93,540	IPO, working capital	The project currently has completed an interconnection agreement with the utility, and obtained permits from the local authority having jurisdiction. Engineering and initial construction have started and the Company is about to initiate procurement of major equipment. The Company may have to delay the completion of the project to commercial operation based on the timing of the closing of the Offering which will provide the funds to procure the components and hire local crews to build the project.
Geddes	New York, USA	4.0	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000	59,816	IPO, working capital
SUNNY	New York, USA	28.0	September 2023	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	-	IPO, working capital	The Company has submitted an interconnection request to New York Independent System Operator. It has secured site control via an executed lease with the landowner. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs). The barrier to completion is the timing and result of the interconnection request could delay the progress of engineering, permitting and interconnection deposit.
261 Township	Alberta, Canada	4.5	June 2023	Completion of engineering work and placement of orders for main project components	800,000		IPO, working capital	The project has received notice to proceed from the property owner. A site visit is scheduled, engineering has started and the Company is in discussion with the local utility on net metering interconnection, and with local authority having jurisdiction on the building permit. The Company may have to delay the completion of the project to commercial operation based on the timing of the closing of the Offering which will provide the funds to procure the components and hire local crews to build the project.
Dutch Hill 1	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	400,000	750	IPO, working capital	The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.
Dutch Hill 2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital
Dutch Hill 3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000		IPO, working capital
Wastebeds1	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital	The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.
Wastebeds2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital
Wastebeds3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital

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Revenue

Revenue for the three months ended September 30, 2022 was $5,480,452 compared to $2,602,057 in the comparative period, increasing by $2,878,395, or 111%.

The EPC service revenue for the three months ended September 30, 2022 was $5,465,542 compared to $2,302,057 in the comparative period, increasing by $3,163,485, or 137%. The revenue increase was mainly because the completion rate of the two significant projects in New York, USA in the first quarter of 2023 is higher than the rate in the first quarter of 2022.

For the three months ended September 30, 2022, the Company had $nil development revenue, compared to $300,000 for the three months ended September 30, 2021. The Company had no sales of projects which reach NTP in the first quarter of 2023, compared to one sales in the US in the first quarter of 2022.

The O&M services revenue for the three months ended September 30, 2022 was $14,910, compared to $nil in the comparative period. The Company is growing the O&M services revenue by allocating more resource to this revenue stream.

Expenses

For the three months ended September 30, 2022, the Company incurred cost of good sold of $4,917,533 compared to $2,070,005 for the three months ended September 30, 2021. The cost of goods sold increased by $2,847,528, or 138%, was mainly due to the higher percentage of completion of the two significant projects in the US in the first quarter of 2023. The company recognize both revenue and cost based on the complete rate of the projects.

The operating expenses were $426,252 in the three months ended September 30, 2022 compared to $636,239 in the comparative period. The operating expenses decreased by $209,987, or 33%, was mainly resulted from a decrease of $285,927, or 54% in salary and wages expenses, offset by an increase of $63,191, or 1339%, in office and miscellaneous expenses. The Company incurred $240,372 salary and wages expenses for the three months ended September 30, 2022 compared to $526,299 in the comparative period. The decrease was mainly due to $104,341 of performance based bonus to the CEO of the Company in the three months period ended September 30, 2021 compared to $nil during the three months period ended September 30, 2022. In addition, the Company has 10 employees during the three months period ended September 30, 2022 compared to 13 employees during the same period ended September 30, 2021. The Company incurred $67,909 expenses in office and miscellaneous for the three months ended September 30, 2022 compared to compared to $4,718 in the comparative period. The increase in office and miscellaneous was due the recruiting expense of $59,069 in the three months period ended September 30, 2022, whereas no such recruiting expenses incurred for the same period ended September 30, 2021.

Other Income (Expense)

For the three months ended September 30, 2022, the Company had other income of $89,290 compared to other income of $15,965 for the three months ended September 30, 2021. Other income for the three months ended September 30, 2022 consists mainly of interest expense of $32,782 compared to $42,800 for the same period end September 30, 2021, and a foreign exchange gain of $124,647 compared to $65,934 for the same period ended September 30, 2021.

Net Income (loss)

The net income for the three months ended September 30, 2022 was $225,957 for a income per share of $0.01 based on 16,000,000 outstanding shares versus $88,222 for a loss per share of $0.00 based on 16,000,000 outstanding shares for the comparative period.

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Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The likelihood of success in these lawsuits cannot be reasonably predicted.

(2)	On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all FIT 2, 3, 4 and 5 contracts where the IESO had not issued Notice to Proceed (“NTP”). An NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre-NTP FIT contract holders on July 16, 2018. However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by the Company’s subsidiary, 2467264 Ontario Inc, is $6.3 million. The ultimate amount to be recovered is subject to the IESO’s approval, and there is no certainty as to the actual amount to be recovered from the IESO. Subsequent to June 30, 2021, no amounts have been recovered from IESO.

(3)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

(4)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

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(5)	The Company has $6,486,838 in accounts receivable outstanding from the SFT Group for development services performed for their solar contracts from December 2017 to July 2018. The Government of Ontario cancelled said solar contracts in July 2018 ceasing all development work. Accordingly, the accounts receivable balance is not yet recognized.

Summary of Quarterly Results

The Company has not previously prepared quarterly financial statements except for the three months ended September 2022 and 2021. According to item 1.5 (ii) of Form 51-102F1, the Company is not providing a tabular comparison of the eight most recently completed quarters.

Liquidity and Capital Resources

As at September 30, 2022, the Company had a cash balance of $3,864,461 (June 30, 2022 - $931,977) with working capital surplus of $5,471,155 ( June 30, 2022 - $5,617,200).

The following table summarizes the Company’s liquidity position:

As at	September 30, 2022 $	June 30, 2022 $
Cash	3,864,461	931,977
Working capital	5,471,155	5,617,200
Total assets	9,827,628	9,194,537
Total liabilities	5,222,561	4,753,922
Shareholders’ equity	4,605,097	4,440,615

The Company believes that with the proceeds of the Offering, along with its expected operating income and cash flows it has sufficient working capital to continue its operations for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations and debt financing. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

The Company’s cash is held in high liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

For three months ended	September 30, 2022 $	September 30, 2021 $
Net cash provided by (used in)
Operating activities	2,589,661	2,124,426
Investing activities	-	(3,889)
Financing activities	198,969	(678,389)
Increase (decrease) in cash, cash equivalents, and restricted cash	2,932,483	1,396,980

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Cash flow from operating activities

The Company generated cash of $2,589,661 from operating activities during the three months ended September 30, 2022, while the Company generated $2,124,426 cash during the same period ended September 30, 2021. The Company generated cash of $267,043 from the operational activities and generated $2,322,618 from the change of working capital during the three months ended September 30, 2022, while the Company used cash of $63,157 from the operating activities and generate $2,187,583 due to the change of working capital for the same period ended September 30, 2021.

Cash flow from financing activities

The Company generated cash of $198,969 from financing activities during the three months ended September 30, 2022, while the Company used $678,389 cash during the same period ended September 30, 2021. The cash generated in financing activities for the three months ended September 30, 2022 was mainly driven by the net proceeds of $825,000 received from debenture financing completed in October 2022, offset by the repayment of short-term loans of $583,756. The cash used in financing activities for the three months ended September 30, 2021 was solely resulted from the repayment of short-term loans of $678,389.

Cash flow from investing activities

The Company used cash of $nil in acquisition of plant, property and equipment during the three months ended September 30, 2022, while the Company used $3,889 in acquisition of plant, property and equipment during the same period ended September 30, 2021.

Capital Transactions

On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. (ELI) for a loan of $320,273 (USD 250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023 with the amount of $40,034 (USD 31,250). The interest of loan is payable on a quarterly basis beginning July 8, 2022 of amount of $6,329 (USD 5,000). The full amount of $343,776 has been reclassified as current portion due to the Company fully repaid the Energy line Loan in the amount of $343,776 in principal and $13,146 in interest on October 6, 2022.

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	September 30, 2022	June 30,2022
Long-term debt – non-current portion	$910,370	$1,230,643
Shareholders’ equity	$4,605,097	$4,440,615

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

There has not been any significant change in capital management from the prior year.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were (i) 16,000,000 common shares issued and outstanding; and (ii) $1,250,000 principal amount of convertible debt that is convertible into 2,500,000 common shares, 2,500,000 Series A Warrants and 2,500,000 Series B Warrants; and (iii) 2,500,000 Advisory Warrants.

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Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at September 30, 2022, included in trade and other receivable was $116,884 (June 30, 2022 - $121,704) due from Sustainable Investment Ltd., who has a director (Richard Lu) in common. The purpose was for short-term bridge funding to cover working capital and project development expenses.

As at September 30, 2022, included in trade and other receivable was $86,000 (June 30, 2022 - $86,000) due from Renewable Sun Energy Co-Op, who has a director (Richard Lu) in common, for the payment made to a vendor on behalf of Renewable Sun Energy Co-Op.

As at September 30, 2022, included in trade and other payable was $977,315 (June 30, 2022 - $Nil) due to Sustainable Investment Ltd., who has a director (Richard Lu) in common, for a collection of a receivable on behalf of Sustainable Investment Ltd. from a customer.

As at September 30, 2022, included in trade and other payable was $Nil (June 30, 2022 - $104,545) owing to officers and director for accrued salary and bonus payments.

As at September 30, 2022, included in loan payable was $Nil (June 30, 2022 - $567,664) shareholder loan advance from a shareholder. In 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 (3-month period ended September 30, 2021 - $19,706) on September 16, 2022. The purpose of the loan was for short-term bridge funding to cover working capital and project development expenses.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three months ended September 30, 2022 and 2021 were as follows:

	September 30, 2022	September 30, 2021
Short-term employee benefits	$235,982	$264,022

Short-term employee benefits include consulting fees.

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Critical Accounting Estimates

●	Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (EPC) services and operation and maintenance (OM) services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

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At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Project development service contract with customers has a single performance obligation which is for the Company to deliver a fully permitted project which is ready for construction. The performance obligation is said to be satisfied at a point in time when development is considered complete. Therefore, the revenue from development contract is recognized when a solar project is fully permitted and ready for construction.

OM services

OM service contract with customers has a single performance obligation which is for the Company to provide hourly maintenance services as needed for the solar sites. The performance obligation is said to be satisfied over a period of time. Therefore, the Company recognizes revenue monthly which is when service is rendered and based on the hours spent times pre-determined hourly rate outline in the contract.

EPC services

The contract for EPC services has a single performance due to the services included in EPC contract are highly interrelated and the contract includes a significant service of integrating the goods and services into the combined item the customer contract for, that is, to build the solar sites. The performance obligations are satisfied over a period of time. Therefore, the revenue is recognized over a period of time based on the kW size of the project and fixed rate per kW outlined in the contract. The amount that the Company has a right to bill the customer reflects the pattern of transfer and value of the completed performance to the customer. As a result, the Company applies the “right to invoice” practical expedient under IFRS 15, to measure and recognize revenue.

●	Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development costs, borrowing costs, property taxes and other overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

●	Taxes

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

●	Expected credit loss

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and also taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

●	Warranties

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the three months ended September 30, 2022, $Nil warranty provision was recorded (2021 - $Nil).

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●	Contract fulfilment costs

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

●	Utilization, derecognition and impairment of contract fulfilment costs:

The Company utilises contract fulfilment costs to cost of goods sold over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customer.

A contract fulfilment costs is derecognised either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the asset to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract. In determining the estimated amount of consideration, the Company uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test.

●	Contract fulfilment costs

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

●	Utilization, derecognition and impairment of contract fulfilment costs:

The Company utilises contract fulfilment costs to cost of goods sold over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customer.

A contract fulfilment costs is derecognised either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

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At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the asset to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract. In determining the estimated amount of consideration, the Company uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Three months ended September 30, 2022	Revenue	% of Total Revenue
Customer A	$3,883,451	71%

	Account Receivable	% of Account Receivable
Customer B	$1,448,145	57%
Customer C	$900,089	36%

Three months ended September 30, 2021	Revenue	% of Total Revenue
Customer A	$2,251,890	87%

	Account Receivable	% of Account Receivable
Customer A	$2,232,238	52%

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Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

Subsequent Events

Loan repayment

On October 6, 2022 the Company fully repaid the Energy line Loan in the amount of $343,776 plus accrued interest of $13,146.

Debenture financing

On October 3, 2022 the Company completed a the Convertible Loan financing for gross proceeds of $1,250,000. Upon the closing of the Offering, the proceeds of the Convertible Loan shall covert into Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and one Series B Warrant.

Advisory warrant

On October 3, 2022 the Company entered into a corporate and financial advisory agreement with a private equity firm. Pursuant to the agreement, the private equity firm is entitled to 2,500,000 transferable warrants, which will be vested on the closing of the Company’s IPO. The warrants shall entitle the holder to acquire shares for a period of five years at an exercise price equal to $0.10, subject to adjustment for any share consolidations or splits that occur prior to the closing of the IPO.

Stock split

On October 17, 2022, the Company completed a share split on a 1:160 basis. The total number of outstanding common shares after the split became 16,000,000.

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DESCRIPTION OF THE SECURITIES

Authorized and Outstanding Securities

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of the date hereof, 16,000,000 Common Shares were issued and outstanding as fully paid and non-assessable common shares.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of any meetings of Shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Broker Warrants

Each Broker Warrant entitles the holder thereof to purchase one Broker Warrant Shares, at the Offering Price per Broker Warrant, for a period of 36 months following the Closing Date.

The Broker Warrant Shares have the same rights as the Common Shares.

CONSOLIDATED CAPITALIZATION

The following chart sets out the capitalization of the Company as at the dates indicated and after giving effect to the Offering. The chart should be read in conjunction be read in conjunction with information contained in “Use of Proceeds”, “Selected Financial Information” and “Management’s Discussion and Analysis”, as well as the SolarBank Financial Statements and related notes and reports included in this Prospectus.

	As at September 30, 2022 before giving effect to the Offering	As at the date of this Prospectus after giving effect to the Offering	As at the date of this Prospectus after giving effect to the Offering, assuming exercise of the Over-Allotment Option in full
Share Capital (Common Shares – Authorized: unlimited)	16,000,000	25,500,000	26,550,000
Advisory Warrants	2,500,000	2,500,000	2,500,000
Series A Warrants	Nil	2,500,000	2,500,000
Series B Warrants	Nil	2,500,000	2,500,000
Broker Warrants	Nil	420,000	483,000
Stock Options	Nil	2,774,000	2,774,000
RSUs	Nil	500,000	500,000
Shareholders’ Equity
Share Capital	$1,000	$4,719,250	$5,459,500
Accumulated Other Comprehensive Income	$12,292	$12,292	$12,292
Retained Earnings	$4,636,522	$4,636,522	$4,636,522
Non-Controlling Interest	$(44,717)	($(44,717)	$(44,717)
Total Shareholder’s Equity	$4,605,097	$9,323,347	$10,063,597

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Concurrent with the closing of the Offering, the Convertible Loan will convert into 2,500,000 Common Shares, 2,500,000 Series A Warrants and 2,500,000 Series B Warrants, all of which are included for the purposes of calculations in the table above for the purposes of the columns titled “As at the date of this Prospectus after giving effect to the Offering” and “As at the date of this Prospectus after giving effect to the Offering, assuming exercise of the Over-Allotment Option in full”.

Other than as disclosed below, there have been no material changes in the share capitalization or in the indebtedness of the Company since September 30, 2022 other than the issuance of the Convertible Loan, the issuance of 2,774,000 Options on November 4, 2022 each with an exercise price of $0.75 per Share, and the issuance of 500,000 RSUs on November 4, 2022.

RSUS, OPTIONS AND WARRANTS TO PURCHASE SHARES

The Board of Directors has adopted the Share Compensation Plan under which RSUs and Options to purchase Common Shares may be granted to the Company’s directors, officers, employees and consultants. See “Executive Compensation – Compensation Discussion and Analysis – Share Compensation Plan”.

As of the date of this Prospectus, there are 500,000 RSUs and 2,774,000 Options to purchase Common Shares issued and outstanding under the Share Compensation Plan. The following table summarizes the holdings of the Options granted by the Company as of the date of this Prospectus:

Optionee	Number of Optionees	Number of Options	Exercise Price	Expiry Date
Executive Officers and Former Executive Officers	4	1,299,000	$0.75	November 4, 2027
Directors (other than those who are also executive officers)	3	500,000	$0.75	November 4, 2027
Other Current and Former Employees	8	330,000	$0.75	November 4, 2027
Consultants	4	645,000	$0.75	November 4, 2027
Total:		2,774,000

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The following table summarizes the holdings of the RSUs granted by the Company as of the date of this Prospectus:

Holder	Number of Holders	Number of RSUs	Exercise Price	Expiry Date
Executive Officers and Former Executive Officers	—	—	—	—
Directors (other than those who are also executive officers)	—	—	—	—
Other Current and Former Employees	—	—	—	—
Consultants	1	500,000	N/A	Six Months from Closing Date
Total:	1	500,000

As of the date of this Prospectus there is $975,000 principal amount Convertible Loan outstanding and 2,500,000 Advisory Warrants, each held by three consultants and one director. The following table summarizes the holdings of Warrants that will be outstanding as of the Closing Date:

Holder	Number of Holders	Number of Securities	Exercise Price	Expiry Date
Executive Officers and Former Executive Officers	—	—	—	—
Directors (other than those who are also executive officers)	1	625,000 Warrants 600,000 Warrants	$0.10 $0.50	June 10, 2027 Sixty Months from Closing Date
Other Current and Former Employees	—	—	—	—
Consultants	3	1,875,000 Warrants 3,300,000 Warrants	$0.10 $0.50	June 10, 2027 Sixty Months from Closing Date
Total:	4	6,400,000

PRIOR SALES

In the 12 months prior to the date of this prospectus, the Company issued the following Common Shares and securities convertible into Common Shares:

Date of Issuance	Security Type	Number of Securities		Issue/Exercise Price
October 3, 2022	Advisory Warrants	2,500,000		$0.10
October 3, 2022	Convertible Loan	$1,250,000	(1)	$0.50
November 4, 2022	Options	2,774,000		$0.75
November 4, 2022	RSUs	500,000		N/A

Note:

(1)	The principal sum of the Convertible Loan is equal to $1,250,000 and is automatically converted into Conversion Units upon the closing of the Offering. The Convertible Loan is convertible at a price of $0.50 per Conversion Units. The Conversion Units consist of 2,500,000 Common Shares, 2,500,000 Series A Warrants and 2,500,000 Series B Warrants. The Series A Warrants and Series B Warrants, upon the satisfaction of the Series A Warrant Vesting Condition and Series B Warrant Vesting Condition (as applicable) are exercisable into Common Shares at an exercise price of $0.50 per Common Share.

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TRADING PRICE AND VOLUME

The Common Shares were not previously traded on any market or exchange.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

Contractual Escrow Securities

On or prior to the Listing Date, the Company and non-Principal existing holders of Common Shares will enter into an agreement with the Company (the “Voluntary Escrow Agreements”) in the form of escrow agreement provided under National Policy 46-201 Escrow For Initial Public Offerings (the “Voluntary Escrow”) setting out contractual escrow terms, being a 36 month voluntary trading restriction where 10% of each holder’s shares are released at the Listing Date, and 15% of each holder’s shares are released at the six, twelve, eighteen, twenty-four, thirty and thirty-six month anniversaries of the Listing Date. Any Common Shares issuable on the exercise of 6,275,000 Warrants and 975,000 Stock Options are subject to the same terms of the Voluntary Escrow. A copy of the Voluntary Escrow Agreement will be available under the Company’s profile on SEDAR at www.sedar.com.

As at the date of this Prospectus, there are no securities of the Company that are subject to escrow or contractual restrictions on transfer. At the Closing Date the following securities of the Company will be subject to contractual restrictions on transfer as shown in the following table:

Designation of Class	Total number of securities that are subject to a contractual restriction on transfer (1)	Percentage of Class After the Offering
Common Shares	17,426,800	79.57%
Warrants	6,275,000	81.45%
Stock Options	975,000	35.15%

National Policy 46-201 Escrow

NP 46-201 provides that all securities of an issuer owned or controlled by a Principal must be placed in escrow at the time the issuer distributes its securities or convertible securities to the public by prospectus, unless the securities held by such Principal or issuable to such Principal upon conversion of convertible securities held by the Principal collectively represent less than 1% of the total issued and outstanding securities of the issuer after giving effect to the initial distribution. As such, the securities held by the Principals will be held in escrow pursuant to the policies of NP 46-201.

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The following table sets forth the securities of the Principals that, as at the date of Listing, will be subject to escrow and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Total number of securities that are held in escrow(1)	Percentage of Class After the Offering
Common Shares	1,073,200	4.90%
Warrants	1,225,000	15.30%
Stock Options	1,799,000	63.77%

On or prior to the Listing Date, the Company and the Principals will enter into an escrow agreement (the “Escrow Agreement”) with Endeavor Trust Corporation, as escrow agent (the “Escrow Agent”), pursuant to which the Escrowed Shareholders will collectively deposit the Common Shares and Warrants listed in the table above into escrow (the “Escrowed Securities”) with the Escrow Agent.

Upon the completion of the Listing, it is expected the Company will be an “emerging issuer” pursuant to NP 46-201 and, as such, the Escrowed Securities will be subject to a three year escrow and subject to the following release scheduled:

Date	Amount of Escrowed Securities Released
On the Listing Date	1/10 of the escrow securities
6 months after the Listing Date	1/6 of the remaining escrow securities
12 months after the Listing Date	1/5 of the remaining escrow securities
18 months after the Listing Date	1/4 of the remaining escrow securities
24 months after the Listing Date	1/3 of the remaining escrow securities
30 months after the Listing Date	1/2 of the remaining escrow securities
36 months after the Listing Date	the remaining escrow securities

The release schedule may be accelerated if the Company, after the Listing, establishes itself as an “established issuer” as described in NP 46-201.

A copy of the Escrow Agreement will be available under the Company’s profile on SEDAR at www.sedar.com.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Company, no person or entity beneficially owns, or controls or directs, 10% or more of the outstanding Common Shares as of the date of this Prospectus or immediately after the Offering.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table provides the names, municipalities of residence, position and principal occupations as of the date of this Prospectus:

Name and Municipality of Residence	Director/officer Since and Position with the Company	Principal Occupation for Last Five Years	Common Shares Beneficially Owned, Directly or Indirectly, over which Control or Discretion is Exercised(1)
Dr. Richard Lu Toronto, ON Canada	Director, Chief Executive Officer and President since August 1, 2014	Chief Executive Officer and President of the Company since August 2014.	773,200(3)

Sam Sun Toronto, ON Canada	Chief Financial Officer since July 1, 2022	Chief Financial Officer of the Company since July, 2022; Head of Finance for Aucto Canada Inc. from May 2021 to June 2022; Finance Director of NRI Industrial Sales Inc. from November 2020 to April 2021; Head of Finance of Brook Crompton Ltd. from November 2018 to June 2020; VP of Finance and Operation of Lynks Motoplex Inc. from May 2017 to October 2018.	Nil

Andrew van Doorn Toronto, ON Canada	Chief Operating Officer since July 1, 2021	Chief Operating Officer of the Company since July 2021 and acted in the capacity of Chief Operation Officer of the Company from July 2018 to July 2020; VP Engineering & Construction for Potentia Renewables from April 2012 to June 2018.	Nil

Xiaohong (Tracy) Zheng Toronto, ON Canada	Chief Administrative Officer since July 1, 2021	Chief Administrative Officer of the Company since July 2021; Vice President of Operations of the Company from August 2017 to June 2021.	Nil

Olen Aasen(2) Vancouver, BC Canada	Director since November 3, 2022	Practicing lawyer since May 2017.	Nil (4)

Paul Pasalic(2) London, UK	Director since November 3, 2022	Managing Director, Head of Legal (Europe) – Private Equity Transactions, with Hudson Advisors since 2019; Associate lawyer with Shearman & Sterling LLP from 2012 to 2019.	Nil

Paul Sparkes(2) Toronto, ON Canada	Director since November 3, 2022	Corporate director and Self-Employed advisor advising growth entities in private and public markets.	Nil

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Notes:

(1)	Information as to securities of the Company beneficially owned, or over which control or direction is exercised, has been furnished by the respective directors and officers.
(2)	Member of the Audit Committee. Mr. Pasalic is the Chair.
(3)	Held by 2384449 Ontario Inc., a corporation controlled by Dr. Lu.
(4)	Mr. Aasen holds $75,000 principal amount of the Convertible Loan. Upon the closing of the Offering Mr. Aasen will receive 150,000 Common Shares, 150,000 Series A Warrants and 150,000 Series B Warrants on the automatic conversion of the Convertible Loan. Mr. Aasen also holds 625,000 Advisory Warrants.

Unless otherwise noted above, the term of office of the directors expires on the earlier of the Company’s next annual general meeting, or upon resignation. The term of office of the officers expires at the discretion of the directors.

As of the date of this prospectus, the Company’s directors and officers as a group, beneficially own, directly and indirectly, or exercise control or direction over, 773,200 Common Shares, representing 4.83% of the issued and outstanding Common Shares.

Biographies of Directors and Executive Officers

The following are brief profiles of the Company’s executive officers and directors, including a description of each individual’s principal occupation within the past five years.

Dr. Richard Lu - Director (Age 59)

Dr. Richard Lu has more than 25 years of global experience in the energy industry developing and implementing business strategies for organizations in North America, Europe and Asia. He is the President and CEO of SolarBank Corporation, an established and trusted developer, engineer, asset operator, and manager in the clean and renewable energy space in Canada and the US. He is an Independent Director and Chairman of the Audit Committee at dynaCERT Inc. (TSE:DYA), a high-tech company that specializes in hydrogen application in the transportation industry. He is also a Director at Alkaline Fuel Cell Power Corp. (NEO:PWWR), an advanced hydrogen fuel cell technology company. He was the Managing Director of Sky Solar Holdings Co., Ltd. (SKYS, NASDAQ), and the VP of Business Development at ARISE Technology Corporation (APV-T). Dr. Lu also previously held the position of Chief Conservation Officer and VP of Toronto Hydro Corporation, where he developed and executed a sweeping portfolio of Conservation, Demand Management and Distributed Energy programs. Prior to that he was the Vice-President of Environment, Health and Safety, ensuring Toronto Hydro Corporation’s commitment to providing a safe and healthy workplace for employees and the strategies for achieving sustainable development and growth are successfully met. Dr. Lu has held senior positions with Enbridge Gas Distribution, Husky Injection Molding Systems Ltd., and Dillon Consulting. Dr. Lu is an EMBA from Rotman, and a MSc from the University of Toronto; a MHSc and MD from Tongji Medical University.

Dr. Lu works full time for the Company and his consulting agreement contains non-disclosure, non-competition and non-solicitation provisions in favour of the Company.

Sam Sun – Chief Financial Officer (Age 39)

Mr. Sun is a Chartered Professional Accountant in Canada with more than 15 years of experience in corporate finance, accounting and internal control. He has been the head of finance or finance director at various Canadian, U.S. and Chinese public and private companies in the cleantech, marketplace, manufacturing and mining sectors. Mr. Sun obtained the bachelor and master degrees in management from the Shanghai University of Finance and Economics in 2005 and 2014. Mr. Sun also obtained his MBA from the University of Toronto’s Rotman School of Business in 2018.

Mr. Sun works full time for the Company and his employment agreement contains non-disclosure and non-solicitation provisions in favour of the Company.

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Andrew van Doorn, COO (Age 52)

Mr. van Doorn has over 28 years of executive leadership experience in Engineering and Construction in the Renewable Energy and Utility sectors, with over 200MW of solar projects completed. As former Chairman of the Canadian Solar Industries Association (CANSIA), Mr. van Doorn is an expert in the management, operations, and construction of solar photovoltaic systems. He is a Professional Engineer, designated in the province of Ontario.  Mr. van Doorn’s solar experience includes 32MW of community solar in Minnesota, 28 MW built or under construction in New York State, and 20 MW of ground mount systems in Ontario.  Further experience includes 140MW of rooftop solar spread across 600 sites in Ontario, including at over 500 schools and North America’s largest school rooftop portfolio at the Toronto District School Board, with over 350 sites.  Mr. van Doorn was also the founding partner part of the Initial Public Offering of HLT Energies, a solar thermal independent power producer that traded on the TSX-Venture Excahnge. Mr. van Doorn currently oversees the engineering, procurement, construction and operations of all solar projects with the Company.

Mr. van Doorn works full time for the Company and his employment agreement contains non-disclosure and non-solicitation provisions in favour of the Company, but does not contain a non-competition provision.

Tracy Zheng, CAO (Age: 49)

Ms. Zheng is an accomplished business strategist with over 25 years of management experience in brand marketing, investment, business development and solar project operations. Ms. Zheng joined the Company’s executive team after several years at Sky Solar Canada where she was responsible for sales management, financial and project viability analysis, and partnership negotiation. At the Company and Sky, Ms. Zheng played a leading role in securing more than 450 contracts for over 200MW of rooftop and ground mount photovoltaic systems under Ontario’s Feed-In-Tariff program. Her experience also includes a plethora of international business exposure specializing in brand and market strategy in senior marketing positions at companies including Colgate-Palmolive and Clairol as well as firms specialized in market research and e-commerce. She is proficient in developing marketing plans, strategies, identifying and capitalizing on market opportunities, and managing implementation of in-field initiatives. She has successfully led more than 10 new product launches in addition to national marketing and advertising campaigns, and communications programs. She holds a Bachelor of Science in Engineering from Sun Yat-Sen University, and an MBA from the Schulich School of Business, York University.

Ms. Zheng works full time for the Company. Her consulting agreement does not contain non-disclosure, non-competition and non-solicitation provisions in favour of the Company.

Paul Pasalic, Director (Age 42)

Mr. Pasalic is a private equity professional and a corporate lawyer with more than 15 years of experience in corporate, securities and regulatory matters. Mr. Pasalic has advised on a diverse array of complex multi-jurisdictional transactions across various industries and across the capital structure. Mr. Pasalic holds a bachelors of business administration (finance) from Simon Fraser University, and obtained a juris doctor from the University of Calgary in 2007. Mr. Pasalic is a qualified attorney in Canada (Ontario; Alberta), New York State as well as in England and Wales. Mr. Pasalic is also a CFA charterholder.

Mr. Pasalic is expected to devote approximately 10% of his working time to the affairs of the Company. The Company does not expect to enter into a non-disclosure or non-competition agreement with Mr. Pasalic.

Olen Aasen - Director (Age 40)

Mr. Aasen is an executive and corporate and securities lawyer with more than 16 years of experience in corporate, securities, mining and regulatory matters. He has been the Corporate Secretary, General Counsel or Vice President, Legal at various Canadian and U.S.-listed companies in the mining, transportation and technology sectors. In the past ten years Mr. Aasen has advised on a significant number of debt and equity financings and structured finance packages. Mr. Aasen did his undergraduate studies in the Finance Department of the Sauder School of Business, obtained a J.D. from the University of British Columbia in 2006 and was called to the British Columbia Bar in 2007. Mr. Aasen was also appointed to the 2016 Legal 500 GC Powerlist for Canada.

Mr. Aasen is expected to devote approximately 25% of his working time to the affairs of the Company. The Company does not expect to enter into a non-disclosure or non-competition agreement with Mr. Aasen.

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Paul Sparkes - Director (Age 58)

Mr. Sparkes is an entrepreneur with over 25 years of experience in media, finance, capital markets and Canada’s political arena. He spent a decade in the broadcast and media industry as CTVglobemedia’s Executive Vice President, Corporate Affairs. He also held senior positions in public service, including with the Government of Canada as Director of Operations to Prime Minister Jean Chretien, and as a senior aide to two Premiers of Newfoundland and Labrador. Paul was a co-founder and executive vice chairman at Difference Capital Financial and serves on a number of private and public boards. He is currently President and founder of Otterbury Holdings Inc., Global Alternatives Advisory, and is an advisor and deal maker for growth companies in the private and public markets.

Mr. Sparkes is expected to devote approximately 10% of his working time to the affairs of the Company. The Company does not expect to enter into a non-disclosure or non-competition agreement with Mr. Sparkes.

Corporate Cease Trade Orders and Bankruptcies

To the Company’s knowledge, other than as disclosed below, no existing or proposed director, officer or promoter of the Company or a securityholder anticipated to hold a sufficient number of securities of the Company to affect materially the control of the Company, within 10 years of the date of this Prospectus, has been a director, officer or promoter of any person or company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

By Order of the Supreme Court of Newfoundland and Labrador dated June 17, 2020, Deloitte Restructuring Inc. was appointed as the receiver and manager of all current and future assets, undertakings, and properties of the Kami Mine Limited Partnership, Kami General Partner Limited, and Alderon Iron Ore Corp. The receivership was initiated by a secured creditor of the Kami Mine Limited Partnership after its failure to refinance the secured debt due to the COVID-19 pandemic. Mr. Aasen was Corporate Secretary of Alderon Iron Ore Corp. and Secretary and Director of Kami General Partner Limited until April 28, 2020.

On February 5, 2016, the British Columbia Securities Commission issued a cease trade order against Ziplocal Inc. for failure to file its annual audited financial statements and MD&A. The required documents were filed and the order was subsequently revoked on March 11, 2016. Mr. Paul Sparkes was a director of Ziplocal Inc. during this period.

Penalties or Sanctions

To the Company’s knowledge, no existing or proposed director, officer or promoter of the Company, or a securityholder anticipated to hold sufficient securities of the Company to affect materially the control of the Company, has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision in regards to the Company.

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Personal Bankruptcies

To the Company’s knowledge, no existing or proposed director, officer or promoter of the Company, or a securityholder anticipated to hold sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of such persons has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

Conflicts of Interest

Members of Management are, and may in future be, associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of our company. Although the officers and directors are engaged in other business activities, the Company anticipates they will devote an important amount of time to our affairs.

The Company’s officers and directors are now and may in the future become shareholders, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to the Company’s. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of us or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. Currently, the Company does not have a right of first refusal pertaining to opportunities that come to their attention and may relate to our business operations.

As disclosed in this Prospectus, the SFT Group is a customer of the Company and it has $6,486,838 in accounts receivable outstanding from the SFT Group for development services performed for their solar contracts from December 2017 to July 2018. The Chief Executive Officer of the SFT Group is Mr. Matt Wayrynen and the Chief Financial Officer of the SFT Group is Frederick Jung. There is no overlap in the directors or officers of the SFT Group and the Company; however, relatives of Mr. Wayrynen, and Mr. Jung and his relatives, are shareholders of the Company. Mr. Wayrynen and Mr. Jung and their respective relatives, however, have no significant influence over the Company. We also note that the Company is not substantially dependent on the SFT Group and that the SFT Group is not a related party of the Company as per IAS 24 Related Party Disclosure.

Due to these shareholdings in the Company, there is the potential for perceived conflicts of interest in transactions between the Company and the SFT Group. The Company manages these perceived conflicts of interest by entering into transactions with the SFT Group on terms that are consistent with those that are agreed to with its other customers and entering into transactions with the party that offers the best terms.

The Company’s directors and officers are subject to fiduciary obligations to act in the best interest of the Company. Conflicts, if any, will be subject to the procedures and remedies of the OBCA or other applicable corporate legislation.

EXECUTIVE COMPENSATION

Executive Compensation

The following information is provided as required under Form 51-102F6V for Venture Issuers, as such term is defined in National Instrument 51-102 – Continuous Disclosure.

For the purposes of this section, “Named Executive Officer”, or “NEO”, means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

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(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)	in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year;

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

Accordingly, the NEOs of the Company for the fiscal year ended June 30, 2022 are:

●	Richard Lu, President & Chief Executive Officer

●	Sam Sun, Chief Financial Officer

●	Andrew van Doorn, Chief Operating Officer

●	Tracy Zheng, Chief Administrative Officer

Compensation of Named Executive Officers

The following table of compensation, excluding options and compensation securities, provides a summary of the compensation paid by the Company to each NEO and director of the Company for the two most recently completed financial years ended June 30, 2022 and 2021. Options and compensation securities are disclosed under the heading “Stock Options and Other Compensation Securities and Instruments” of this Prospectus.

Name and Principal Position	Year(1)	Salary, consulting fee, retainer or commission ($)2)	Bonus ($)(2)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Richard Lu(2) President & Chief Executive Officer	2022	469,731	100,000	Nil	Nil	Nil	569,731
	2021	446,973	Nil	Nil	Nil	Nil	446,973
Sam Sun(3) Chief Financial Officer	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil
Andrew van Doorn(4) Chief Operating Officer	2022	249,995	Nil	Nil	Nil	Nil	249,995
	2021	230,765	100,000	Nil	Nil	Nil	330,765
Tracy Zheng(5) Chief Operating Officer	2022	188,400	Nil	Nil	Nil	Nil	188,400
	2021	181,307	Nil	Nil	Nil	Nil	181,307
Paul Pasalic(6) Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil
Olen Aasen(6) Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil
Paul Sparkes(6) Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Financial years ended June 30.
(2)	Effective September 1, 2022 Light Voltaic Corporation (“LVC”) entered into a consulting agreement (the “Consulting Agreement”) with the Company to provide the services of Dr. Lu to the Company to act as Chief Executive Officer. LVC is paid annual consulting fees of $469,731 for the services of Dr. Lu. LVC is also eligible to receive a bonus of $100,000 for every 10 MW, DC (cumulative) solar projects achieving commercial operation. Dr. Lu receives no compensation for his services as a director.

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(3)	Effective June 10, 2022, Mr. Sun entered into an employment agreement with the Company with an effective start date of July 4, 2022. Mr. Sun is paid an annual salary of $120,000 for his services as CFO. Mr. Sun is also eligible to receive a bonus of $20,000 for every 10 MW, DC (cumulative) solar projects achieving commercial operation.
(4)	Effective October 25, 2022, Mr. van Doorn entered into an employment agreement with the Company. Mr. van Doorn is paid an annual salary of $350,000 for his services as COO. Mr. van Doorn is also eligible to receive a bonus of $90,000 for every 10 MW, DC (cumulative) solar projects achieving commercial operation and $20,000 for every 10 MW, DC (cumulative) solar projects achieving NTP.
(5)	Effective February 1, 2021 Ms. Zheng, through her personal company, entered into a consulting agreement with the Company. Ms. Zheng is paid annual consulting fees of $188,400 (plus applicable taxes) for her services as Chief Administrative Officer.
(6)	Mr. Pasalic, Mr. Aasen and Mr. Sparkes were appointed as directors of the Company on November 3, 2022 and receive no compensation for their services as directors of the Company.

Stock Options and Other Compensation Securities and Instruments

No compensation securities were granted to or issued by the Company to any NEO or director of the Company during the financial year ended June 30, 2022.

No compensation security has been repriced, cancelled and replaced, had its term extended, or otherwise been modified financial year ended June 30, 2022.

No compensation securities were exercised by any NEO or director of the Company during the financial year ended June 30, 2022.

Stock Option Plan and Other Incentive Plans

The Board of Directors has adopted the Share Compensation Plan under which RSUs and Options may be granted to the Company’s directors, officers, employees and consultants. The Share Compensation Plan provides participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

1.	Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company securities; (B) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (C) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (D) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company).

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2.	Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE.

3.	Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares reserved and available for grant and issuance pursuant to the exercise of Options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares from time to time; and

(b)	the number of Common Shares issuable pursuant to the exercise of Options under the Share Compensation Plan within a 12 month period to all eligible persons retained to provide investor relations activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 1% of the issued and outstanding Common Shares.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto, as determined by the Administrators.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

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Vesting Provisions for RSUs

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of a RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time based vesting provisions as a component of the Company’s annual incentive compensation program, and performance based vesting provisions as a component of the Company’s long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting) and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions for Options

The Share Compensation Plan provides that the Administrators may determine, in accordance with minimum vesting requirements of the CSE, the vesting criteria applicable to any Options, when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

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Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options (whether or not then exercisable) will be automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. “Market Price” is defined in the Share Compensation Plan, as of any date, the price of the Common Shares determined as follows: (A) if the Common Shares are listed on any exchange, the Market Price will be the closing price of the Common Shares on such exchange for the last market trading day prior to the date of grant of the Option. Notwithstanding the foregoing, in the event that the Common Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Market Price shall not be lower than the greater of the closing market price of the Subordinate Voting Shares on the CSE on (i) the trading day prior to the date of grant of the Options, and (ii) the date of grant of the Options; or (B) in the absence of an established market for the Common Shares, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

4.	Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

5.	Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

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6.	Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall: (i) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants, such amendment will not result in the imposition of taxes under Section 409A of the U.S. Internal Revenue Code of 1986; (ii) be subject to any regulatory approvals including, where required, the approval of the CSE; and (iii) be subject to shareholder approval, where required, by the requirements of the CSE, provided that shareholder approval shall not be required for the following amendments:

(a)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority, stock exchange or quotation system and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(b)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(c)	amendments to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof), providing such amendments do not adversely alter or impair such RSU or Option;

(d)	amendments to the termination provisions of any Option (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period) providing such amendments do not adversely alter or impair such Option;

(e)	amendments to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(f)	amendments to the Share Compensation Plan that would permit the Company to make lump sum cash payments to Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs; and

(g)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would: (i) increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares; (ii) increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”; (iii) reduce the exercise price of any Option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person); (iv) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or (v) amend the amendment provisions of the Share Compensation Plan.

Employment, Consulting and Management Agreements

The material terms of the employment, consulting and management agreements of the Company are described in the footnotes of the table under the heading “Executive Compensation - Compensation of Named Executive Officers” and as set forth below. Except as disclosed below, as of June 30, 2022, there were no provisions in any contract, agreement, plan or arrangement that provide for payments to a NEO or director at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control in the Company or a change in the NEO’s responsibilities, except for the minimum required payments under employment standards legislation.

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Dr. Richard Lu

Subsequent to June 30, 2022, the Consulting Agreement with LVC provides for six months’ written notice of termination without cause to LVC. In the event of a “Change of Control”, if LVC is terminated or LVC terminates the Consulting Agreement for “Good Reason”, LVC is entitled to a payment equal to two years’ consulting fees.

For the purposes of the Consulting Agreement:

●	“Change of Control” will be deemed to have occurred if a transaction results in: (i) the sale of all or substantially all of the Company’s assets; or the Company having a new “Control Person”, where “Control Person” means: a person who holds sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company; or a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company; or a person, or combination of persons, who holds more than 35% of the voting rights attached to all outstanding voting securities of the Company, unless there is evidence that that person or combination of persons does not hold a sufficient number of the voting rights to control the Company.

●	“Good Reason” shall be defined as, without the consultant’s written consent, the occurrence of any of the following circumstances: (i) reduction by the Company in the consulting fee; (ii) the failure of the individual to be appointed or re-appointed to the position of Chief Executive Officer of the Company; (iii) a material diminution in the consultant’s duties or the assignment to the consultant of any duties inconsistent with his position and status as Chief Executive Officer of the Company; (iv) a change in the consultant’s reporting relationship such that the consultant no longer reports directly to the Board of Directors of the Company; or (v) a relocation of place of work more than 50 kilometers from the Company’s head office at the relevant time.

Andrew van Doorn

Subsequent to June 30, 2022, the employment agreement with Mr. van Doorn provides for twelve months’ written notice of termination without cause to Mr. van Doorn. The employment agreement with Mr. van Doorn does not provide for any additional entitlements on a change of control of the Company.

Sam Sun

Subsequent to June 30, 2022, the employment agreement with Mr. Sun provides for written notice of termination without cause to Mr. Sun by providing the minimum notice required under the Employment Standards Act, 2000 (Ontario). The employment agreement with Mr. Sun does not provide for any additional entitlements on a change of control of the Company.

Tracy Zheng

Effective February 1, 2021 Ms. Zheng, through her personal company The Phoenix Trendz Inc., entered into a consulting agreement with the Company. The consulting agreement provides for one month’s written notice of termination without cause to The Phoenix Trendz Inc. The consulting agreement with The Phoenix Trendz Inc. does not provide for any additional entitlements on a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The purpose of this discussion is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its NEOs listed in the Summary Compensation Table set out above. In accordance with applicable securities legislation, the Company currently has four Named Executive Officers; being Richard Lu, Chief Executive Officer; Sam Sun, Chief Financial Officer; Andrew van Doorn, Chief Operating Officer and Tracy Zheng, Chief Administrative Officer.

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The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. In determining executive compensation, the Board considers the Company’s financial circumstances at the time decisions are made regarding executive compensation, and also the anticipated financial situation of the Company in the mid and long-term.

Compensation Objectives and Principles

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining qualified executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its Share Compensation Plan. The Company does not provide any retirement benefits for its directors or officers.

Elements of Compensation

Base Salary

In the Board’s view, paying base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates is a first step to attracting and retaining qualified and effective executives. Competitive salary information on comparable companies within the Company’s industry is compiled from a variety of sources, including national and international publications.

Bonus Incentive Compensation

The Board will consider executive bonus compensation dependent upon the Company meeting its strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Share Compensation Plan (as described herein). RSUs and Options may be granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of RSUs and Options granted are determined by the Board.

Compensation Risks

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Board will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time the Board is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation rewarding individuals for the success of the Company once that success has been demonstrated and incenting them to continue that success through the grant of long-term incentive awards.

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Hedging Policy

The Company has no policy on whether an NEO or director is permitted to purchase certain financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds which are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Process

In establishing compensation for executive officers, the Board as a whole seeks to accomplish the following goals:

●	to recruit and subsequently retain highly qualified executive officers by offering competitive compensation and benefits;

●	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met; and

●	to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s Share Compensation Plan.

When considering the appropriate executive compensation to be paid to our officers, the Board have regard to a number of factors including: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations generally; and (v) available financial resources.

RSU and Option-Based Awards

Long-term incentives in the form of RSUs and Options are intended to align the interests of our directors and executive officers with those of the Company’s Shareholders and to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value, while reducing the burden of cash compensation that would otherwise be payable by the Company.

The Share Compensation Plan is administered by the Board. In determining the number of incentive RSUs or Options to be granted to the Named Executive Officers, the Board has regard to several considerations including previous grants of RSUs and Options and the overall number of outstanding RSUs and Options relative to the number of outstanding Common Shares, as well as the degree of effort, time, responsibility, ability, experience and level of commitment of the executive officer.

Director Compensation

During the fiscal year ended June 30, 2022, the Company had no formal director compensation program. No cash compensation was paid to the directors of the Company in their capacity as directors during the financial year ended June 30, 2022. During the year ended June 30, 2022, no stock options were granted to a director.

Pension

The Company does not have any form of pension plan that provides for payments or benefits to the NEO at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

Changes Subsequent to Year-End

Except as otherwise disclosed herein, there have been no significant changes made to the Company’s compensation policies subsequent to the financial year ended June 30, 2022.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Prospectus, none of the directors and executive officers of the Company or Associates of such persons is indebted to the Company or another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

AUDIT COMMITTEE

Audit Committee Charter

The full text of the charter of the Audit Committee is attached as Schedule “B” to this Prospectus.

Composition of the Audit Committee

Pursuant to applicable laws, the Company is required to have an audit committee comprised of at least three directors, all of whom must not be officers or employees of the Company or an affiliate of the Company.

The following are the members of the Audit Committee effective on the Listing Date:

Member	Independence(1)	Financially Literacy
Paul Pasalic	Independent	Yes
Paul Sparkes	Independent	Yes
Olen Aasen	Not Independent	Yes

Note:

(1)	Within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”).

Relevant Education and Experience

All members of the Audit Committee have a broad understanding of the accounting principles that are applied to the preparation of financial statements. All members of the Audit Committee are financially literate in accordance with NI 52-110. For details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member, see “Directors and Executive Officers”.

Mandate and Responsibilities of the Audit Committee

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company, and such other duties as directed by the Board. The Audit Committee’s purpose is to oversee the accounting and financial reporting processes of the Company, the audits of the Company’s financial statements, the qualifications of the public accounting firm engaged as the Company’s independent auditor to prepare or issue an audit report on the financial statements of the Company and internal control over financial reporting, and the performance of the Company’s internal audit function and independent auditor. The Audit Committee reviews and assesses the qualitative aspects of financial reporting to shareholders, the Company’s processes to manage business and financial risk, and compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is directly responsible for the appointment (subject to shareholder ratification), compensation, retention, and oversight of the independent auditor.

The Audit Committee meets at least twice a year. Additional meetings may occur as the Audit Committee or its chair deems advisable.

Audit Committee Oversight

At no time since July 1, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of the non-audit services provided by MSLL CPA LLP, Chartered Professional Accountants to ensure auditor independence. The following table sets out the aggregate fees billed by MSLL CPA LLP for fiscal years indicated and for each category of fees described:

Time Period	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Fiscal year ended June 30, 2022	$61,000	Nil	Nil	Nil
Fiscal year ended June 30, 2021	$60,622	Nil	Nil	Nil

Notes:

(1)	“Audit Fees” includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. On June 30, 2005, the Canadian Securities Administrators enacted National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Governance Policy provides guidelines on corporate governance practices while NI 58-101 requires Canadian reporting Companies to disclose their corporate governance practices in accordance with the disclosure items set out in Form 58-101F1 or Form 58-101F2.

The Company has reviewed its own corporate governance practices in light of the guidelines contained in the Governance Policy. Set out below is a description of the Company’s corporate governance practices as required to be disclosed by NI 58-101. As the Company is an “IPO venture issuer” it is disclosing its corporate governance practices in accordance with the disclosure items set out in Form 58-101F2.

Board of Directors

At the date of this Prospectus and the Listing Date, the Board consists of four directors, two of whom Paul Pasalic and Paul Sparkes are independent. Dr. Richard Lu is the Chief Executive Officer of the Company and therefore not independent. Mr. Olen Aasen is expected to be appointed as General Counsel of the Company and receive consulting fees and therefore is not independent.

Directors are expected to attend Board meetings and meetings of committees on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

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The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the relevant company, provide leadership and direction to management, evaluate management, set policies appropriate for the business of the Company and approve corporate strategies and goals.

The day-to-day management of the business and affairs of the Company is delegated by the Board to the senior officers of the Company. The Board will give direction and guidance through the President to management and will keep management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. To facilitate open and candid discussion among its independent directors, such directors are encouraged to communicate with each other directly to discuss ongoing issues pertaining to the Company.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Name of Director, Officer or Promoter	Name of Reporting Issuer
Richard Lu	dynaCERT Inc. Alkaline Fuel Cell Power Corp

Olen Aasen	Draganfly Inc. The Good Flour Corp.

Paul Pasalic	None

Paul Sparkes	The Good Flour Corp. Antler Gold Inc. Denarius Silver Corp.

Orientation and Continuing Education

New directors will participate in a formal orientation program regarding the role of the Board, the Audit Committee, and its directors, and the nature and operations of the Company’s business. Members of the Board will be encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments.

Ethical Business Conduct

The Company intends to adopt a written Code of Business Conduct and Ethics for the Company’s directors, officers and employees after the closing of the Offering. Written copies of the Code will be available from the Company upon request. The Board will monitor compliance with the Code by receiving reports from management as to any actual or alleged violations, as appropriate. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Company will be required to disclose that interest to the Board and abstain from voting on approval of such transactions as appropriate.

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Nomination of Directors

The Board as a whole is responsible for the annual (or as required) identification and recruitment of individuals qualified to become new Board members and for recommending to the Board of Directors, new director nominees for the Company’s annual general meetings of shareholders. A set of formal directors’ nomination guidelines has not yet been adopted for the identification of new candidates for Board positions. However, the Company intends to establish guidelines to include the specific qualifications required of a potential candidate. The Board is responsible for reviewing a potential candidate’s qualifications, interviewing the potential candidate and evaluating the potential candidate’s suitability for Board membership. An invitation to join the Board is made only where Board consensus regarding the proposed candidate is obtained.

Compensation

Further details about the Company’s compensation practices are disclosed in the Company’s Statement of Executive Compensation for the year ended June 30, 2022 which is disclose under “Statement of Executive Compensation”.

Other Board Committees

The Company does not have any standing committees other than the Audit Committee.

Assessments

The Board will monitor the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. On an ongoing annual basis, the Board will assess the performance of the Board as a whole, each of the individual directors and each committee of the Board in order to satisfy itself that each is functioning effectively.

Insider Trading Policy

The Company has established a Confidentiality and Disclosure Policy which is attached as Schedule “C” to this Prospectus and an Insider Trading and Reporting Policy which is attached as Schedule “D” to this Prospectus. The Insider Trading and Reporting Policy provided for trading black-out periods. Currently a trading black-out will be imposed beginning thirty (30) days prior to the scheduled release of financial results for a fiscal quarter or a fiscal year until the second trading day after the financial results have been disclosed by the Company. Trading black-out periods may also be prescribed from time to time as a result of special circumstances relating to the Company.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has appointed the Agent to act as its agent to offer for sale to the public, on a “commercially reasonable best efforts” basis, the Offered Shares at the Offering Price for aggregate gross proceeds of up to $5,250,000 as provided in this Prospectus if, as and when issued by the Company and accepted by the Agent in accordance with the terms of the Agency Agreement, subject to compliance with all necessary legal requirements and to the conditions of the Agency Agreement. The Company has also granted the Agent the Over-Allotment Option, exercisable, in whole or in part, at the sole discretion of the Agent, at any time up to 48 hours prior to the Closing Date, to arrange for the sale of up to 1,050,000 Additional Shares, at the Offering Price per Additional Share to cover the Agent’s over-allocation position, if any.

Prior to the Offering, there was no public market for the Common Shares. The Offering Price was determined by arm’s length negotiation between the Company and the Agent, and bears no relationship to earnings, book value or other valuation criteria.

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The Company’s directors, officers, employees and other investors who have an existing relationship with the Company may purchase Offered Shares pursuant to the Offering.

The Agent may form a selling group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agent out of its fees. The obligation to pay the sub-agency fee is an obligation of the Agent and the Company is not responsible for ensuring that any dealer receives this payment from the Agent.

The obligations of the Agent under the Agency Agreement are conditional and may be terminated in their sole discretion on the basis of their assessments of the state of the financial markets, their satisfaction with the results of their due diligence investigations and in certain other stated circumstances. While the Agent has agreed to use their “commercially reasonable efforts” to sell the Offered Shares, the Agent is not obligated to purchase any Offered Shares not sold.

Under applicable securities laws in Canada, certain persons and individuals, including the Company, and the Agent, have statutory liability for any misrepresentation in this Prospectus, subject to available defences. Under the Agency Agreement, the Company has agreed to indemnify and save harmless the Agent, its affiliates, directors, officers, employees, agents and shareholders against certain liabilities, including civil liabilities under the Canadian provincial securities legislation, and to contribute to any payments the Agent may be required to make in respect thereof.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Agent reserve the right to close the subscription books at any time without notice. All subscription funds received by the Agent will be held in trust, pending the closing of the Offering. If the Offering has not closed on or before 90 days from the issuance of a receipt for the final prospectus, or if a receipt has been issued for an amendment to the final prospectus, within 90 days of the issuance of such receipt and in any event within 180 days from the date of receipt of the final prospectus, the Offering will be discontinued and all subscription monies will be returned to purchasers by the Agent without interest or deduction.

There is currently no market through which the Offered Shares may be sold. This may affect the pricing of the Offered Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Offered Shares and the extent of issuer regulation. See “Risk Factors”. The CSE has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the CSE on or before August 2, 2023.

In connection with the Offering, the Agent or certain securities dealers may distribute the Prospectus electronically.

On Closing, assuming the maximum Offering and no exercise of the Over-Allotment Option, the Company expects to have a total of 25,500,000 Common Shares issued and outstanding on a non-diluted basis and, if the Over-Allotment Option is exercised in full, a total of 26,550,000 Common Shares issued and outstanding on a non-diluted basis.

The Offering is being made in Alberta, British Columbia and Ontario. The Offered Shares will be offered in Alberta, British Columbia and Ontario through the Agent or its affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Agent. Subject to applicable law, the Agent may offer the Offered Shares outside of Canada.

As at the date of the prospectus, the Company does not have any of its securities listed or quoted, has not applied to list or quote any of its securities, and does not intend to apply to list or quote any of its securities, on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., a U.S. marketplace, or a marketplace outside of Canada and the United States of America (other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc).

Certificates

Other than pursuant to certain exceptions, it is expected that one or more global certificates for the Offered Shares distributed by this Prospectus will be issued in registered and definitive form to CDS and will be deposited with CDS on the Closing Date. Purchasers of the Offered Shares will receive only a customer confirmation from the registered dealer from or through whom the Offered Shares are purchased.

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Commissions and Expenses

The Company has agreed to pay the Agent’s Fee equal to 6.0% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option, if any). The Company has also agreed to pay to the Agent the Corporate Finance Fee of $35,000.00, plus applicable taxes, payable in cash, of which $20,000.00 has been prepaid. As additional compensation, the Company has agreed to grant to the Agent Broker Warrants that will entitle the Agent to purchase that number of Broker Warrant Shares equal to 6.0% of the total number of Offered Shares sold under the Offering (including in respect of any exercise of the Over-Allotment Option), at the Offering Price per Broker Warrant, for a period of 36 months following the Closing Date. This Prospectus qualifies the distribution of the Broker Warrants.

RISK FACTORS

Investing in the Company involves significant risks. An investor should carefully consider the risks described below. The risks and uncertainties described below are those that the Company currently believes to be material, but they are not the only ones that the Company faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that the Company currently consider not to be material, actually occur or become material risks, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected. In that event, the market price of the Company could decline and an investor could lose part or all of such investor’s investment.

Risks Related to Our Company and Our Industry

The Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings.

Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers and solar system installers, may be adversely affected.

The solar power market is still at a relatively early stage of development, and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our largest end markets, including the U.S, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

●	the cost-effectiveness, performance and reliability of solar power products and services compared to conventional and other renewable energy sources and products and services;

●	the availability of government incentives to support the development of the solar power industry;

●	the availability and cost of capital, including long-term debt and tax equity, for solar projects;

●	the success of other alternative energy technologies, such as wind power, hydroelectric power, clean hydrogen, geothermal power and biomass fuel;

●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;

●	capital expenditures by end users of solar power products and services, which tend to decrease when the economy slows; and

●	the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

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If solar power technology is not suitable for widespread adoption or if sufficient demand for solar products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for us and our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations.

Most solar projects require financing for development and construction with a mixture of equity and third-party funding. The cost of capital affects both the demand and price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar projects.

Furthermore, solar projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for services they have agreed to purchase and we may be unable to develop our own solar power projects. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion plans and materially and adversely affect our results of operations. The cash flow of a solar power project may be derived from government-funded or government-backed Feed-In Tariffs (“FITs”). Consequently, the availability and cost of funding solar projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located.

In light of the uncertainty in the global credit and lending environment, we cannot make assurances that financial institutions will continue to offer funding to solar project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power systems and potentially reduce the demand for solar projects, which may materially and adversely affect our business, results of operations, financial condition and prospects.

Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties.

Historically, our provision of solar power project development services have accounted for the majority of our net revenues. While we plan to continue to monetize our current portfolio of solar projects in operation, we also intend to grow our energy business by developing and selling or operating more solar projects, including those that we develop and those that we acquire from third parties. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar project pipeline. The risks and uncertainties associated with our energy business, and our ability to expand our solar project pipeline, include:

●	the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner;

●	the need to raise significant additional funds to develop greenfield or purchase late stage solar projects, which we may be unable to obtain on commercially reasonable terms or at all;

●	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including construction and procurement price inflation, delays in regulatory approvals, grid connection, supply chain of our suppliers or availability of components, construction and installation, and customer acceptance testing;

●	delays or denial of required regulatory approvals by relevant government authorities, as a result of, among others, poor management of permitting process, including lack or resources and opaqueness of administrative measures;

●	diversion of significant management attention and other resources; and

●	failure to execute our project pipeline expansion plan effectively.

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If we are unable to successfully expand our energy business, and, in particular, our solar project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows.

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference, Feed-in Premium and other incentives. These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives. However, governments in some of our largest markets, including the United States, have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States, continue to provide incentives and policy support schemes for investments in solar power that will directly benefit the solar industry. We believe that the near-term growth of the market partially depends on the availability and size of such government incentives.

While solar projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar power, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact the value of solar projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar products and services is influenced by macroeconomic factors, such as global economic conditions (e.g. interest rates, foreign exchange rates and inflation), demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, clean and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other incentives designed to benefit the solar industry. A decrease in solar power tariffs or wholesale electricity in many markets placed downward pressure on the price of solar power in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power products and services weakens as a result, our business and results of operations may be adversely affected.

Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

The development and construction of solar projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible; we may also need to engage and rely on third parties including, but not limited to, contractors and consultants. Success in developing a particular project is contingent upon, among other things:

●	securing land rights and related permits, including satisfactory environmental assessments;

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●	receipt of required land use and construction permits and approvals;

●	receipt of rights to interconnect to the electric grid;

●	availability of transmission capacity, potential upgrade costs to the transmission grid and other system constraints;

●	payment of interconnection and other deposits (some of which are non-refundable);

●	negotiation of satisfactory EPC agreements;

●	obtaining construction financing, including debt, equity and tax credits; and

●	timely and satisfactory execution and performance by the third parties that we engage.

In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

●	changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs;

●	delays in obtaining and maintaining required governmental permits and approvals;

●	potential challenges from local residents, environmental organizations, and others who may not support the project;

●	unforeseen engineering problems; subsurface land conditions; construction delays; cost over-runs; labor, equipment and materials supply shortages or disruptions (including labor strikes);

●	failure to enter into PPAs on terms favorable to us, or at all;

●	additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with applicable U.S. or local laws and customs; and

●	force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

If we are unable to complete the development of a solar project or we fail to meet any agreed upon system level capacity or energy output guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, the EPC, the PPA or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power projects. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our solar power and battery storage systems. Shortages of components (which may be attributable to the shortage of raw materials or components) or skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or our results of operations may be adversely affected.

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Developing and operating solar projects exposes us to various risks.

The development of solar projects can take many months or years to complete and may be delayed for reasons beyond our control. It often requires us to make significant up-front payments for, among other things, land rights, interconnection work and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

Developing solar projects requires significant management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us.

Our energy business also includes operating solar projects and selling electricity to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar or power, technological advancements and the failure of our power generation facilities.

We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration and other clauses, all of which could materially and adversely affect our energy business, financial condition, results of operations and cash flows.

We may not be able to enter into PPAs for our future solar projects due to intense competition, increased supply of electricity from other sources, reduction in wholesale electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of power plants. We may experience delays in entering into PPAs for some of our solar projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to finance project construction and to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, or could be exposed to more uncertain merchant or wholesale electricity pricing, which could materially and adversely affect our financial condition, results of operations and cash flows.

Substantially all of the electric power generated by our solar projects is expected to be sold under long-term PPAs with public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users. Despite possible future alternatives, we expect a substantial number of our future projects to also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

PPAs may be subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Additionally, certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that the related PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods.

We are subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where we do business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

We are subject to a variety of laws and regulations in the markets where we do business, some of which may conflict with each other and all of which are subject to change. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. We also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

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In the countries where we do business, the market for solar power, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power and battery storage technology, which could result in a significant reduction in the potential demand for our solar power services, solar projects and solar electricity.

We expect that our solar power products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to solar power products may result in significant additional expenses to us and our customers, which could cause a significant reduction in demand for our solar power and battery storage products.

In our energy business, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of organized merchant or wholesale electricity markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

Regulatory changes in a jurisdiction where we are developing a solar project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We also face regulatory risks imposed by various transmission providers and operators, including regional transmission operators and independent system operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are also subject to the Canadian Corruption of Foreign Public Officials Act (CFPOA), U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business in countries in which we conduct activities. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities in the course of our business (for example, to obtain approvals, permits and licenses from applicable government authorities and to sell power to government-owned entities). We would face significant liabilities if we failed to comply with these laws and we could be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we did not authorize such activities. Any violation of the CFPOA, FCPA or other applicable anticorruption laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

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Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

In our energy business, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, capital, financing, technical support and management of solar projects, in any particular markets or in general. As the solar power and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

An anti-circumvention investigation could adversely affect us.

On August 16, 2021, a group of anonymous entities calling itself the American Solar Manufacturers Against Chinese Circumvention (“A-SMACC”) requested that the U.S. Department of Commerce (“USDOC”) initiate an anti-circumvention inquiry regarding crystalline silicon photovoltaic (“CSPV”) products from Malaysia, Thailand, and Vietnam. A-SMACC alleged that certain CSPV products from Malaysia, Thailand, and Vietnam containing Chinese-origin components were circumventing the Solar 1 antidumping (“AD”) and countervailing duty (“CVD”) orders (i.e., CSPV solar cells manufactured in China). On November 10, 2021, the USDOC rejected A-SMACC’s request and declined to initiate an anti-circumvention inquiry.

On February 8, 2022, U.S. module producer Auxin Solar Inc. (“Auxin”) filed with the USDOC separate circumvention petitions on CSPV products from Cambodia, Malaysia, Thailand, and Vietnam. Canadian Solar entered these proceedings with respect to Thailand and Vietnam and requested that the USDOC reject Auxin’s petition. On April 1, 2022, the USDOC initiated anti-circumvention inquiries on a country-wide basis with respect to all four countries.

U.S. law provides that the USDOC may find that circumvention exists when (among other things) merchandise subject to an AD/CVD order is completed or assembled in third countries with the end result of AD/CVD duty avoidance. Specifically, with respect to the existing Solar 1 China AD/CVD orders, the USDOC may find that (i) certain CSPV cells and/or modules produced in Thailand and Vietnam fall within the scope of the AD/CVD orders; and (ii) the collection of AD and/or CVD deposits is appropriate to prevent evasion of AD/CVD duties. The USDOC’s investigation will examine, inter alia, whether (i) the production process in Thailand and Vietnam is “minor or insignificant”; and (ii) the value of the merchandise produced in China is a significant portion of the value of the product exported to the United States. With respect to affirmative finding by the USDOC, imports of CSPV from Malaysia, Thailand and Vietnam would essentially be treated as if they were of Chinese origin and subject to potentially very high AD/CVD deposit rates. This in turn would significantly increase the cost of CSPV products that are required for our solar projects and risk significant harm to our financial condition and operations.

More recently, on June 6, 2022 the U.S. Federal Government declared a 24-month tariff moratorium on solar panels manufactured in Cambodia, Malaysia, Thailand, and Vietnam, by way of executive action by President Joe Biden. It remains possible that companies may be subject to tariffs after the 24-month period ends; however, the moratorium reportedly will exempt U.S. companies from any retroactive tariffs.

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

●	the timing of completion of construction of solar projects;

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●	the timing and pricing of our services;

●	the availability and cost of solar cells and wafers from our suppliers;

●	the availability and cost of raw materials;

●	changes in government incentive programs and regulations, particularly in our key and target markets;

●	the availability and cost of external financing for solar power applications;

●	acquisition, investment and offering costs;

●	geopolitical turmoil and natural disasters within any of the countries in which we operate;

●	foreign currency fluctuations, particularly in United States and Canadian dollars;

●	our ability to establish and expand customer relationships;

●	fluctuations in electricity rates due to changes in fossil fuel prices or other factors;

●	allowances for credit losses;

●	impairment of property, plant and equipment;

●	impairment of project assets;

●	share-based compensation expenses on performance-based share awards under our share incentive plan;

●	income taxes; and

●	construction progress of solar projects and related revenue recognition.

We base our planned operating expenses in part on our expectations of future revenues. A significant portion of our expenses will be fixed in the short-term. If our revenues for a particular quarter are lower than we expect, we may not be able to reduce our operating expenses proportionately, which would harm our operating results for the quarter. As a result, our results of operations may fluctuate from quarter to quarter and our interim and annual financial results may differ from our historical performance.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

Fluctuations in exchange rates, particularly between the U.S. dollars and Canadian dollars may result in foreign exchange gains or losses. Volatility in foreign exchange rates will hamper, to some extent, our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. As a result, fluctuations in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations.

A change in our effective tax rate can have a significant adverse impact on our business.

A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in GAAP; and expiration of or the inability to renew tax rulings or tax holiday incentives. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development.

We anticipate that our operating and capital expenditures requirements may increase. To develop new projects, support future growth, achieve operating efficiencies and maintain service standard quality, we may need to make significant capital investments in facilities and capital equipment. We also anticipate that our operating costs may increase as we hire additional personnel, increase our sales and marketing efforts and invest in joint ventures and acquisitions.

Our operations are capital intensive. We cannot guarantee that we will continue to be able to extend existing or obtain new financing on commercially reasonable terms or at all. Also, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for financing activities by solar power companies, including, but not limited to interest rates; and
●	economic, political and other conditions in the U.S. and elsewhere.

If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

Construction of our solar projects may require us to obtain financing for our projects, including through project financing, green bond financing or others. If we are unable to obtain financing, or if financing is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar projects, or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

We may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

In the ordinary course of developing solar projects, we may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations. In the future, we may from time to time incur substantial additional indebtedness and contingent liabilities and this could have important consequences to us and our shareholders. For example, it could:

●	limit our ability to satisfy our debt obligations;
●	increase our vulnerability to adverse general economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;
●	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;
●	place us at a competitive disadvantage compared with our competitors that have less debt;
●	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; and
●	increase the cost of additional financing.

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Our ability to generate sufficient cash to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow from operations to support the repayment of our indebtedness. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all. In addition, certain of our financing arrangements may impose operating and financial restrictions on our business, which may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business. Any of these factors could materially and adversely affect our ability to satisfy our debt obligations.

Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business and results of operations.

We depend mainly on third-party suppliers for raw materials and components, and we also procure certain equipment overseas. Our suppliers may not always be able to meet quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price products and projects competitively. Additionally, they may experience manufacturing delays and increased manufacturing cost that could increase the lead time for deliveries or impose price increases.

The failure of a supplier, for whatever reason, to supply the materials, essential components and equipment that meet quality, quantity and cost requirements in a timely manner could impair our ability to develop projects, increase costs, hinder compliance with supply agreements’ terms and may result, ultimately, in cancellation of projects and potential liability for us. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms and at prices that are profitable. Supply may be interrupted by government mandates, accidents, disasters or other unforeseen events beyond our control.

Inflation in many countries and regions, especially in those where we operate, may adversely affect our business and our profitability.

As of June 30, 2022, we have facilities and offices in Canada and the United States. We also acquire materials for solar power projects from overseas countries. As such, we are exposed to the inflation risks therein. Recently, on a global basis, countries are experiencing high inflation rates. Inflation could increase the costs of our supplies and labour costs. We may not be able to adjust the pricing of our PPAs or services sufficiently or take appropriate pricing actions to fully offset the effects of inflation on our cost structures, thus we may fail to maintain current levels of gross profit and operating, selling and distribution, general and administrative expenses and maintenance costs as a percentage of total net revenues. As such, rising inflation rates may negatively impact our profitability. In addition, a high inflation environment would also have negative effects on the level of economic activity, employment and adversely affect our business, results of operations and financial conditions. For example, an increase in the inflation rates may result in an increase in market interest rates, which may require us to pay higher interest rates on debt securities that we issue in the financial market from time to time to finance our operations and increase our interest expenses.

We may be subject to unexpected warranty expenses that may not be adequately covered by our insurance policies.

For solar projects built by us, we also provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

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As part of our energy business, before commissioning solar projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price. Potential warranty claims may exceed the scope or amount of coverage under our insurance and, if they do, they could materially and adversely affect our business.

If we are unable to attract, train, retain, and successfully integrate key personnel into our management team, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train, and retain management, operations, sales, and technical personnel, including personnel in foreign jurisdictions. Recruiting and retaining capable personnel, particularly those with expertise in the solar industry across a variety of technologies, are vital to our success. We are also dependent on the services of our executive officers and other members of our senior management team. The loss of one or more of these key associates or any other member of our senior management team could have a material adverse effect on our business. We may not be able to retain or replace these key associates and may not have adequate succession plans in place. Several of our current key associates, including our executive officers, are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the associates to terminate their employment with us upon little or no notice.

There are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes us and our utility scale solar projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our solar power plants should this become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues to us from our PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under the PPAs, our revenues and our decisions regarding development of additional projects in the energy business may be adversely affected.

Historically, a limited number of customers have accounted for a substantial portion of our revenue.

We derive a significant portion of our revenue from a limited number of existing customers. Our top customer accounted for 88% of our revenue for the fiscal year ended June 30, 2022. It is not possible for us to predict the future level of demand from our largest customer. If our largest customer elects to not do future business with us, or decrease of our services, or if our largest customer otherwise seeks to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations would be adversely affected.

In addition, the Company has $6,486,838 in accounts receivable outstanding from the SFT Group for development services performed for their solar contracts from December 2017 to July 2018. The Government of Ontario cancelled said solar contracts in July 2018 ceasing all development work. The accounts receivable balance is not yet recognized. There is a risk that this receivable may not be paid in 2023 or at all.

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Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of our business operations.

We are required to comply with all national and local environmental regulations. Our business generates noise, wastewater, gaseous wastes and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as our business has expanded. We believe that we substantially comply with all relevant environmental laws and regulations and have all necessary and material environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

Our solar power projects must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to comply with such regulations. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected. Any failure by us to control our use or to restrict adequately the discharge, of hazardous substances could subject us to potentially significant monetary damages, fines or suspensions of our business operations.

Corporate responsibility, specifically related to Environmental, Social and Governance (“ESG”) matters and unsuccessful management of such matters may adversely impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks, including increased risk of investigation and litigation, and negative impacts on the value of our products and access to capital, which may put us at a commercial disadvantage relative to our peers.

Furthermore, various jurisdictions in which we do business have implemented, or in the future could implement or amend, restrictions on emissions of carbon dioxide or other greenhouse gases, limitations or restrictions on water use, regulations on energy management and waste management, and other climate change-based rules and regulations, which may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations may adversely affect our business and results of operations.

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (COVID-19) or other local health epidemics in jurisdictions where we operate and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments, in jurisdictions where we operate, could have a material adverse effect on our business operations.

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The COVID-19 pandemic has continued to pose significant challenges to many aspects of our business, including our operations, customers, suppliers and projects. The extent to which the COVID-19 has and may persist to impact our ability to effectively operate continues to be highly uncertain. The outbreak continues to evolve, and the impact that COVID-19, or new variants of COVID-19, will ultimately have on our result of operations, financial condition, liquidity and cash flows cannot be estimated and is impossible to predict. We will continue to monitor and adhere to the policies, lockdowns, restrictions, and preventive measures implemented by the various government authorities, as well as general movement restrictions, social distancing and other measures imposed to slow the spread of COVID-19.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims, project construction or business interruptions.

Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruption. Although we currently carry third-party liability insurance against property damage, the policies for this insurance are limited in scope and may not cover all claims relating to personal injury, property or environmental damage arising from incidents on our properties or relating to our operations. Any occurrence of these or other incidents which are not insured under our existing insurance policies could have a material adverse effect on our business, financial condition or results of operations.

For projects we construct, we are exposed to risks associated with the design and construction that can create additional liabilities to our operations. We manage these risks by including contingencies to our construction costs, ensuring the appropriate insurance coverages are in place such as professional indemnity and construction all risk as well as obtaining indemnifications from our contractors where possible. However, there is no guarantee that these risk management strategies will always be successful.

Information Technology Systems and Data Security Breaches.

The Company’s operations depend, in part, on how well it and its third party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has negative cash flow for the period ended June 30, 2022

The Company had negative cash flow for the period ended June 30, 2022. To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company. The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management.

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The Company does not anticipate paying cash dividends.

The Company’s current policy is to retain earnings to finance the development of its solar power projects and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Company’s shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by the Company’s board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company pays dividends, which the Company might never do, Common Shareholders will not be able to receive a return on their Common Shares unless they sell them.

Litigation.

From time to time, we have been and may be subject to disputes and litigation, with and without merit, that may be costly and which may divert the attention of our management and our resources in general, whether or not any dispute actually proceeds to litigation. The results of complex legal proceedings are difficult to predict. Moreover, complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. Even if we are able to estimate losses related to these actions, the ultimate amount of loss may be materially higher than our estimates. Any resolution of litigation, or threatened litigation, could involve the payment of damages or expenses by us, which may be significant or involve an agreement with terms that restrict the operation of our business. Even if any future lawsuits are not resolved against us, the costs of defending such lawsuits may be significant. These costs may exceed the dollar limits of our insurance policies or may not be covered at all by our insurance policies.

Risks Associated With the Offering and Common Shares

Uncertainty and Discretion in the Use of Proceeds.

Although the Company has set out its intended use of proceeds from this Offering, these intended uses are estimates only and subject to change. While management does not contemplate any material variation, management does retain broad discretion in the application of such proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business, including the Company’s ability to achieve its stated business objectives.

No Market for Common Shares Currently Exists.

The CSE has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the CSE on or before August 2, 2023. Listing will be subject to the Company fulfilling all of the requirements of the CSE. While the Company will use its reasonable efforts to list the Common Shares on the CSE, there is no assurance that such listing will be obtained. There is currently no market through which the Common Shares may be sold and no market may develop for the Common Shares and purchasers may not be able to resell such Common Shares purchased under this Prospectus. This may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares, and the extent of issuer regulation.

The Company may be subject to additional regulatory burden resulting from its public listing on the CSE.

The Company has not been subject to the continuous and timely disclosure requirements of Canadian securities laws or other rules, regulations and policies of the CSE. The Company is working with its legal, accounting and financial advisors to identify those areas in which changes should be made to the Company’s financial management control systems to manage its obligations as a public company listed on the CSE. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. The Company has made, and will continue to make, changes in these and other areas, including the Company’s internal controls over financial reporting. However, the Company cannot assure holders of Company’s shares that these and other measures that the Company might take will be sufficient to allow us to satisfy the Company’s obligations as a public company listed on the CSE on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the CSE will create additional costs for the Company and will require the time and attention of management. The Company cannot predict the amount of the additional costs that the Company might incur, the timing of such costs or the impact that management’s attention to these matters will have on the Company’s business.

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The Company cannot assure you that a market will continue to develop or exist for the Common Shares or what the market price of the Common Shares will be.

The Company cannot assure that a market will continue to develop or be sustained once the Company’s Common Shares are listed on the CSE. If a market does not continue to develop or is not sustained, it may be difficult for investors to sell the Common Shares at an attractive price or at all. The Company cannot predict the prices at which the Common Shares will trade.

The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.

The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
●	addition or departure of the Company’s executive officers and other key personnel;
●	release or expiration of lock-up or other transfer restrictions on outstanding Common Shares;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or the Company’s competitors;
●	operating and share price performance of other companies that investors deem comparable to us; fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates;
●	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies;
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and
●	regulatory changes in the industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely affected and the trading price of the Common Shares might be materially adversely affected.

The intentions of the existing shareholders regarding their long-term economic ownership are subject to change. Factors that could cause the existing shareholders’ current intentions to change include changes in each of their personal circumstances, our succession planning or changes in our management, changes in tax laws, market conditions and our financial performance.

Further, we cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares. See “The Company may need to raise additional capital in the future”.

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The Company may need to raise additional capital in the future.

The Company’s capital needs in the future will depend upon factors such as its growth strategy and the success of its solar power projects. None of these factors can be predicted with certainty. The Company may need additional debt or equity financing in the future. The Company cannot assure investors that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to the Company. If the Company raises additional funds by selling securities, the ownership of existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on the Company’s business, results of operations and financial condition.

Failure to raise capital in a timely manner will constrain the Company’s growth.

The Company’s growth depends on developing solar power projects, which requires capital. If the Company experiences difficulty or delays in raising the funds it needs, it will delay its ability to develop solar power projects. Additional future delays in obtaining funding may be caused by a combination of factors. Future delays in obtaining funding in a timely manner will constrain or prevent the Company’s growth.

The Company may be unable to support existing or new business if it does not raise sufficient funds.

Unless the Company can obtain adequate financing from the sale of its securities, the Company will not have sufficient funds and may be unable to support existing operations, expand operations, or operate its expanded operations, and it will be unable to carry out its business plans. Without adequate financing the Company may be unable to carry on its business. There is no assurance that the Company will raise adequate funds in future financings.

Dilution.

The offering price of Common Shares may significantly exceed the net tangible book value per share of the Common Shares. Accordingly, a purchaser of Common Shares may incur immediate and substantial dilution of his, her or its investment. If outstanding RSUs, options and warrants to purchase Common Shares are exercised or securities convertible into Common Shares are converted, additional dilution will occur. The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s RSUs, Options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the CSE may decrease due to the additional amount of Common Shares available in the market.

Impact of securities or industry analysts’ reports.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence covering us, the trading price for our Common Shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavourable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

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Risks related to the book-based system

Unless and until certificated Common Shares are issued in exchange for book-entry interests in the Common Shares, owners of the book-entry interests will not be considered owners or holders of Common Shares. Instead, the depository or its nominee will be the sole holder of the Common Shares. Unlike holders of the Common Shares themselves, owners of book-based interests will not have the direct right to act upon the Company’s solicitations or requests or other actions from holders of the Common Shares. Instead, holders of beneficial interests in the Common Shares will be permitted to act only to the extent such holders have received appropriate proxies to do so from CDS or, if applicable, a CDS participant. There is no assurance that procedures implemented for the granting of such proxies will be sufficient to enable holders of beneficial interests in the Common Shares to vote on any requested actions on a timely basis.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and MLT Aikins LLP, counsel to the Agent, based on the current provisions of the Tax Act in force on the date hereof, the Offered Shares would each be a “qualified investment” for a trust governed by a “registered retirement savings plan” (“RRSP”), “registered retirement income fund” (“RRIF”), “tax-free savings account” (“TFSA”), “registered education savings plan” (“RESP”), “registered disability savings plan” (“RDSP”) and “deferred profit sharing plan”, as those terms are defined in the Tax Act (collectively, the “Plans”) if and provided that the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the CSE) at the relevant time or the Company qualifies as a “public corporation” other than a “mortgage investment corporation” for the purposes of the Tax Act. However, the Company is not currently a “public corporation” and the Offered Shares are not currently listed on a “designated stock exchange”, and the timing of such a listing, if any, cannot be guaranteed.

The CRA’s published policy is that in order for a security to qualify for this purpose, the listing must be full and unconditional, and that a mere approval or conditional approval is insufficient. It is our understanding that the Company has applied to list the Offered Shares on the CSE as of a time that is shortly before the Closing of the Offering. However, listing will be subject to the Company fulfilling all of the requirements of the CSE. In addition, there can be no guarantee that CSE approval of a listing (if at all) as of a time that is shortly before the Closing of the Offering would be granted or would be in a form that is, or is acceptable to the CRA as, a full and unconditional listing. No legal opinion or advance tax ruling has been sought or obtained in respect of the listing application or the status of the Offered Shares as listed on a designated stock exchange as of any particular time. If the Offered Shares are not appropriately listed on the CSE at the time of their issuance (and the Company is not otherwise a “public corporation” other than a “mortgage investment corporation” at that time for purposes of the Tax Act), the Offered Shares will not be qualified investments for the Plans at that time. In general terms, adverse consequences under the Tax Act, not discussed in this summary, apply to a Plan and/or its annuitant, subscriber or holder (as the case may be) where a Plan acquires or holds a non-qualified investment.

Notwithstanding that the Offered Shares may become a qualified investment for a TFSA, RDSP, RESP, RRSP or RRIF, the holder, subscriber or annuitant of such Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act if such Offered Shares are a “prohibited investment” for the TFSA, RDSP, RESP, RRSP or RRIF for purposes of the Tax Act. An Offered Share will generally be a “prohibited investment” for a TFSA, RDSP, RESP, RRSP or RRIF if the holder, subscriber or annuitant, as the case may be, does not deal at arm’s length with the Company for the purposes of the Tax Act or has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. However, the Offered Shares will not be prohibited investments if such Offered Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for a TFSA, RDSP, RESP, RRSP or RRIF, as the case may be.

Investors who are considering holding Offered Shares within a Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and MLT Aikins LLP, counsel to the Agent, the following is, as at the date of this Prospectus, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Agent, (ii) is not affiliated (as defined in the Tax Act) with the Company or the Agent, and (iii) acquires and holds the Offered Shares as capital property. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Generally, the Offered Shares will be considered as capital property of a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iv) that has made a functional currency reporting election under the Tax Act; (v) that is exempt from tax under Part I of the Tax Act; (vi) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (vii) that is a partnership; (viii) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (ix) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” (as those terms are defined in the Tax Act) with respect to an Offered Share. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the ”foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. All investors, including Holders, should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Offered Shares might not otherwise constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act) held by such persons, in the taxation year of the election and each subsequent taxation year, to be capital property. Resident Holders should consult their own tax advisors regarding this election.

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Dividends

Dividends received or deemed to be received on the Offered Shares, if any, will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from a “taxable Canadian corporation” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of “eligible dividends”, if any, so designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be restrictions on the Company’s ability to designate any dividends as “eligible dividends”, and the Company has made no commitments in this regard.

Dividends received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income, but such dividends will generally be deductible in computing the corporation’s taxable income for that taxation year. A Resident Holder that is a “private corporation” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Company in a transaction that is not a sale in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or are less) than the aggregate adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of an Offered Share to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of an Offered Share with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include taxable capital gains. Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of aggregate investment income to ”substantive CCPCs” as defined in the Tax Proposals. Resident Holders should consult their own tax advisors with regard to this additional tax and refund mechanism.

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Minimum Tax

Capital gains realized (or deemed to be realized), and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Holders Not Resident in Canada

The following section of this summary is applicable to Holders who, for the purposes of the Tax Act, and at all relevant times (i) are not, and will not be deemed to be, resident in Canada at any time while they hold the Offered Shares, and (ii) do not use or hold, and are not deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), for example, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder that is the beneficial owner of the dividend, who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes or is deemed to constitute “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

If and provided that the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the CSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60 month period ending at the time of the disposition, the following two conditions are simultaneously met: (i) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option in respect of, an interest in or for civil law a right in or to such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Holders Resident in Canada – Dispositions of Offered Shares”.

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Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

PROMOTERS

Except for Dr. Richard Lu, the Chief Executive Officer of the Company, no person or company has, within the two years immediately preceding the date of this Prospectus, been a promoter of the Company, within the meaning of applicable securities laws.

Other than as disclosed in this section or elsewhere in this Prospectus, no person who was a Promoter of the Company within the last two years:

●	received anything of value directly or indirectly from the Company or a subsidiary;

●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

LEGAL PROCEEDINGS

Except as disclosed below, there are no legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

First legal claim for the improper termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ, 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. The Company expects statements of defence to be served following the determination of some preliminary motions.

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Second legal claim for the improper termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Second Claim Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Second Claim Defendants”). The Second Claim Plaintiffs seek damages from the Second Claim Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ, 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. The Company expects statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action.

Claim against town of Manlius, New York

In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property that is being developed by the Company. The lawsuit was filed challenging the approval of the Manlius landfill. The Company is not named in the lawsuit; however, in cooperation with the town, the Company is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. The likelihood of success in these lawsuits cannot be reasonably predicted.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no director, officer, Insider or Promoter of the Company has had any material interest, direct or indirect, in any transaction within the three years before the date of this Prospectus, or any proposed transaction, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

AUDITORS

The auditor for the Company is MSLL CPA LLP, Chartered Professional Accountants at its principal offices located at 1177 W Hastings St Suite 2110, Vancouver, British Columbia, Canada V6E 2K3. MSLL CPA LLP has confirmed that they are independent of the Company within the meaning of the “CPABC Code of Professional Conduct” of the Chartered Professional Accountants of British Columbia.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s Common Shares is Endeavor Trust Corporation at its principal offices located in Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Company or its Subsidiaries since July 1, 2021, being the beginning of the last financial year ending before the date of the Prospectus, or before July 1, 2021 but still in effect and considered to be currently material:

1.	Master Services Agreement dated February 9, 2018 between Abundant Solar Power Inc. and the State of Maryland, acting through the Maryland Department of Transportation. Pursuant to the agreement, Abundant Solar Power Inc. provides deliverables, programs, good and services for renewable energy development projects that are awarded in accordance with the terms of the agreement. The agreement has a term of thirty years commencing on February 22, 2018. However, the Maryland Department of Transportation may terminate the agreement if it shall determine such termination is in the best interest of the State of Maryland. The State will pay all reasonable costs incurred up to the date of termination, and all reasonable costs associated with termination; however, the Company will not be reimbursed for any anticipatory profits that have not been earned up to the date of termination.

2.	Engineering, Procurement, and Construction Agreement dated February 9, 2021 with Solar Troupsburg LLC as described under “General Development and Business of the Company – Three Year History – Other Development of the Business.”

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Copies of the above material contracts can be inspected at the Company’s head office during regular business hours for a period of 30 days after a final receipt is issued for this Prospectus and are also available electronically at www.sedar.com.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Prospectus will be passed upon by DLA Piper (Canada) LLP, on behalf of the Company, and by MLT Aikins LLP, on behalf of the Agent. As at the date hereof, each of: (i) the partners and associates of DLA Piper (Canada) LLP, as a group; and (ii) the partners and associates of MLT Aikins LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

INTERESTS OF EXPERTS

The following are persons or companies whose profession or business gives authority to a statement made in this Prospectus as having prepared or certified a part of that document or report described in this Prospectus:

●	DLA Piper (Canada) LLP is the Company’s counsel with respect to Canadian legal matters herein;

●	MLT Aikins LLP is the Agent’s counsel with respect to Canadian legal matters herein; and

●	MSLL CPA LLP, Chartered Professional Accountants is the external auditor of the Company.

To the knowledge of management of the Company, as of the date hereof, no expert, nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Company or of an associate or affiliate of any of them, and no such person is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate thereof.

OTHER MATERIAL FACTS

To the knowledge of management, there are no other material facts relating to the Company that are not otherwise disclosed in this Prospectus or are necessary for this Prospectus to contain full, true and plain disclosure of all material facts relating to the Company.

PURCHASERS’ STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION

Securities legislation in the provinces British Columbia, Alberta and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

FINANCIAL STATEMENTS

Attached hereto as Schedule “A” and forming a part of this Prospectus are the following financial statements:

1.	the audited financial statements of the Company for the years ended June 30, 2022 and June 30, 2021, together with the notes thereto and the auditors’ report thereon; and

2.	the unaudited interim financial statements of the Company for the three months ended September 30, 2022 together with the notes thereto.

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Schedule A - SOLARBANK FINANCIAL STATEMENTS

Consolidated Financial Statements

(Expressed in Canadian Dollars)

SOLARBANK CORPORATION
(Formerly Abundant Solar Energy Inc.)

And Independent Auditor's Report thereon

Years ended June 30, 2022 and 2021

MSLL CPA LLP

2110 - 1177 West Hastings Street
Vancouver, B.C. Canada
V6E 2K3

Tel: 604 688 5671
Fax: 604 688 8479
msllcpa.com

INDEPENDENT AUDITORS' REPORT

To the shareholders of SolarBank Corporation (formerly Abundant Solar Energy Inc.):

Opinion

We have audited the consolidated financial statements of SolarBank Corporation (formerly Abundant Solar Energy Inc.) (the "Company"), which comprise the consolidated statements of financial position as at June 30, 2022 and 2021, and the consolidated statements of income (loss) and comprehensive income (loss), the consolidated statements of changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Ying Xu, CPA, CA.

MSLL CPA LLP

Chartered Professional Accountants

Vancouver, Canada

February 10, 2023

SOLARBANK CORPORATION

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
Years ended June 30

	Notes	June 30, 2022	June 30, 2021
Assets			
Current assets:			
Cash		$ 931,977	$ 1,400,073
Restricted cash		-	44,498
Trade and other receivables	4	2,200,226	6,177,834
Prepaid expenses and deposits	5	2,060,455	2,038,546
Contract fulfilment costs	7	3,594,531	-
Inventory	8	195,920	593,784
		8,983,109	10,254,735
Non-current assets			
Property, plant and equipment	6	25,114	28,520
Right-of-use assets	10	186,314	-
		211,428	28,520
Total assets		9,194,537	$ 10,283,255
Liabilities and Shareholder's equity			
Current liabilities:			
Trade and other payables	9	$2,602,864	$ 3,126,625
Advance from customer		16,281	36,113
Current portion of long-term debt	12	111,111	18,519
Loan payables	11	567,664	1,512,560
Tax payable		19,225	36,894
Current portion of lease liability	10	48,764	-
		3,365,909	4,730,711
Non-current liabilities:			
Long-term debt	12	1,230,643	1,021,481
Deferred tax liabilities	19	3,430	121,761
Lease liability	10	153,940	-
		1,388,013	1,143,242
Total liabilities		$ 4,753,922	$ 5,873,953
Shareholders' equity:			
Share capital	14	1,000	1,000
Accumulated other comprehensive income		73,767	(145,939)
Retained earnings		4,410,565	4,598,958
Equity attributable to shareholders of the company		4,485,332	4,454,019
Non-controlling interest		(44,717)	(44,717)
Total equity		4,440,615	4,409,302
Total liabilities and shareholders' equity		$ 9,194,537	$ 10,283,255

Approved and authorized for issuance on behalf of the Board of Directors on February 10, 2023 by:

Richard Lu, CEO, and Director

See accompanying notes to these consolidated financial statements.

5

SOLARBANK CORPORATION

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)
Years ended June 30

	Notes	2022	2021
Revenue from EPC services		$ 9,791,511	$ 3,230,365
Revenue from development fees		406,108	4,116,216
		10,197,619	7,346,581
Cost of goods sold		(8,231,476)	(4,814,144)
Gross profit		1,966,143	2,532,437
Operating expense:			
Accounting and legal		(143,937)	(79,599)
Advertising and promotion		(8,390)	(3,344)
Bank charges & interest		(12,760)	(8,462)
Depreciation		(25,782)	(9,308)
Insurance		(62,751)	(35,673)
Office and miscellaneous		(123,498)	(79,983)
Rent		(82,955)	(161,704)
Repairs and maintenance		(6,936)	(18,154)
Salary and Wages		(1,774,583)	(1,937,458)
Telephone and utilities		(37,593)	(21,675)
Travel and accommodation		(47,504)	(40,250)
Total operating expenses		(2,326,689)	(2,395,610)
Other income (loss)			
Interest expense		(150,910)	(332,203)
Fair value adjustment on accounts receivable		-	(212,779)
Other income	15	204,732	300,175
Net loss before taxes		$ (306,724)	$ (107,980)
Income tax		-	(36,898)
Deferred income tax expenses		118,331	(12,189)
Net loss		$ (188,393)	$ (157,067)
Current translation adjustments, net oof tax of $nil		219,706	(42,850)
Net income and comprehensive income (loss)		**$ 31,313**	**$ (199,917)**
Net income (loss) attributable to:			
Shareholders of the company		(188,393)	(132,033)
Non-controlling interest		-	(25,034)
Net Loss		**$ (188,393)**	**$ (157,067)**
Total income (loss) and comprehensive income (loss) attributable to:			
Shareholders of the company		31,313	(174,883)
Non-controlling interest		-	(25,034)
Total income (loss) and comprehensive income (Loss)		**$ 31,313**	**$ (199,917)**
Net loss per share			
Basic		(0.01)	(0.01)
Diluted		(0.01)	(0.01)
Weighted average number of common shares outstanding			
Basic		16,000,000	16,000,000
Diluted		16,000,000	16,000,000

See accompanying notes to these consolidated financial statements

6

SOLARBANK CORPORATION

Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share Capital		Retained Earnings	Accumulated OCI	Total Shareholders' Equity	Non-Controlling Interest	Total Equity
	Number	Amount					
Balance, June 30, 2020	16,000,000	$ 1,000	$ 4,730,991	$ (103,088)	$ 4,628,903	$ (19,683)	$ 4,609,220
Net loss	-	-	(132,033)	-	(132,033)	(25,034)	(157,067)
Other comprehensive loss	-	-	-	(42,851)	(42,851)	-	(42,851)
Balance, June 30,2021	16,000,000	$ 1,000	$ 4,598,958	$ (145,939)	$ 4,454,019	$ (44,717)	$ 4,409,302
Net loss	-	-	(188,393)	-	(188,393)	-	(188,393)
Other comprehensive income	-	-	-	219,706	219,706	-	219,706
Balance, June 30,2022	16,000,000	$ 1,000	$ 4,410,565	$ 73,767	$ 4,485,332	$ (44,717)	$ 4,440,615

See accompanying notes to consolidated financial statements

SOLARBANK CORPORATION

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30

In Canadian Dollars	2022	2021
Operating activities:		
Net loss	$ (188,393)	$ (157,067)
Items not involving cash:		
Depreciation	25,782	9,308
Forgiveness of CEBA loan	-	(20,000)
Forgiveness of loan receivable	132,487	-
Interest expense	44,954	-
Fair value adjustment on accounts receivable	-	212,779
	14,830	45,020
Changes in non-cash working capital balances:		
Accounts receivable	3,848,384	(3,033,575)
Other receivable	219,227	345,107
Contract fulfilment costs	(3,594,531)	-
Inventory	455,992	(122,802)
Prepaids	42,559	(335,603)
Accounts payable and accrued liabilities	(975,020)	491,018
Other payable	432,951	49,968
Advance from customer	(17,287)	(206,237)
Income tax payable	(17,458)	-
Deferred tax liabilities	(118,331)	12,189
Changes in due to related parties	(120,104)	70,056
Cash provided by (used in) operating activities	171,212	(2,684,859)
Investing activities:		
Acquisition of property, plant and equipment	(10,970)	(3,194)
Cash used in investing activities	(10,970)	(3,194)
Financing activities:		
Cash released from (used to) secure line of credit	45,409	(44,498)
Net proceeds from long-term debts	316,450	1,020,000
Repayment of long-term debts	(58,488)	-
Net proceeds from short-term loans	-	3,495,867
Repayment of short-term loans	(982,642)	(2,147,436)
Cash provided by (used in) financing activities	(679,271)	2,323,933
Effect of changes in exchange rates on cash	50,933	61,996
Increase (decrease) in cash	(468,096)	(302,124)
Cash and cash equivalents, beginning	1,400,073	1,702,197
Cash and cash equivalents, ending	931,977	1,400,073
Interest paid	59,137	-
Income tax paid	17,458	-

See accompanying notes to consolidated financial statements.

8

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

1. Nature of operations:

Abundant Solar Energy Inc (the "Company") was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On October 17, 2022, the Company completed a share split on a 1:160 basis. The 100,000 pre-split common shares issued and outstanding were adjusted to 16,000,000 post-split common shares. Total number of outstanding common shares after the split became 16,000,000. As required by International Accounting Standards ("IAS") 33 Earnings per Share, all references to share capital, common shares outstanding, warrants outstanding, options outstanding, and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share split have been restated to reflect the share split on a 1:160 basis (note 20).

2. Basis of presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC").

The board approved these consolidated financial statements of directors for issue on February 10, 2023.

(b) Basis of measurement:

These consolidated financial statements were prepared on a going concern basisand historical cost basis with the exception of certain financial instruments as disclosed in note3.

(c) Basis of consolidation:

(i) Subsidiaries

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the

9

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

2. Basis of presentation

(i) Subsidiaries (continue)

subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as "non-controlling interests" in the equity section of the consolidated statement of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests' share of changes to the subsidiary's equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests' relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company. There are no changes in ownership interest in subsidiaries for the year end June 30, 2022. Details of the Company's ownership interests in its subsidiaries are as follows:

Name	Method of accounting	Ownership interest
Abundant Solar Power Inc.	Consolidation	100%
Abundant Construction Inc.	Consolidation	100%
Abundant Energy Solutions Ltd.	Consolidation	100%
2467264 Ontario Inc.	Consolidation	49.9%
Abundant Solar Power (Portland) LLC	Consolidation	100%
Abundant Solar Power (G1S) LLC	Consolidation	100%
Abundant Solar Power (Cameron) LLC	Consolidation	100%
Abundant Solar Power (B4S) LLC	Consolidation	100%
Abundant Solar Power (Steuben) LLC	Consolidation	100%
Abundant Solar Power (CNY) LLC	Consolidation	100%
Abundant Solar Power (G2S) LLC	Consolidation	100%
Abundant Solar Power (Richmond) LLC	Consolidation	100%
Abundant Solar Power (M1) LLC	Consolidation	100%
Abundant Solar Power (B1S) LLC	Consolidation	100%
Abundant Solar Power (RP) LLC	Consolidation	100%
Abundant Solar Power (G3S) LLC	Consolidation	100%
Abundant Solar Power (B2S) LLC	Consolidation	100%
Abundant Solar Power (TZ1) LLC	Consolidation	100%
Abundant Solar Power (Nipher) LLC	Consolidation	100%
Abundant Solar Power (Edmond) LLC	Consolidation	100%
Abundant Solar Power (R1) LLC	Consolidation	100%
Abundant Solar Power (Hubbard) LLC	Consolidation	100%
Abundant Solar Power (Wheaton) LLC	Consolidation	100%
Abundant Solar Power (VC1) LLC	Consolidation	100%
Abundant Solar Power (CA1) LLC	Consolidation	100%
Abundant Solar Power (US1) LLC	Consolidation	100%
Abundant Solar Power (J1) LLC	Consolidation	100%
Abundant Solar Power (New York) LLC	Consolidation	100%
Abundant Solar Power (A2) LLC	Consolidation	100%
Abundant Solar Power (E1) LLC	Consolidation	100%
Abundant Solar Power (WL1) LLC	Consolidation	100%
Abundant Solar Power (CC3) LLC	Consolidation	100%

10

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

2. Basis of presentation

(i) Subsidiaries (continue)

Name	Method of accounting	Ownership interest
Abundant Solar Power (CL1) LLC	Consolidation	100%
Abundant Solar Power (Barnes) LLC	Consolidation	100%
Abundant Solar Power (B3S) LLC	Consolidation	100%
Abundant Solar Power (B5S) LLC	Consolidation	100%
Abundant Solar Power (Deiter) LLC	Consolidation	100%
Abundant Solar Power (AD1) LLC	Consolidation	100%
Abundant Solar Power (AD2) LLC	Consolidation	100%
Abundant Solar Power (LCP) LLC	Consolidation	100%
Abundant Solar Power (WB 13N) LLC	Consolidation	100%
Abundant Solar Power (WB 13W) LLC	Consolidation	100%
Abundant Solar Power (WB 14-4) LLC	Consolidation	100%
Abundant Solar Power (Erwin) LLC	Consolidation	100%
Abundant Solar Power (Maryland) LLC	Consolidation	100%

(ii) Functional and presentation currency:

The Company's consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3. Significant accounting policies

(a) Revenue recognition:

Project development services

OM services

11

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

3. Significant accounting policies (continued)

(a) Revenue recognition (continued):

EPC services

(b) Inventory:

(c) Foreign currency translation:

The functional currency of the Company is the Canadian Dollar. Functional currencies of the Company's subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income and loss. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

(d) Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

12

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

3. Significant accounting policies (continued)

(i) Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset's contractual cash flow characteristics. The three categories are defined as follows:

A. Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

- the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company's trade and other receivables are measured at amortized cost.

B. Financial assets at fair value through other comprehensive income:

Financial assets are classified and measured at fair value through other comprehensive loss if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive loss.

C. Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company's cash is classified as fair value through profit or loss.

(ii) Financial liabilities:

The Company's financial liabilities include accounts payable and accruals, advance from vendor, loan payable, and long-term debt. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

A. Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company does not have any financial liabilities classified as fair value through profit or loss.

B. Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company's trade and other payables, loan payable, lease liabilities and long-term debt are classified at amortized cost.

(iii) Finance income and finance costs

Investment income on financial assets at amortized cost and FVOCI are amortized using the effective interest rate method.

Finance fees and transaction costs on financial assets at FVTPL are expensed as incurred.

13

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

3. Significant accounting policies (continued)

(iv) Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses ("ECLs") on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

(e) Basic and diluted net income (loss) per share

Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(f) Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units ("CGUs") which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Income taxes:

Income tax represents current tax and deferred tax. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

14

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

3. Significant accounting policies (continued)

(h) Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	5 years
Furniture and equipment	5 years
Leasehold improvement	Lesser of lease term and useful life

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

(i) Leases

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use ("ROU") asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

(j) Government grant

The government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant, and the grant will be received. The government grant is recognized in profit or loss to offset the related expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

(k) Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

15

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

3. Significant accounting policies (continued)

(l) Utilization, derecognition and impairment of contract fulfilment costs:

(m) Accounting standards issued but not yet effective:

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2023.

IFRS 17 Insurance Contracts

In June 2020, the International Accounting Standards Board (IASB) issued IFRS 17. IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 with earlier adoption permitted as long as IFRS 9 is also applied. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts.

The Company has not early adopted IFRS 17 and determined that the adoption of this standard will not have an impact on the Company's consolidated financial statements.

17

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

4. Trade and other receivables

	2022	2021
Accounts receivable, net (1)	$ 1,857,509	$ 5,633,497
Other receivable	135,013	486,727
Due from related parties (2)	207,704	57,610
	$ 2,200,226	$ 6,177,834

(1) In 2017, the Company entered into a sales contract with a group of limited partnerships known as Solar Flow-Through Funds ("SFT") to provide development services for solar photovoltaic projects. As at June 30, 2022, there was an outstanding accounts receivable balance of $1,469,692 due from SFT. Management expects the accounts receivable is fully collectible once SFT receive the payments from the Ontario government in respect of terminated contracts. Due to the accounts receivable has passed its trade term in the normal course of business, the amount has been discounted by using 10% discount rate and a fair value adjustment of $Nil has been recognized in the statement of income (loss) and comprehensive income (loss) in 2022 (2021 - $212,227).

(2) At June 30, 2022, the due from related parties is associated with the accounts receivable to a related party which is discussed in Note 16.

5. Prepaid expenses and deposits

	2022	2021
Interconnection deposits (1)	$ 2,008,441	$ 1,959,201
Security deposits	14,852	56,438
Other prepaids	29,865	21,790
Prepaid rent	7,297	1,117
	$ 2,060,455	$ 2,038,546

(1) Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.

18

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

6. Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Leasehold improvement	Total
Cost:				
Balance, June 30, 2020	$ 45,820	$ 83,706	$ 10,650	$ 140,176
Additions	3,194	-	-	3,194
Balance, June 30, 2021	$ 49,014	$ 83,706	$ 10,650	$ 143,370
Accumulated amortization:				
Balance, June 30, 2020	$ 41,222	$ 59,528	$ 4,792	$ 105,542
Amortization	3,407	4,836	1,065	9,308
Balance, June 30, 2021	$ 44,629	$ 64,364	$ 5,857	$ 114,850
Net Book Value, June 30, 2021	**$ 4,385**	**$ 19,342**	**$ 4,793**	**$ 28,520**
Cost:				
Balance, June 30, 2021	$ 49,014	$ 83,706	$ 10,650	$ 143,370
Additions/dispositions	10,970		(10,650)	320
Balance, June 30, 2022	$ 59,984	$ 83,706	$ -	$ 143,690
Accumulated amortization:				
Balance, June 30, 2021	$ 44,629	$ 64,364	$ 5,857	$ 114,850
Amortization/reversal	5,344	4,239	(5,857)	3,726
Balance, June 30, 2022	$ 49,973	$ 68,603	$ -	$ 118,576
Net Book Value, June 30, 2022	**$ 10,011**	**$ 15,103**	**$ -**	**$ 25,114**

The Company entered into a new lease of office in May 2022. The previous lease term was ended on May 2, 2022. Based on paragraph 57 of IAS 16, the company did not use the leasehold improvement beyond the lease term. The leasehold improvement was fully amortized in 2022.

19

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

7. Contract fulfilment costs

As of June 30, 2022, the Company's contract fulfillment costs are comprised of costs incurred for EPC services for the solar projects.

Balance, June 30, 2021	$	-
Additions		3,594,531
Balance, June 30, 2022	$	3,594,531

As of June 30, 2022, there was contract fulfilment costs of $3,594,531 arise from the EPC services provided to two major solar sites due to the interruption of installation as a result of major subcontracts went bankrupt. Thus, the transfer of services was not yet acknowledged and approved by the customer. Subsequently, the Company completed the installation and the amount has been fully recovered and recognized in cost of goods sold.

8. Inventory

As of June 30, 2022, the Company's inventory is comprised of development costs incurred for the solar projects.

		2021
Balance, June 30, 2020	$	521,777
Additions: development costs		293,505
Minus: development costs expensed to cost of goods sold		(170,703)
FX Impact		(50,795)
Balance, June 30, 2021	$	593,784

		2022
Balance, June 30, 2021	$	593,784
Additions: development costs		110,241
Minus: development costs expensed to cost of goods sold		(512,832)
FX Impact		4,727
Balance, June 30, 2022	$	195,920

9. Trade and other payables

	2022	2021
Accounts payable and accrued liabilities	$1,950,817	$ 2,805,900
Due to related party (note 16)	104,545	211,404
Other Payables	547,502	109,321
	$ 2,602,864	$ 3,126,625

20

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

10. Right of use assets and lease liabilities

The Company leases office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on annual basis. The ROU and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%.

The continuity of the right-of-use as of June 30, 2022 and 2021 is as follows:

Right-of- use assets	Office
Cost:	
Balance, June 30,2021	-
Addition	197,719
Balance, June 30,2022	197,719
Accumulated amortization:	
Balance, June 30 2021	-
Amortization:	11,405
Balance, June 30, 2022	11,405
Net Book Value, June 30, 2022	186,314

Lease liabilities	Office
Balance, June 30,2021	-
New obligations	197,719
Payments	-
Interest accretion	4,985
Balance, June 30, 2022	202,704
Current	48,764
Long term	153,940
Net Book Value, June 30, 2022	202,704

2023	$	58,918
2024		60,696
2025		64,492
2026		68,272
2027		5,716
Total	$	258,094

21

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

11. Loan payable

		June 30, 2022		June 30, 2021
Shareholder loan (1)	$	567,664	$	641,309
Term loan with TGC Fund III (2)		-		623,170
Promissory note (3)		-		248,081
Total	$	567,664	$	1,512,560

(2) On July 31, 2020, the Company entered into a secured note agreement with TGC Fund III LP ("TGC"), a customer of the Company, for a loan of $2,483,775 (USD$2,000,000). The term loan has an interest rate of 10% per annum to pay for 75% of the interconnection deposits of three projects. Upon TGC purchasing these projects from the Company, the principal and interest amounts are due. As of June 30, 2022, all three projects have been closed and outstanding term loan has been fully paid. Total interest incurred for the year ending June 30, 2022 was $14,167 (2021 - $158,271).

22

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

12. Long-term debt

		June 30 2022	June 30, 2021
Highly Affected Sectors Credit Availability Program (1)	$	981,481	1,000,000
Canadian Emergency Business Account (2)		40,000	40,000
Promissory Note (3)		320,273	-
Total		1,341,754	1,040,000
Less: current portion		111,111	18,519
Long-term portion		1,230,643	1,021,481

(1) In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022. Total interest recorded and paid for the year ended June 30, 2022 was $39,970 (2021 -$5,699).

The Company intends to repay the loan on or before December 31, 2023. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

Estimated principal repayments are as follows:

23

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

13. Financial instruments (continued)

(iv) Interest rate risk:

14. Share Capital

(a) Authorized

16,000,000 common shares.

(b) Issued and outstanding share capital

On September 23, 2013, 100 common shares were issued at $0.01 per share for total of $1. On May 1, 2014, 99,900 common shares were issued at $0.01 per shares for a total $999.

15. Covid-19 Impact

To combat the spread of the COVID-19 pandemic, authorities in all regions where the Company operates have put in place restrictive measures for businesses. Current or future restrictive measures might have an adverse effect on the financial stability of the Company's suppliers and other partners, or on the Company's operating results, financial position, liquidity or capital expenditures. The issuance of permits and authorizations, negotiations and finalizations of agreements with regard to development and acquisition projects, construction activities and procurement of equipment have been and could continue to be adversely impacted by the COVID-19 restrictive measures. The full potential impact of COVID-19 on the Company's business is unknown as it may continue for an extended period and will depend on future developments that are uncertain and cannot be predicted, including, and without limitation, the duration and severity of the pandemic, the duration of government mitigation measures, the effectiveness of the actions taken to contain and treat the disease, and the length of time it takes for normal economic and operating conditions to resume. The Company adopted flexible work arrangement which allow the employees to work from home if needed during the COVID 19 pandemic. The Company participated in specific Canadian government COVID support programs. During the year the Company received $16,989 of Canada Emergency Rent Subsidy (2021- $75,775 in 2021) and $116,518 of Canada Emergency Wage Subsidy (2021- $310,758 in 2021) from the Canadian government.

26

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

18. Segment reporting

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company's Chief Executive Officer who is the Chief Operating Decision Maker ("CODM"). The operational segments are determined based on the Company's management and internal reporting structure. The Company and its subsidiaries engage in one main business activity being the commercial, industrial, and residential solar business, hence, operating segment information is not provided.

The company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets by country for the years ended and as at June 30, 2022 and 2021 are as follows:

	Revenue from external customers		Non-current assets	
	2022	2021	2022	2021
Canada	$ 5,984	1,804,502	$ 211,428	28,520
United States	10,191,635	5,542,079	-	-
	$ 10,197,619	7,346,581	$ 211,428	28,520

28

SOLARBANK CORPORATION
Notes to Consolidate Financial Statements
(Expressed in Canadian Dollars)
Years ended June 30, 2022 and 2021

19. Income Taxes

The Company is subject to income taxes in Canada, while the subsidiaries in United States are subject to the income tax laws of United States.

Income tax expense differs from the amount that would be computed by applying the combined corporate income tax rate of 26.5% to loss before income taxes. The reasons for the differences are as follows:

	2022	2021
Income (loss) before tax	$ (306,724)	$ (107,980)
Statutory tax rate	26.5%	26.5%
Expected income tax benefit (expense)	(81,282)	(28,615)
Permanent differences	1,246	110
Adjustment to prior years provision versus statutory tax return	69,315	-
Changes in statutory, foreign tax, foreign exchange rates and other	(364,514)	(1,920)
Change in deferred tax assets not recognized	256,904	56,286
Total income tax expense (recovery)	(118,331)	25,861
Current tax expense	-	13,672
Deferred tax expense (recovery)	(118,331)	12,189
Total income tax expense	$ -	25,861

The components of the net deferred tax liability are as follows:

	2022	2021
Inventory	(22,286)	(121,334)
Accounts receivable	56,386	56,007
Property and equipment	585	-
Non-capital losses carried forward	277,816	91,006
	312,501	25,679
Deferred tax assets not recognized	(315,931)	(147,440)
Net deferred tax liabilities	(3,430)	(121,761)

The deferred tax liability as at June 30, 2022 and 2021 was solely resulted from the Company's United States' subsidiary.

As at June 30, 2022, the Company has non-capital losses of approximately $945,794 (2021 - $359,000) available that may be carried forward and applied against future income for Canadian income tax purposes. The non-capital losses expire in 2042. The Company's United States' subsidiary has non-capital losses of approximately $102,567 (2021 - $Nil) available that may be carried forward and applied against future income for US income tax purposes. The non-capital losses expire in 2042.

29

SOLARBANK CORPORATION

SOLARBANK CORPORATION
(Formerly Abundant Solar Energy Inc.)

Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

1

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	Notes	September 30, 2022	June 30, 2022
Assets			
Current assets:			
Cash		$ 3,864,461	$ 931,977
Trade and other receivables	4	2,936,627	2,200,226
Prepaid expenses and deposits	5	2,355,585	2,060,455
Contract fulfilment costs	7	-	3,594,531
Inventory	8	469,303	195,920
		9,625,976	8,983,109
Non-current assets			
Property, plant and equipment	6	22,974	25,114
Right-of-use assets	10	178,708	186,314
		201,682	211,428
Total assets		$ 9,827,658	$ 9,194,537
Liabilities and Shareholder's equity			
Current liabilities:			
Trade and other payables	9	$3,627,064	$ 2,602,864
Advance from customer		16,281	16,281
Current portion of long-term debt	12	427,109	111,111
Loan payables	11	-	567,664
Tax payable		36,908	19,225
Current portion of lease liability	10	47,459	48,764
		4,154,821	3,365,909
Non-current liabilities:			
Long-term debt	12	910,370	1,230,643
Deferred tax liabilities		3,430	3,430
Lease liability	10	153,940	153,940
		1,067,740	1,388,013
Total liabilities		$ 5,222,561	$ 4,753,922
Shareholders' equity:			
Share capital	14	1,000	1,000
Accumulated other comprehensive income		12,292	73,767
Retained earnings		4,636,522	4,410,565
Equity attributable to shareholders of the company		4,649,814	4,485,332
Non-controlling interest		(44,717)	(44,717)
Total equity		4,605,097	4,440,615
Total liabilities and shareholders' equity		$ 9,827,658	$ 9,194,537

Approved and authorized for issuance on behalf of the Board of Directors on February 10, 2023 by:

Richard Lu, CEO, and Director

See accompanying notes to these condense interim consolidated financial statements.

2

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)
(Unaudited)

	Notes	Three Months Ended September 30 2022	2021
Revenue from EPC services		$ 5,465,542	$ 2,302,057
Revenue from development fees		-	300,000
Revenue from O&M services		14,910	-
		5,480,452	2,602,057
Cost of goods sold		(4,917,533)	(2,070,005)
Gross profit		562,919	532,052
Operating expense:			
Accounting and legal		(45,803)	(39,093)
Bank charges & interest		(3,654)	(3,889)
Depreciation		(9,746)	(2,096)
Insurance		(23,786)	(15,760)
Office and miscellaneous		(67,909)	(4,719)
Rent		(7,159)	(20,450)
Repairs and maintenance		(669)	(1,734)
Salary and Wages		(240,372)	(526,299)
Seminars and conferences		(1,277)	-
Telephone and utilities		(6,271)	(17,320)
Travel and accommodation		(19,606)	(4,880)
Total operating expenses		(426,252)	(636,239)
Other income (loss)			
Interest expense		(32,782)	(42,800)
Other income		122,072	58,765
Net Income (loss) before taxes		$ 225,957	$ (88,222)
Current translation adjustments, net of tax of $nil		(61,475)	145,953
Net income and comprehensive income (loss)		**$ 164,482**	**$ 57,731**
Net income (loss) attributable to:			
Shareholders of the company		225,957	(88,222)
Non-controlling interest		-	-
Net Loss		**$ 225,957**	**$ (88,222)**
Total income (loss) and comprehensive income (loss) attributable to:			
Shareholders of the company		164,482	57,731
Non-controlling interest		-	-
Total income (loss) and comprehensive income (Loss)		$ 164,482	$ 57,731
Net loss per share			
Basic		0.01	0.00
Diluted		0.01	0.00
Weighted average number of common shares outstanding			
Basic		16,000,000	16,000,000
Diluted		16,000,000	16,000,000

See accompanying notes to these condensed interim consolidated financial statements

3

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

	Note	Share Capital	Share Capital	Retained Earnings	Accumulated OCI	Total Shareholders' Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2021	18	16,000,000	$ 1,000	$ 4,598,958	$ (145,939)	$ 4,454,019	$ (44,717)	$ 4,409,302
Net loss for the period		-	-	(88,222)	-	(88,222)	-	(88,222)
Other comprehensive income		-	-	-	145,953	145,953	-	145,953
Balance at September 30,2021		16,000,000	$ 1,000	$ 4,510,736	$ 14	$ 4,511,750	$ (44,717)	$ 4,467,033
Balance at June 30, 2022		16,000,000	$ 1,000	$ 4,410,565	$ 73,767	$ 4,485,332	$ (44,717)	$ 4,440,615
Net income for the period		-	-	225,957	-	225,957	-	225,957
Other comprehensive loss		-	-	-	(61,475)	(61,475)	-	(61,475)
Balance at September 30,2022		16,000,000	$ 1,000	$ 4,636,522	$ 12,292	$ 4,649,814	$ (44,717)	$ 4,605,097

See accompanying notes to condensed interim consolidated financial statements

SOLARBANK CORPORATION
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

In Canadian Dollars	Three months ended September 30 2022	2021
Operating activities:		
Net income (loss)	$ 225,957	$ (88,222)
Items not involving cash:		
Depreciation	9,748	2,096
Interest expenses	31,338	22,969
	267,043	(63,157)
Changes in non-cash working capital balances:		
Accounts receivable	(944,471)	1,667,159
Other receivable	(55,580)	313,597
Contract fulfilment costs	3,594,531	-
Inventory	(182,591)	-
Prepaids	(138,886)	1,151,115
Accounts payable and accrued liabilities	(802,165)	(798,928)
Advance from customer	-	(34,598)
Income tax payable	17,994	(18,006)
Changes in due to related parties	833,786	(92,756)
Cash provided by operating activities	2,589,661	2,124,426
Investing activities:		
Acquisition of property, plant and equipment	-	(3,889)
Cash used in investing activities	-	(3,889)
Financing activities:		
Net proceeds from convertible loan	825,000	-
Repayment of lease obligation	(4,697)	-
Repayment of short-term loans	(583,756)	(678,389)
Repayment of long-term debts	(37,578)	-
Cash provided by (used in) financing activities	198,969	(678,389)
Effect of changes in exchange rates on cash	143,854	(45,169)
Increase (decrease) in cash	2,932,484	1,396,979
Cash and cash equivalents, beginning	931,977	1,400,073
Cash and cash equivalents, ending	3,864,461	2,797,052
Interest paid	15,474	22,969
Income tax paid	25,855	-

See accompanying notes to consolidated interim financial statements.

5

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

1. Nature of operations:

SolarBank Corporation (formerly Abundant Solar Energy Inc.) (the "Company") was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On October 17, 2022, the Company completed a share split on a 1:160 basis. The 100,000 pre-split common shares issued and outstanding were adjusted to 16,000,000 post-split common shares. Total number of outstanding common shares after the split became 16,000,000. As required by International Accounting Standards ("IAS") 33 Earnings per Share, all references to share capital, common shares outstanding, warrants outstanding, options outstanding, and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share split have been restated to reflect the share split on a 1:160 basis (note 19).

2. Basis of presentation

(a) Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting ("IAS 34"), and should be read in conjunction with the Company's annual consolidated financial statements for the year ended June 30, 2022.

The board approved these consolidated financial statements of directors for issue on February 10, 2023.

(b) Basis of measurement:

These condensed interim consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3.

(c) Basis of consolidation:

(i) Subsidiaries

These condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the

6

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

2. Basis of presentation

(i) Subsidiaries (continue)

subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as "non-controlling interests" in the equity section of the consolidated statement of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests' share of changes to the subsidiary's equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests' relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company. There are no changes in ownership interest in subsidiaries for the period end September 30, 2022. Details of the Company's ownership interests in its subsidiaries are as follows:

Name	Method of accounting	Ownership interest
Abundant Solar Power Inc.	Consolidation	100%
Abundant Construction Inc.	Consolidation	100%
Abundant Energy Solutions Ltd.	Consolidation	100%
2467264 Ontario Inc.	Consolidation	49.9%
Abundant Solar Power (Portland) LLC	Consolidation	100%
Abundant Solar Power (G1S) LLC	Consolidation	100%
Abundant Solar Power (Cameron) LLC	Consolidation	100%
Abundant Solar Power (B4S) LLC	Consolidation	100%
Abundant Solar Power (Steuben) LLC	Consolidation	100%
Abundant Solar Power (CNY) LLC	Consolidation	100%
Abundant Solar Power (G2S) LLC	Consolidation	100%
Abundant Solar Power (Richmond) LLC	Consolidation	100%
Abundant Solar Power (M1) LLC	Consolidation	100%
Abundant Solar Power (B1S) LLC	Consolidation	100%
Abundant Solar Power (RP) LLC	Consolidation	100%
Abundant Solar Power (G3S) LLC	Consolidation	100%
Abundant Solar Power (B2S) LLC	Consolidation	100%
Abundant Solar Power (TZ1) LLC	Consolidation	100%
Abundant Solar Power (Nipher) LLC	Consolidation	100%
Abundant Solar Power (Edmond) LLC	Consolidation	100%
Abundant Solar Power (R1) LLC	Consolidation	100%
Abundant Solar Power (Hubbard) LLC	Consolidation	100%
Abundant Solar Power (Wheaton) LLC	Consolidation	100%
Abundant Solar Power (VC1) LLC	Consolidation	100%
Abundant Solar Power (CA1) LLC	Consolidation	100%
Abundant Solar Power (US1) LLC	Consolidation	100%
Abundant Solar Power (J1) LLC	Consolidation	100%
Abundant Solar Power (New York) LLC	Consolidation	100%
Abundant Solar Power (A2) LLC	Consolidation	100%
Abundant Solar Power (E1) LLC	Consolidation	100%
Abundant Solar Power (WL1) LLC	Consolidation	100%
Abundant Solar Power (CC3) LLC	Consolidation	100%

7

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

2. Basis of presentation

(i) Subsidiaries (continue)

Name	Method of accounting	Ownership interest
Abundant Solar Power (CL1) LLC	Consolidation	100%
Abundant Solar Power (Barnes) LLC	Consolidation	100%
Abundant Solar Power (B3S) LLC	Consolidation	100%
Abundant Solar Power (B5S) LLC	Consolidation	100%
Abundant Solar Power (Deiter) LLC	Consolidation	100%
Abundant Solar Power (AD1) LLC	Consolidation	100%
Abundant Solar Power (AD2) LLC	Consolidation	100%
Abundant Solar Power (LCP) LLC	Consolidation	100%
Abundant Solar Power (WB 13N) LLC	Consolidation	100%
Abundant Solar Power (WB 13W) LLC	Consolidation	100%
Abundant Solar Power (WB 14-4) LLC	Consolidation	100%
Abundant Solar Power (Erwin) LLC	Consolidation	100%
Abundant Solar Power (Maryland) LLC	Consolidation	100%

(ii) Functional and presentation currency:

The Company's condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3. Significant accounting policies

(a) Revenue recognition:

Project development services

OM services

8

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

3. Significant accounting policies (continued)

(a) Revenue recognition (continued):

EPC services

(b) Inventory:

(c) Foreign currency translation:

The functional currency of the Company is the Canadian Dollar. Functional currencies of the Company's subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income and loss. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

(d) Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

9

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

3. Significant accounting policies (continued)

(i) Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset's contractual cash flow characteristics. The three categories are defined as follows:

A. Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

- the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company's trade and other receivables are measured at amortized cost.

B. Financial assets at fair value through other comprehensive income:

Financial assets are classified and measured at fair value through other comprehensive loss if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive loss.

C. Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company's cash is classified as fair value through profit or loss.

(ii) Financial liabilities:

The Company's financial liabilities include accounts payable and accruals, advance from vendor, loan payable, and long-term debt. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

A. Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company does not have any financial liabilities classified as fair value through profit or loss.

B. Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company's trade and other payables, loan payable, lease liabilities and long-term debt are classified at amortized cost.

(iii) Finance income and finance costs

Investment income on financial assets at amortized cost and FVOCI are amortized using the effective interest rate method.

Finance fees and transaction costs on financial assets at FVTPL are expensed as incurred.

10

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

3. Significant accounting policies (continued)

(iv) Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses ("ECLs") on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

(e) Basic and diluted net income (loss) per share

Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(f) Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units ("CGUs") which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Income taxes:

Income tax represents current tax and deferred tax. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

11

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

3. Significant accounting policies (continued)

(h) Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	5 years
Furniture and equipment	5 years
Leasehold improvement	Lesser of lease term and useful life

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

(i) Leases

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use ("ROU") asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

(j) Government grant

The government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant, and the grant will be received. The government grant is recognized in profit or loss to offset the related expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

(k) Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

12

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

3. Significant accounting policies (continued)

(l) Utilization, derecognition and impairment of contract fulfilment costs:

(m) Accounting standards issued but not yet effective:

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2023.

IFRS 17 Insurance Contracts

In June 2020, the International Accounting Standards Board (IASB) issued IFRS 17. IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 with earlier adoption permitted as long as IFRS 9 is also applied. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts.

The Company has not early adopted IFRS 17 and determined that the adoption of this standard will not have an impact on the Company's consolidated financial statements.

14

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

4. Trade and other receivables

		September 30, 2022		June 30, 2022
Accounts receivable, net [(1)]	$	2,529,498	$	1,857,509
Other receivable		204,245		135,013
Due from related parties (note 15)		202,884		207,704
	$	2,936,627	$	2,200,226

(1) In 2017, the Company entered into a sales contract with a group of limited partnerships known as Solar Flow-Through Funds ("SFT") to provide development services for solar photovoltaic projects. As at September 30, 2022, there was an outstanding accounts receivable balance of $1,464,426 due from SFT. Management expects the accounts receivable is fully collectible once SFT receive the payments from the Ontario government in respect of terminated contracts. Due to the accounts receivable has passed its trade term in the normal course of business, the amount has been discounted by using 10% discount rate and a fair value adjustment of $212,227 has been recognized in the statement of income (loss) and comprehensive income (loss) for the year ended June 30,2021.

5. Prepaid expenses and deposits

		September 30, 2022		June 30, 2022
Interconnection deposits[(1)]	$	2,152,471	$	2,008,441
Security deposits		14,852		14,852
Other prepaids		85,133		11,531
Prepaid insurance		97,535		18,335
Prepaid rent		5,594		7,297
	$	2,355,585	$	2,060,456

(1) Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.

15

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

6. Property, Plant and Equipment

		Computer equipment		Furniture and equipment		Leasehold improvement		Total
Cost:								
Balance, June 30, 2021	$	49,014	$	83,706	$	10,650	$	143,370
Additions		1,794		-		-		1,794
Balance, September 30, 2021	$	50,808	$	83,706	$	10,650	$	145,164
Accumulated amortization:								
Balance, June 30, 2021	$	44,629	$	64,364	$	5,857	$	114,850
Amortization		875		955		266		2,096
Balance, September 30, 2021	$	45,504	$	65,319	$	6,123	$	116,946
Net Book Value- September 30, 2021	$	**5,304**	$	**18,387**	**$**	**4,527**	**$**	**28,218**
Cost:								
Balance, June 30 and September 30, 2022	$	59,984	$	83,706	$	-	$	143,690
Accumulated amortization:								
Balance, June 30, 2022	$	49,973	$	68,603	$	-	$	118,576
Amortization		1,377		763		-		2,140
Balance, September 30, 2022	$	51,350	$	69,366	$	-	$	120,716
Net Book Value, September 30, 2022	**$**	**8,634**	**$**	**14,340**	**$**	**-**	**$**	**22,974**

16

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

7. Contract fulfilment costs

As of September 30, 2022, the Company's contract fulfillment costs are comprised of costs incurred for EPC services for the solar projects.

Balance, June 30, 2022 and 2021	$	3,594,531
Utilised during the period		(3,594,531)
Balance, September 30, 2022	$	-

8. Inventory

As of September 30, 2022, the Company's inventory is comprised of development costs and costs incurred for EPC services for the solar projects.

		2021
Balance, June 30, 2021		593,784
Additions: development costs		110,241
Minus: development costs expensed to cost of goods sold		(512,832)
FX Impact		4,728
Balance, June 30, 2022	$	195,920

		2022
Balance, June 30, 2022		195,920
Additions: development costs		264,436
Minus: development costs expensed to cost of goods sold		-
FX Impact		8,947
Balance, September 30, 2022	$	469,303

9. Trade and other payables

		September 30, 2022		June 30, 2022
Accounts payable and accrued liabilities	$	1,231,945	$	1,950,817
Due to related party		977,314		104,545
Interest payable		13,146		-
Other payable		579,659		547,502
Subscription payable(1)		825,000		-
	$	3,627,064	$	2,602,864

(1) On September 29, 2022, the Company has received proceeds of $825,000 from investors relating to the convertible bridge loan financing completed subsequently on October 3, 2022. The Company is obligated to issue Conversion Units as at September 30, 2022. See Note 19.

17

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

10. Right of use assets and lease liabilities

The Company leases office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on annual basis. The ROU and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%.

There was no balance for the right-of-use assets as at September 30, 2021 due to the remaining lease term was within one year and all lease payments were recognized in the statement of income (loss) and comprehensive income (loss). The continuity of the right-of-use as of September 30, 2022 is as follows:

Right-of- use assets	Office
Cost:	
Balance, June 30, 2022	197,719
Addition	-
Balance, September 30, 2022	197,719
Accumulated amortization:	
Balance, June 30, 2022	11,405
Amortization:	7,606
Balance, September 30, 2022	19,011
Net Book Value, September 30, 2022	178,708

The continuity of the lease liabilities as of September 30, 2022 is as follows:

Lease liabilities	Office
Balance, June 30, 2022	202,703
Payments:	(4,697)
Interest accretion:	3,393
Balance, September 30, 2022	201,399
Current	47,459
Long term	153,940
Net Book Value, September 30, 2022	201,399

2023	$	69,100
2024		61,709
2025		65,432
2026		57,157
Total	$	253,398

18

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

11. Loan payable

		September 30, 2022		June 30, 2022
Shareholder loan [(1)]	$	-	$	567,664
	$	-	$	567,664

12. Long-term debt

		September 30, 2022		June 30, 2022
Highly Affected Sectors Credit Availability Program [(1)]	$	953,703	$	981,481
Canadian Emergency Business Account [(2)]		40,000		40,000
Promissory Note [(3)]		343,776		320,273
Total		1,337,479		1,341,754
Less: current portion		427,109		111,111
Long-term portion	$	910,370	$	1,230,643

(1) In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022. During the three months ended September 30, 2022, the interest recorded and paid was $9,797 (3-month period ended September 30, 2021 - $Nil).

The Company intends to repay the loan on or before December 31, 2023. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

19

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

14. Share Capital

(a) Authorized

16,000,000 common shares.

(b) Issued and outstanding share capital

On September 23, 2013, 100 common shares were issued at $0.01 per share for total of $1. On May 1, 2014, 99,900 common shares were issued at $0.01 per shares for a total $999.

15. Related Party Transactions

As at September 30, 2022, included in trade and other receivable was $116,884 (June 30, 2022 - $121,705) due from Sustainable Investment Ltd. ("SIL"). One of SIL's director is also the controlling shareholder of the Company.

As at September 30, 2022, included in trade and other receivable was $86,000 (June 30, 2022 - $86,000) due from Renewable Sun Energy Co-Op ("RSE"). One of RSE's director is also the controlling shareholder of the Company.

As at September 30, 2022, included in trade and other payable was $977,315 (June 30, 2022 - $Nil) due to Sustainable Investment Ltd. One of SIL's director is also the controlling shareholder of the Company.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the three months ended September 30, 2022 and 2021 were as follows:

Short-term employee benefits solely include consulting fees.

22

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

16. Covid-19 Impact

To combat the spread of the COVID-19 pandemic, authorities in all regions where the Company operates have put in place restrictive measures for businesses. Current or future restrictive measures might have an adverse effect on the financial stability of the Company's suppliers and other partners, or on the Company's operating results, financial position, liquidity or capital expenditures. The issuance of permits and authorizations, negotiations and finalizations of agreements with regard to development and acquisition projects, construction activities and procurement of equipment have been and could continue to be adversely impacted by the COVID-19 restrictive measures. The full potential impact of COVID-19 on the Company's business is unknown as it may continue for an extended period and will depend on future developments that are uncertain and cannot be predicted, including, and without limitation, the duration and severity of the pandemic, the duration of government mitigation measures, the effectiveness of the actions taken to contain and treat the disease, and the length of time it takes for normal economic and operating conditions to resume. The Company adopted flexible work arrangement which allow the employees to work from home if needed during the COVID 19 pandemic. The Company participated in specific Canadian government COVID support programs. During the period ended September 30, 2022, the Company received $Nil of Canada Emergency Rent Subsidy (3-month ended September 30, 2021 - $45,098) and $Nil of Canada Emergency Wage Subsidy (3-month ended September 30, 2021 - $Nil) from the Canadian government.

17. Capital Management

		September 30, 2022	June 30, 2022
Long-term debt -non-current portion (note 12)	$	910,370	1,230,643
Shareholder Equity	$	4,605,097	4,440,615

23

SOLARBANK CORPORATION
Notes to Condensed Consolidate Interim Financial Statements
For the three months ended September 30, 2022, and 2021
(Expressed in Canadian Dollars)
(Unaudited)

18. Segment reporting

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company's Chief Executive Officer who is the Chief Operating Decision Maker ("CODM"). The operational segments are determined based on the Company's management and internal reporting structure. The Company and its subsidiaries engage in one main business activity being the commercial, industrial, and residential solar business, hence, operating segment information is not provided.

The company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets by country for the three months ended and as at September 30, 2022 and 2021 are as follows:

	Revenue from external customers		Non-current assets	
	Three Months Ended September 30,			
	2022	2021	September 30, 2022	June 30, 2022
Canada	$ 14,910	-	$ 201,682	211,428
United States	5,465,542	2,602,057	-	-
	$ 5,480,452	2,602,057	$ 201,682	211,428

19. Subsequent events

24

Schedule B - AUDIT COMMITTEE CHARTER

SCHEDULE B - AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1. PURPOSE

The main purpose of the Audit Committee (the "**Committee**") of the Board of Directors (the "**Board**") of SolarBank Corporation (the "**Company**") is to assist the Board in fulfilling its statutory responsibilities in relation to internal control and financial reporting, and to carry out certain oversight functions on behalf of the Board, including the oversight of:

(a) the integrity of the Company's financial statements and other financial information provided by the Company to securities regulators, governmental bodies and the public to ensure that the Company's financial disclosures are complete, accurate, in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board ("**IASB**") and interpretations by the International Financial Reporting Interpretations Committee ("**IFRIC**"), and fairly present the financial position and risks of the Company;

(b) assessing the independence, qualifications and performance of the Company's independent auditor (the "**Auditor**"), appointing and replacing the Auditor, overseeing the audit and non- audit services provided by the Auditor, and approving the compensation of the Auditor;

(c) Senior Management (as defined below) responsibility for assessing and reporting on the effectiveness of internal controls;

(d) financial matters and management of financial risks;

(e) the prevention and detection of fraudulent activities; and

(f) investigation of complaints and submissions regarding accounting or auditing matters and unethical or illegal behavior.

The Committee provides an avenue for communication between the Auditor, the Company's executive officers and other senior managers ("**Senior Management**") and the Board, and has the authority to communicate directly with the Auditor. The Committee shall have a clear understanding with the Auditor that they must maintain an open and transparent relationship with the Committee. The Auditor is ultimately accountable to the Committee and the Board, as representatives of the Company's shareholders.

2. COMPOSITION

The Committee shall be comprised of three directors. Each Committee member shall:

(a) satisfy the laws governing the Company;

(b) be "independent" in accordance with Sections 1.4 and 1.5 of National Instrument 52-110 *Audit Committees* ("**NI 52-110**") (subject to the exceptions set forth in Part 3 and Part 6 of NI 52-110, as applicable), which sections are reproduced in Appendix A of this charter; and

(c) be "financially literate" in accordance with the definition set out in Section 1.6 of NI 52-110, which definition is reproduced in Appendix A of this charter.

For purposes of subparagraph (b) above, the position of non-executive Chair of the Board is considered to be an executive officer of the Company.

Committee members and the chair of the Committee (the "Committee Chair") shall be appointed annually by the Board at the first Board meeting that is held after every annual general meeting of the Company's shareholders. The Board may remove a Committee member at any time in its sole discretion by a resolution of the Board.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board's determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Committee and ensure that such determination is disclosed.

3. MEETINGS

The Committee shall meet at least once per financial quarter and as many additional times as the Committee deems necessary to carry out its duties effectively.

The Committee shall meet:

(a) within 60 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related management's discussion and analysis ("**MD&A**"); and

(b) within 120 days following the end of the Company's fiscal year end to review and discuss the audited financial results for the year and related MD&A.

As part of its job to foster open communication, the Committee shall meet at least once each financial quarter with Senior Management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

A majority of the members of the Committee shall constitute a quorum for any Committee meeting. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by unanimous written consent of the Committee members.

The Committee Chair shall preside at each Committee meeting. In the event the Committee Chair is unable to attend or chair a Committee meeting, the Committee will appoint a chair for that meeting from the other Committee members.

The Corporate Secretary of the Company, or such individual as appointed by the Committee, shall act as secretary for a Committee meeting (the "**Committee Secretary**") and, upon receiving a request to convene a Committee meeting from any Committee member, shall arrange for such meeting to be held.

The Committee Chair, in consultation with the other Committee members, shall set the agenda of items to be addressed at each Committee meeting. The Committee Secretary shall ensure that the agenda and any supporting materials for each upcoming Committee meeting are circulated to each Committee member in advance of such meeting.

The Committee may invite such officers, directors and employees of the Company, the Auditor, and other advisors as it may see fit from time to time to attend at one or more Committee meetings and assist in the discussion and consideration of any matter. For purposes of performing their duties, members of the Committee shall, upon request, have immediate and full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the duties and responsibilities of the Committee with officers, directors and employees of the Company, with the Auditor, and with other advisors subject to appropriate confidentiality agreements being in place.

Unless otherwise provided herein or as directed by the Board, proceedings of the Committee shall be conducted in accordance with the rules applicable to meetings of the Board.

4. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and the Articles of the Company, in order to carry out its oversight responsibilities, the Committee shall:

4.1 Financial Reporting Process

(a) Review with Senior Management and the Auditor any items of concern, any proposed changes in the selection or application of accounting principles and policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring the judgement of Senior Management, to the extent that the foregoing may be material to financial reporting.

(b) Consider any matter required to be communicated to the Committee by the Auditor under generally accepted auditing standards, applicable law and listing standards, if applicable, including the Auditor's report to the Committee (and the response of Senior Management thereto) on:

- (i) accounting policies and practices used by the Company;
- (ii) alternative accounting treatments of financial information that have been discussed with Senior Management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the Auditor; and
- (iii) any other material written communications between the Auditor and Senior Management.

(c) Discuss with the Auditor their views about the quality, not just the acceptability, of accounting principles and policies used by the Company, including estimates and judgements made by Senior Management and their selection of accounting principles.

(d) Discuss with Senior Management and the Auditor:

- (i) any accounting adjustments that were noted or proposed (immaterial or otherwise) by the Auditor but were not reflected in the financial statements;
- (ii) any material correcting adjustments that were identified by the Auditor in accordance with generally accepted accounting principles ("**GAAP**") or applicable law;
- (iii) any communication reflecting a difference of opinion between the audit team and the Auditor's national office on material auditing or accounting issues raised by the engagement; and
- (iv) any "management" or "internal control" letter issued, or proposed to be issued, by the Auditor to the Company.

(e) Discuss with Senior Management and the Auditor any significant financial reporting issues considered during the fiscal period and the method of resolution, and resolve disagreements between Senior Management and the Auditor regarding financial reporting.

(f) Review with Senior Management and the Auditor:

- (i) any off-balance sheet financing mechanisms being used by the Company and their effect on the Company's financial statements; and
- (ii) the effect of regulatory and accounting initiatives on the Company's financial statements, including the potential impact of proposed initiatives.

(g) Review with Senior Management and the Auditor and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

(h) Review with the Auditor any audit problems or difficulties experienced by the Auditor in performing the audit, including any restrictions or limitations imposed by Senior Management, and the response of Senior Management, and resolve any disagreements between Senior Management and the Auditor regarding these matters.

(i) Review the results of the Auditor's work, including findings and recommendations, Senior Management's response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

(j) Review and discuss with Senior Management the audited annual financial statements and related MD&A and make recommendations to the Board with respect to approval thereof before their release to the public.

(k) Review and discuss with Senior Management and the Auditor all interim unaudited financial statements and related interim MD&A.

(l) Approve interim unaudited financial statements and related interim MD&A prior to their filing and dissemination.

(m) In connection with Sections 4.1 and 5.1 of National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* ("**NI 52-109**"), obtain confirmation from the Chief Executive Officer ("**CEO**") and the Chief Financial Officer ("CFO") (and considering the Auditor's comments, if any, thereon) to their knowledge:

    (i) that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly present in all material respects the Company's financial condition, financial performance and cash flows; and

    (ii) that the interim financial statements, together with any financial information included in the interim MD&A, fairly present in all material respects the Company's financial condition, financial performance and cash flows.

(n) Review news releases to be issued in connection with the audited annual financial statements and related MD&A and the interim unaudited financial statements and related interim MD&A, before being disseminated to the public, if the Company is required to do so under applicable securities laws, paying particular attention to any use of "pro-forma" or "adjusted" non-GAAP, information.

(o) Review any news release containing earnings guidance or financial information based upon the Company's financial statements prior to the release of such statements, if the Company is required to disseminate such news releases under applicable securities laws.

(p) Review the appointment of the CFO and have the CFO report to the Committee on the qualifications of new key financial personnel involved in the financial reporting process.

4.2 Internal Controls

(a) Consider and review with Senior Management and the Auditor the adequacy and effectiveness of internal controls over accounting and financial reporting within the Company and any proposed significant changes in them.

(b) Consider and discuss any Auditor's comments on the Company's internal controls, together with Senior Management responses thereto.

(c) Discuss, as appropriate, with Senior Management and the Auditor any major issues as to the adequacy of the Company's internal controls and any special audit steps in light of material internal control deficiencies.

(d) Review annually the disclosure controls and procedures.

(e) Receive confirmation from the CEO and the CFO of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves Senior Management or other employees who have a significant role in the Company's internal control over financial reporting. In addition, receive confirmation from the CEO and the CFO that they are prepared to sign the annual and quarterly certificates required by Sections 4.1 and 5.1 of NI 52-109, as amended from time to time.

4.3 The Auditor

Qualifications and Selection

(a) Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the Auditor. The Committee shall be entitled to adequate funding from the Company for the purpose of compensating the Auditor for authorized services.

(b) Instruct the Auditor that:

(i) they are ultimately accountable to the Board and the Committee, as representatives of shareholders; and

(ii) they must report directly to the Committee.

(c) Ensure that the Auditor have direct and open communication with the Committee and that the Auditor meet with the Committee once each financial quarter without the presence of Senior Management to discuss any matters that the Committee or the Auditor believe should be discussed privately.

(d) Evaluate the Auditor's qualifications, performance, and independence. As part of that evaluation:

(i) at least annually, request and review a formal report by the Auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(ii) annually review and confirm with Senior Management and the Auditor the independence of the Auditor, including all relationships between the Auditor and the Company, including the amount of fees received by the Auditors for the audit services, the extent of non-audit services and fees therefor, the extent to which the compensation of the audit partners of the Auditor is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the Company, and whether there should be a regular rotation of the audit firm itself; and

(iii) annually review and evaluate senior members of the audit team of the Auditor, including their expertise and qualifications. In making this evaluation, the Committee should consider the opinions of Senior Management.

(e) Conclusions on the independence of the Auditor should be reported by the Committee to the Board.

(f) Approve and review, and verify compliance with, the Company's policies for hiring of employees and former employees of the Auditor and former auditors. Such policies shall include, at minimum, a one-year hiring "cooling off" period.

Other Matters

(a) Meet with the Auditor to review and approve the annual audit plan of the Company's financial statements prior to the annual audit being undertaken by the Auditor, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the Auditor of the factors considered by the Auditor in determining their audit scope, including major risk factors. The Auditor shall report to the Committee all significant changes to the approved audit plan.

(b) Review and pre-approve all audit and non-audit services and engagement fees and terms in accordance with applicable law, including those provided to the Company's subsidiaries by the Auditor or any other person in its capacity as independent auditor of such subsidiary. Between scheduled Committee meetings, the Committee Chair, on behalf of the Committee, is authorized to pre-approve any audit or non-audit services and engagement fees and terms up to $50,000. At the next Committee meeting, the Committee Chair shall report to the Committee any such pre-approval given.

(c) Establish and adopt procedures for such matters.

4.4 Compliance

(a) Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the Company's directors personally liable.

(b) Receive regular updates from Senior Management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the Corporate Governance and Nominating Committee of the Board, if any. Review the findings of any examination by regulatory authorities and any observations by the Auditor relating to such matters.

(c) Establish and oversee the procedures in the Company's Whistleblower Policy to address:

   (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting or auditing matters or unethical or illegal behaviour; and

   (ii) confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters or unethical or illegal behaviour.

(d) Ensure that political and charitable donations conform with policies and budgets approved by the Board.

(e) Monitor management of hedging, debt and credit, make recommendations to the Board respecting policies for management of such risks, and review the Company's compliance therewith.

(f) Approve the review and approval process for the expenses submitted for reimbursement by the CEO.

(g) Oversee Senior Management's mitigation of material risks within the Committee's mandate and as otherwise assigned to it by the Board.

4.5 Financial Oversight

(a) Assist the Board in its consideration and ongoing oversight of matters pertaining to:

- (i) capital structure and funding including finance and cash flow planning;
- (ii) capital management planning and initiatives;
- (iii) property and corporate acquisitions and divestitures including proposals which may have a material impact on the Company's capital position;
- (iv) the Company's annual budget;
- (v) the Company's insurance program;
- (vi) directors' and officers' liability insurance and indemnity agreements; and
- (vii) matters the Board may refer to the Committee from time to time in connection with the Company's capital position.

4.6 Other

(a) Perform such other duties as may be assigned to the Committee by the Board.

(b) Annually review and assess the adequacy of its charter and recommend any proposed changes to the Corporate Governance and Nominating Committee.

(c) Review its own performance annually, and provide the results of such evaluation to the Board for its review.

5. AUTHORITY

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:

(a) select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b) obtain appropriate funding to pay, or approve the payment of, such approved fees, without seeking approval of the Board or Senior Management.

6. ACCOUNTABILITY

The Committee Chair shall make periodic reports to the Board, as requested by the Board, on matters that are within the Committee's area of responsibility.

The Committee shall maintain minutes of its meetings with the Company's Corporate Secretary and shall provide an oral report to the Board at the next Board meeting that is held after a Committee meeting.

Appendix A
Definitions from National Instrument 52-110 Audit Committees

Section 1.4 Meaning of Independence

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a) has previously acted as an interim chief executive officer of the issuer, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of Section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5 Additional Independence Requirements

(1) Despite any determination made under Section 1.4, an individual who

(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Section 1.6 Meaning of Financial Literacy

For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Schedule C – DISCLOSURE AND CONFIDENTIALITY POLICY

DISCLOSURE AND CONFIDENTIALITY POLICY

(November 4, 2022)

1.	Adoption

This policy (the “Policy”) was approved and amended by the Board of Directors (the “Board”) of SolarBank Corporation (the “Company”) on the dates noted at the conclusion hereof. This Policy is intended to complement the Company’s Insider Trading and Reporting Policy (the “Insider Trading Policy”). This Policy, together with the Insider Trading Policy, is intended to assist the Company in complying with securities laws governing corporate disclosure, confidentiality and insider trading.

2.	Purpose

It is the policy of the Company that all Material Information (as defined below) relating to the Company be disclosed to the investing public in a timely, factual and accurate fashion and that the Company’s directors, executive officers (corporate officers and all Vice Presidents) and each of their direct reports; the staff of the financial, accounting, legal and investor relations departments; and any other employee(s) or other third parties with access to material undisclosed information (collectively, ”Corporate Actors”) conduct themselves in accordance with applicable legal and regulatory requirements.

3.	Responsibility

(a)	Individual Responsibility. Every officer, director and employee of the Company will be held responsible for their compliance with this Policy. The individual who breaches this Policy may find himself or herself personally exposed to a wide range of penalties, fines and penal sanctions as well as civil actions for damages and administrative sanctions by securities commissions and other regulatory bodies. Breaches of this Policy by employees may also expose the Company to regulatory and civil actions and the censure of the investing public.

If appropriate, the Company will report violations of this Policy to the appropriate regulatory authorities and will assist such authorities in investigating, and even prosecuting, violations of this Policy by the Company’s directors, officers and employees.

(b)	Direct Supervision. The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (collectively the “Designated Officers”) shall jointly be responsible for ensuring that the Company complies with this Policy and that Corporate Actors are familiar with its contents.

(c)	Board Oversight. Subject to the Audit Committee’s responsibility in relation to financial disclosure as set out in the Audit Committee Charter, the Corporate Governance and Nominating Committee shall have general oversight over the adherence by the Company to the terms of this Policy and the adequacy of this Policy in light of changes to the Company’s circumstances and regulatory environment.

The Corporate Governance and Nominating Committee shall annually review compliance with this Policy as well as the substance of this Policy, itself, and recommend any necessary changes to the Board of Directors.

4.	Review of Disclosure.

(a)	Basic Rule. Every written public disclosure relating to or concerning the Company provided to third parties by a Corporate Actor shall be reviewed and approved by both of the Designated Officers.

In the event that one of the Designated Officers is unavailable during the requisite time period, the written disclosure shall be reviewed and approved by one of the Designated Officers and one other senior officer of the Company.

(b)	Disagreements and Ambiguities. In the event there is a disagreement between the two officers reviewing written disclosure, or if there is any uncertainty on the part of either of the officers as to whether information should be disclosed or when a material change has occurred, such question shall be referred to the Company’s regular corporate counsel.

(c)	Financial Matters. Notwithstanding Section 4(b) above, if a disagreement or ambiguity relates to the financial reporting obligations of the Company, the issue shall be raised immediately with the Audit Committee (which, if it wishes, may seek the assistance of legal counsel or the Company’s auditors).

5.	Disclosure of Material Information

(a)	What is Disclosed? The Company shall, subject only to the provisions relating to confidentiality described in Section 6, promptly disclose all material information. “Material Information” is any information relating to the business, operations or capital of the Company that would reasonably be expected to have a significant effect on either the market price or the value of, any of the securities of the Company.

(b)	When is Material Information Disclosed? Subject to Confidential Material Information, which shall be disclosed in accordance with Section 6, Material Information shall be disclosed as promptly as possible in accordance with the provisions of this Section 5.

A change in Material Information (which must be reported immediately) shall be deemed to occur: (i) when a decision to implement the change is made by the Board; or (ii) the decision is made by senior management of the Company in the belief that confirmation of the decision by the Board is probable.

Disagreements or uncertainty as to whether a change of Material Information has occurred shall be resolved in accordance with Section 4(b) herein.

(c)	Material Information. Examples of potentially Material Information include the following:

Changes in Corporate Structure

●	change of name in the Company

●	changes in share ownership that may affect control of the Company

●	major reorganizations, amalgamations, or mergers

●	take-over bids, issuer bids, or insider bids

Changes in Capital Structure

●	the public or private sale of additional securities

●	planned repurchases or redemptions of securities

●	planned splits of common shares or offerings of warrants or rights to buy shares

●	any share consolidation, share exchange, or stock dividend

●	changes in a Company’s dividend payments or policies and the declaration or omission of dividends (either securities or cash)

●	the possible initiation of a proxy contest

●	material modifications to rights of security holders

Changes in Financial Results

●	firm evidence of a significant increase or decrease in near-term earnings prospects

●	unexpected changes in the financial results for any periods

●	shifts in financial circumstances, such as cash flow reductions, major asset write offs or write-downs

●	changes in the value or composition of the Company’s assets

Changes in Business and Operations

●	any development that affects the Company’s resources, technology, products or markets

●	a significant change in capital investment plans or corporate objectives

●	major labour disputes or disputes with a major contractor or supplier

●	significant new contracts, products, patents, or services or significant losses of contracts or business

●	changes to the Board or executive management, including the departure of the Company’s CEO, President or CFO (or persons in equivalent positions)

●	any oral or written employment, consulting or other compensation arrangements between the Company and/or its subsidiaries and any director or officer of the Company and/or its subsidiaries or their associates, for their services as directors or officers, or in any other capacity

●	the commencement of, or developments in, material legal proceedings or regulatory matters

●	waivers of corporate ethics and conduct rules for officers, directors, and other key employees

●	any notice that reliance on a prior audit is no longer permissible

●	de-listing of the Company’s securities or their movement from one quotation system or exchange to another

●	notice of suspension review or suspension of trading of the Company’s securities

Acquisitions and Dispositions

●	significant acquisitions or dispositions of assets, property or joint venture interests

●	acquisitions of other companies, including a take-over bid for, or merger with, another Company

Changes in Credit Arrangements

●	the borrowing or lending of a significant amount of money

●	any mortgaging, hypothecating or encumbering of the Company’s assets

●	defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors

●	changes in rating agency decisions

●	significant new credit arrangements

The above list is not exhaustive and will be reviewed and amended by the Company on a regular basis.

(d)	Principles of Disclosure. The following principles shall be observed by the Company in disseminating changes in Material Information:

(i)	Changes in Material Information shall be disclosed by way of a press release disseminated through a newswire service approved by the Company’s corporate counsel. Any such press release shall be filed on SEDAR.

(ii)	If it appears that there will be significant delays in issuing a press release, whether occasioned by the Company or a third party, the issue of the delay shall be raised with the Company’s corporate counsel and, if necessary, the Investment Industry Regulatory Organization of Canada (“IIROC”) to determine whether trading in the Company’s shares should be halted pending release of the Material Information.

(iii)	In any event, the news release containing the Material Information in question may be faxed to IIROC for its review prior to dissemination of the news release.

(iv)	The Company will not, except in exceptional circumstances, delay a news release containing changes in Material Information because of a need for third party approval. In those exceptional circumstances, the Company shall follow the procedure for disseminating confidential information described in Section 6. To prevent this situation from arising, the officers of the Company shall ensure:

(A)	that where a contract provides that the other party has the right to review or approve any public disclosure, there is provision in the contract for the Company to make public disclosure on reasonable notice to the third party if the Company is obliged to do so under applicable law;

(B)	news releases are drafted well ahead of changes in Material Information, particularly the entering into of material contracts, so that these releases may be reviewed and approved in advance of the change occurring; and

(C)	provided that the identity of the third party does not, itself, constitute Material Information, a news release is issued immediately without identifying the third party, if its permission is not forthcoming.

(v)	News releases describing Material Information shall be posted on the Company’s website following their dissemination by newswire and filing on SEDAR.

(vi)	Disclosure should not contain half-truths or any information which requires additional information not to be misleading.

(vii)	The Company shall disclose unfavourable Material Information as promptly and completely as it discloses favourable Material Information.

(viii)	Material Information that has been disclosed must be updated if earlier disclosure has become misleading due to intervening events.

(ix)	In addition to issuing a news release as set out herein, changes to Material Information shall be reflected in a material change report and filed on SEDAR within ten (10) days of its occurrence. Material contracts outside of the Company’s ordinary course of business shall be filed on SEDAR.

6.	Disclosure of Confidential Material Information

(a)	General. Securities legislation permits the Company to delay disclosure of a change of Material Information and to keep it confidential temporarily, when immediate release of the information would be unduly detrimental to the Company’s interests. This can arise, for example, when immediate disclosure might interfere with the Company’s pursuit of a specific objective or strategy, with ongoing negotiations, or with its ability to complete a transaction.

(b)	Determining When to Keep Changes Confidential. The test provided by Canadian securities regulators is that changes to Material Information may be kept confidential when harm to the Company’s business from disclosing outweighs the general benefit to the market of immediate disclosure. A factor in this test is whether there is reasonable likelihood of market participants, not subject to obligations of confidentiality, becoming aware of the change in Material Information before it is disseminated in accordance with Section 5.

Any question as to whether it is appropriate for a change in Material Information to be kept confidential shall be resolved as set out in Section 4(b).

(c)	Procedure. If the Designated Officers of the Company determine in accordance with this Policy that it is appropriate for a change or pending change in Material Information to be kept confidential, the Company shall file a confidential material change report with the appropriate securities commissions, the TSX Venture Exchange and IIROC. This confidential filing, and the Company’s evaluation of the need for confidentiality, must be renewed every ten (10) days, if the Company wants the change in Material Information to remain confidential.

(d)	Leaks. One of the Designated Officers or a person nominated by them shall, during the period the Company has confidential Material Information, carefully monitor market activity in the Company’s securities. If the confidential Material Information, or rumours about it, have leaked or appear to be impacting the Company’s share price, the Company will review the situation and may be required to immediately disclose the confidential Material Information in accordance with Section 5.

7.	Earnings Guidance and Future-Oriented Information

(a)	General Policy. It is the Company’s policy not to provide earnings guidance to the public or to persons, such as analysts, whose work is to make the results of such guidance available to the public. Future-oriented financial information can, of course, be provided to third parties in other circumstances, provided that a Non-Disclosure Agreement is in place or the third party is subject to professional obligations of confidentiality, there is a reasonable expectation of confidentiality on the part of the officer and such disclosure is made in the necessary course of the Company’s business.

(b)	Future-Oriented Information Generally. Forward-looking information (financial or otherwise) may be provided to market participants if it is general and does not touch upon material, bottom-line financial results and is accompanied by the following:

(i)	The information is clearly identified as forward-looking;

(ii)	The Company identifies all material assumptions in the forward-looking information;

(iii)	The forward-looking information is expressed as clearly conditional;

(iv)	The information is accompanied by a statement that identifies, in very specific terms, the risks or uncertainties that may cause the actual results to differ materially from those projected in the statement, and puts market participants on notice that they should not rely on such forward-looking statements;

(v)	Officers are aware at the time they make forward-looking statements that, if material, those statements will need to be publicly revised or corrected if subsequent events make them misleading; and

(vi)	The forward-looking information, if financial in nature, either refers to performance in the next quarter, or has been approved for dissemination by the Audit Committee.

(c)	Managing Expectations. Notwithstanding the general policy set out in Section 7(a), if the Company determines that it will be reporting results materially below or above widely-held public expectations, it will review the need to disclose this fact in a news release.

8.	Selective Disclosure and Tipping

(a)	What is Selective Disclosure or Tipping? Securities legislation prohibits Corporate Actors from providing undisclosed Material Information to third parties, other than in the necessary course of business. The prohibition applies whether the Company or the person providing selective disclosure gains a benefit from the disclosure or not.

(b)	General Prohibition. No Corporate Actor shall engage in selective disclosure. Any question of whether anticipated disclosure is in the necessary course of business shall be resolved by appealing to the Designated Officers.

(c)	Inadvertent Selective Disclosure. In the event a Corporate Actor inadvertently discloses Material Information to a market participant that has not been generally disseminated, the Corporate Actor shall immediately report the selective disclosure to one of the Designated Officers and the Company shall immediately disclose the Material Information in question in accordance with Section 5 or Section 6.

(d)	Equality of Treatment. It is understood that in individual or small-group communications, certain non-Material Information may be provided that has not been generally disclosed to the public. Such information, usually supplied in response to the questions of analysts or other investors, must be provided to any person who makes similar inquiries of the Company. Market participants shall be treated equally by Corporate Actors with respect to non-Material Information.

9.	Prohibition on Certain Uses of the Internet

Corporate Actors are prohibited from disclosing information, material or not, in internet chatrooms, newsgroups, blogs or the website of any third party. Corporate Actors that participate in such forums and write on other subjects may not, without the written permission of a Designated Officer, identify himself or herself as a representative of, or affiliated with, the Company.

10.	Maintaining Confidential Information

(a)	Corporate Information. Corporate Actors are reminded that they have common law and/or contractual duties prohibiting them from releasing any information not generally known concerning the Company or its affairs, other than as is necessary to discharge their responsibilities to the Company. This Policy relies upon Corporate Actors adhering to their duties in this regard.

(b)	Third Party Information. The Company is generally under contractual and common law duties with respect to confidential information it receives from various third parties such as its customers, suppliers, or business partners. This third party information shall be kept confidential by Corporate Actors. In particular, Corporate Actors should take the same measures with respect to the confidential information of third parties as they take with respect to confidential information of the Company.

(c)	Rules of Thumb. While not intended to be comprehensive, the following are basic rules that should be followed to preserve the confidential information of the Company and third parties:

(i)	Confidential papers or electronic media should have “CONFIDENTIAL” or a stronger term clearly written or stamped on them.

(ii)	Documents and files, including electronic files, should be kept in a safe place to which access is restricted to individuals who need to know the information for the purpose of carrying out their responsibilities on behalf of the Company.

(iii)	Confidential matters should not be discussed in places where the discussion may be overheard such as elevators, hallways, restaurants, airplanes or taxis.

(iv)	Confidential information should not be read or displayed in public places and should not be discarded where others can easily retrieve them.

(v)	Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only when it is reasonable to believe that the transmission can be made or received under secure conditions.

11.	Public Communications

(a)	What are Public Communications? For the purpose of this section, “Public Communications” include all press releases, material change reports, financial statements, annual information forms, information circulars, other legislative or regulatory disclosure documents, conference calls, shareholder meetings, analyst meetings, telephone calls to or from shareholders or other market participants, emails to or from shareholders or other market participants, as well as any other means by which the Company provides information to participants or potential participants in the market for the Company’s securities.

(b)	Who is Authorized to Make Public Communications? Only the CEO and CFO are authorized to make or approve Public Communications. Any conference calls with shareholders, investors and analysts will be held by either the CEO or CFO. Only the CEO and CFO are permitted to communicate with analysts concerning the Company. Other executives and staff may speak to analysts only with the pre-authorization of the CEO or CFO. The Company observes “quiet periods” which means that there will be no discussion with analysts, investors or other market participants during a blackout period or during a time where the Company may be involved in a take-over bid, issuer bid, business combination, prospectus offering, private placement, amalgamation, arrangement, capital reorganization or similar transaction except (i) where, in the course of such discussions, no information is imparted by the Company that has not been in the public domain for at least 24 hours; (ii) where each party to such discussions (other than the Company) is acting in its capacity as a professional advisor; and (iii) in exceptional circumstances as determined by the Board or the CEO. Any speaking engagement by an employee of the Company that falls under the definition of Public Communications as defined below must have prior approval from the CEO, CFO or a divisional Vice President. They may delegate this responsibility in certain circumstances to other employees, directors or agents, but the Designated Officers are responsible for reviewing the form and substance of the proposed Public Communication.

The Designated Officers may not delegate responsibility for reviewing and approving formal disclosure documents required by Canadian securities legislation or policies, other than press releases which may be handled as set out in 4(a) if one of the Designated Officers is unavailable.

(c)	Non-Authorized Personnel. Any Corporate Actor approached to make a Public Communication, such as speaking at an industry conference, shall refer interested persons to one of the Designated Officers.

(d)	Conference Calls. Calls with shareholders, investors and analysts should be handled as follows:

(i)	at least one of the Designated Officers shall have general responsibility for supervising the conference call and the information to be provided in it;

(ii)	several days prior to the conference call, the Company shall disseminate a press release announcing that the conference call will be held, along with the conference call numbers and the date and time;

(iii)	the conference operator will be provided with a script containing the Company’s cautionary statement regarding any forward-looking information provided in the course of a call;

(iv)	presentations of any officer or employee speaking in the call must be scripted and contain limited forward-looking information in conformity with Section 7. The provision of earnings guidance must be avoided pursuant to Section 7(a);

(v)	previously undisclosed Material Information may not be provided in the course of a call, pursuant to Section 8;

(vi)	in the event that undisclosed Material Information is inadvertently disclosed during a conference call, such Material Information must be immediately disseminated by news release in conformity with Section 5;

(vii)	there shall always be at least two officers of the Company present on a conference call so that the officer not making the presentation or answering the questions may determine whether un disclosed Material Information is being inadvertently communicated;

(viii)	the conference call may conclude with a question and answer period and at the Company’s option, general callers may be provided with a listen-only service, while analysts are provided with the ability to ask questions; and

(ix)	an audio recording of the conference call shall be made available to those unable to attend the conference call and shall remain available for at least 14 days.

(e)	Communication with Analysts. Only a Designated Officer or a person designated in writing by one of them may communicate with analysts. The Company’s policy with respect to interactions with analysts are as follows:

(i)	selective disclosure must be avoided pursuant to Section 8;

(ii)	no information may be provided to analysts that will not be provided to any person who makes similar inquiry pursuant to Section 8(d);

(iii)	Corporate Actors shall not become involved in approving or influencing analyst opinions or conclusions, aside from merely correcting factual errors, provided that such corrections are based on non-Material Information or Material Information that has been publicly disseminated;

(iv)	no Corporate Actor shall distribute analyst reports to persons outside the Company or publicly endorse such a report;

(v)	the Company will not post analyst reports on its website as set out in Section 14(d).

(f)	Quiet Periods. During a blackout period the Company shall not engage in discussions with analysts, investors or other market participants, except (i) where, in the course of such discussions, no information is imparted by the Company that has not been in the public domain for at least 24 hours; (ii) where each party to such discussions (other than the Company) is acting in its capacity as a professional advisor; and (iii) in exceptional circumstances. In addition, in connection with a take over bid, issuer bid or business combination or a prospectus offering, private placement, amalgamation, arrangement, capital reorganization or similar transaction, subject to certain limited exemptions (such as exercise of previously granted options, warrants or similar rights), neither the Company nor any director or officer or other insider of the Company shall bid for or purchase a “restricted security” for their own account or for an account over which they exercise control or direction or attempt to induce or cause any person or company to purchase a restricted security (see Ontario Securities Commission Rule 48-501). A restricted security for this purpose is any security offered pursuant to the prospectus or private placement offer or offered by the Company pursuant to any securities exchange take over bid, any security of the Company subject to an issuer bid or a security of the Company issuable pursuant to a business combination. These restrictions shall apply: (i) in the case of a private placement or public offering commencing on the date that is two trading days prior to the date that the offering price of the offered securities is determined and ending on the date that the selling process in respect of the offering ends and all stabilizations relating to the offered security are terminated; (ii) in the case of a take over bid or issuer bid, commencing on the date of dissemination of the take over bid or issuer bid circular and ending on the termination of the period during which the securities may be deposited under the bid; and (iii) in the case of another type of business combination, commencing on the date that the information circular for such transaction is disseminated and ending on the date of approval of the transaction by securityholders. A member of the Corporate Governance and Nominating Committee should be consulted if there is any question as to when these restrictions shall have ceased to apply in any particular circumstance.

12.	Liability to Investors in the Secondary Market

(a)	Legislation now enacted in various Canadian provinces (and applicable to the Company by virtue of its participation in the capital markets of such provinces) gives investors in the secondary market the right to sue any public Company and key related people for making public misrepresentations about the Company or for failing to make timely disclosure as required by law.

(b)	The legislation provides secondary market investors with limited right of action against an issuer of securities, its directors, responsible senior officers, “influential persons” (ie. large shareholders with influence over disclosure), auditors and other responsible experts. Secondary market investors have the right to seek limited compensation for damages suffered at a time when the issuer had made, and not corrected, public disclosure (either written or oral) that contained an untrue statement of a material fact or failed to make required material disclosure.

(c)	Investors have the right to sue whether or not they actually relied on the misrepresentation or failure to make timely disclosure.

(d)	The issuer and other possible defendants are afforded varying defences based on the responsibility for the disclosure. For some types of disclosure, a person has a defence if that person conducted due diligence. For other types of disclosure, the person is not liable unless the plaintiff proves that the person knew the information would have been discovered about the misrepresentation, deliberately avoided acquiring knowledge or was guilty of gross misconduct in making the misrepresentation.

(e)	In order to limit potential exposure, the Designated Officers will conduct or cause to be conducted a reasonable investigation of the disclosure to be released such that the Designated Officers would be satisfied that there would be no reasonable grounds to believe that the document or oral statement contains any misrepresentation. Similarly the Designated Officers will conduct or cause to be conducted a reasonable investigation to ensure that there would be no reasonable grounds to believe that a failure to make timely disclosure would occur.

(f)	Strict adherence to this Policy will assist to minimize exposure to potential liabilities under current and proposed legislation.

13.	Website

(a)	General Rule. The Company’s website should not contain any disclosure that would, whether through website architecture, overt statement or omission, materially misrepresent the Company, its business prospects or financial status.

(b)	Regular Review. One of the Designated Officers or an employee delegated by that officer shall review the Company’s website every quarter to ensure that disclosure on the website is accurate, complete and up to date. Annually, counsel to the Company shall review the corporate website for the same purpose.

(c)	Links to Third Party Sites. Unless approved by the Corporate Governance and Nominating Committee, the Company’s website may not link to a third party website. In the event such a link is permitted, it should be clear to visitors that they leaving the Company’s website when clicking on the link.

(d)	Analyst Reports. The Company may provide on its website a list of the investment firms that provide coverage of the Company, along with relevant contact information. The Company may not, however, provide links to those firms or the analyst reports themselves.

(e)	Investor Relations Material. Investor relations material shall be contained within a separate section of the Company’s website and will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent disclosures. All data posted to the website, including text and audiovisual material, shall show the date such material was issued.

14.	Disclosure Record

Designated Officers or an employee they designate, shall maintain a four year file containing all public information provided about the Company, including continuous disclosure documents, news releases, analyst reports, transcripts or recordings of conference calls, notes of meetings with analysts or investors, notes from telephone conversations with analysts and investors, and newspaper or other media articles.

Amended and approved by the Board November 4, 2022

Schedule D – INSIDER TRADING POLICY

INSIDER TRADING AND REPORTING POLICY

(November 4, 2022)

The purpose of the Insider Trading and Reporting Policy (the “Policy”) is to summarize the insider trading restrictions to which directors, officers and employees are subject under applicable securities legislation, and to set forth a policy governing investments in the securities of SolarBank Corporation (“Company”) and the reporting thereof which is consistent with the applicable legislation.

This Policy is not intended to discourage investment in the Company’s securities. Rather, it is intended to highlight the obligations and the restrictions imposed on insiders by relevant securities legislation.

1.	Summary of Legislation

(a)	Securities legislation prohibits any person in a “special relationship” with the Company from either:

(i)	purchasing or selling the Company’s shares with the knowledge of a material fact or material change concerning the Company that has not been generally disclosed; or

(ii)	informing (or “tipping”), other than when necessary in the course of business, another person or Company of a material fact or material change concerning the Company before the material fact or material change has been generally disclosed.

(b)	A material change to the business or affairs of the Company or a material fact is one which would reasonably be expected to have an effect on the market price or value of any securities of a public issuer. A material change is specifically defined to include any decision by a board of directors to implement a material change, as well as any decision made to implement such a change by senior management, if board of director approval is probable.

(c)	This prohibition applies to persons who are deemed to have a “special relationship” with the Company, which include:

(i)	directors, officers, employees and consultants of the Company; and

(ii)	persons or corporations who learn of a material fact or material change concerning the Company.

(d)	While the penalties for a breach of this prohibition vary among jurisdictions, a breach may render you personally liable to prosecution and, upon conviction, to a fine not exceeding CAD$5,000,000 or five years in jail, or both. Further, you may be subject to civil actions at the instance of all or any of security holders, the companies whose securities were traded, and regulators.

(e)	You should note that any person who is associated with you, including any member of your family, your spouse or any person living with you, is also deemed to be a person in a special relationship with the Company, and is subject to the same legal obligations and duties.

2.	Trading Prohibitions

(a)	In light of the foregoing, all directors, officers and employees of the Company will be subject to the following prohibitions relating to investments in the Company’s securities and securities of other public issuers:

(i)	If one has knowledge of a material fact or material change related to the affairs of the Company or any public issuer involved in a transaction with the Company which is not generally known, no purchase or sale may be made until the information has been generally disclosed to the public and the blackout periods set forth below have expired;

(ii)	Knowledge of a material fact or material change must not be conveyed to any other person other than in the necessary course of business until the information has been generally disclosed to the public and the blackout periods set forth below have expired;

(iii)	Any hedging activities, including the practice of selling “short” securities of the Company at any time, are not permitted;

(iv)	The practice of buying or selling financial instruments, including a “call” or “put” or any other prepaid forward contracts, equity swaps, collars, units of exchange funds or derivative security in respect of any securities of the Company is not permitted; and

(v)	Trading is prohibited in the event that the Company has provided notice of a pending material fact or material change until the information has been generally disclosed to the public and the blackout periods set forth below have expired.

(b)	For purposes of this Policy, public issuer includes any issuer, whether the Company or otherwise, whose securities are traded in a public market, whether on a stock exchange or “over the counter”.

(c)	The above prohibitions and the insider reporting obligations provided below apply equally to the trading or exercising of options to acquire shares or other securities of the public issuer.

(d)	Notwithstanding the above prohibitions in subsection 2(c) but subject to any other applicable sections of this Policy and any other applicable policies of the Company, the Company’s directors, officers and employees will be able to sell a security which such person does not own if such person owns another security convertible into the security sold or an option or right to acquire the security sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the security so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser. The Company requires that anyone subject to this Policy provide advance written notice to the Chief Financial Officer of such activity at least two days prior to such activity.

3.	Insider Reporting Obligations

(a)	A person or corporation who becomes a “reporting insider” of the Company must file an insider report within 10 calendar days of the date of becoming a “reporting insider”. Furthermore, securities legislation requires reporting insiders to prepare and file a report of every trade they make in securities of the Company. This includes the granting and exercise of stock options or any other rights to acquire securities. Under securities legislation, reporting insiders are personally responsible for ensuring that insider reports are filed within five (5) calendar days of the trade. Assistance with filing these reports on the SEDI website may be obtained from the Chief Financial Officer. In order to allow the Company to comply with its reporting obligations, reporting insiders must also advise the Company immediately of any trade in securities of the Company. In addition, a reporting insider whose direct or indirect beneficial ownership of or control or direction over securities of the Company changes, must file an insider report of the change within five (5) calendar days of the date of the change.

(b)	National Instrument 55-104 - Insider Reporting Requirements and Exemptions (“NI 55-104”) defines a ”reporting insider” to include, among others, an insider of the issuer if the insider is:

(i)	the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer and each director of the issuer, of a significant shareholder of the issuer or of a major subsidiary of the issuer;

(ii)	a person or corporation responsible for a principal business unit, division or function of the issuer;

(iii)	a significant shareholder of the issuer; and

(iv)	any other insider that in the ordinary course receives or has access to information as to material facts or material changes concerning the issuer before the material facts or material changes are generally disclosed and directly or indirectly, exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of the issuer.

(c)	It is each insider’s personal responsibility to determine if they are a “reporting insider” as defined in NI 55-104 and they should review the complete definition of such term in NI 55-104 in making such determination. It is each reporting insider’s responsibility to ensure that all requisite insider trading reports are filed with the appropriate securities commissions within the statutory time limits.

(d)	A copy of the insider report may be obtained from the Company and is required to be filed electronically on SEDI.

4.	Additional Restrictions for Directors, Officers and Employees

Blackout Periods

(a)	No trades or other transactions in securities of the Company (including the exercise of stock options or transactions involving other forms of equity-based compensation) shall be carried out by:

(i)	directors of the Company;

(ii)	officers of the Company; and

(iii)	any employees of the Company who receive notice from the Company’s CFO,

during the period of time beginning thirty (30) days prior to the scheduled release of financial results for a fiscal quarter or a fiscal year until the second trading day after the financial results have been disclosed by the Company.

(b)	Trading black-out periods may also be prescribed from time to time as a result of special circumstances relating to the Company. All directors and officers and employees with knowledge of such special circumstances will be covered by the black-out.

CERTIFICATE Of THE COMPANY

Dated: February 10, 2023

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

“Dr. Richard Lu”	“Sam Sun”
Dr. Richard Lu Chief Executive Officer	Sam Sun Chief Financial Officer

On Behalf of the Board of Directors

“Paul Pasalic”	“Paul Sparkes”
Paul Pasalic Director	Paul Sparkes Director

C-1

CERTIFICATE Of THE PROMOTER

Dated: February 10, 2023

This prospectus, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

“Dr. Richard Lu”
Dr. Richard Lu

C-2

CERTIFICATE Of THE AGENTS

Dated: February 10, 2023

To the best of our knowledge, information and belief, this prospectus, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

RESEARCH CAPITAL CORPORATION

“Jovan Stupar”
Jovan Stupar
Managing Director